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05006315



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Holcim Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME MAR 08 2005

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 4093 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/8/05


Holc
APASCO
Holc
Holcim

Holcim

Preprint **Annual Report 2004 Holcim Ltd**

ARIS
12-31-04

Strength. Performance. Passion.

van Graf, Switzerland





Dana Jenick, USA




APASCO

Ricardo Juarez Altamirano, Mexico





ollin Ramukhubathi, South Africa





ey Nicolas C. Tacardon, Philippines





Mariella Coto Quesada, Costa Rica



"Holcim stays on track for success. Sales are up in all Group regions and segments with a continued trend toward positive margins."

Rolf Soiron

"Our employees demonstrate enthusiasm and commitment to our company. They are the foundation on which to build the future of Holcim."

Markus Akermann

Whenever we speak of the men and women of Holcim in our annual reports, their story is often not told enough. The people behind the facts and figures stay mostly in the background.

This annual report is different: It introduces six people whose aspirations and responsibilities are typical of the 47,000 men and women that make up Holcim's worldwide workforce.

These portraits are intended to show how people work at Holcim, how they lead their lives and what values are important to them. Just like they want to do something of interest or concern in their private lives, their sense of commitment extends to our company when on the job.

If the Holcim Group is no longer perceived as a mere cement supplier but increasingly as an integrated provider of building materials, it is because of its people. People of different cultures who value team work and people who believe the overall picture is as important as minute details.



Einsiedeln's ski jump with innovative solutions from Holcim Switzerland





Expert marketing assistance from Holcim US, a preferred supplier



Quality and on-time delivery: Value added from Holcim Apasco (Mexico)



Aggregates: A key product from Holcim South Africa



Automation at the Bulacan plant of Holcim Philippines





Holcim Costa Rica partners with Vivamos Mejor, a foundation for social change



		2004	2003	±%	±% local currency
Annual production capacity cement	million t	154.1	145.2	+6.1	
Sales of cement and clinker	million t	102.1	94.3	+8.3	
Sales of aggregates	million t	104.2	95.9	+8.7	
Sales of ready-mix concrete	million m^3	29.3	27.0	+8.5	
Net sales	million CHF	13,215	12,600	+4.9	+8.0
Operating EBITDA	million CHF	3,588	3,311	+8.4	+12.2
Operating EBITDA margin	%	27.2	26.3		
EBITDA	million CHF	3,619	3,383	+7.0	+10.5
Operating profit	million CHF	2,251	1,925	+16.9	+21.2
Operating profit margin	%	17.0	15.3		
Net income before minority interests	million CHF	1,153	932	+23.7	+27.8
Net income after minority interests	million CHF	914	686	+33.2	+37.8
Net income margin	%	6.9	5.4		
Cash flow from operating activities	million CHF	2,622	2,619	+0.1	+3.3
Cash flow margin	%	19.8	20.8		
RONOA	%	14.1	12.2		
Net financial debt	million CHF	6,810	8,299	−17.9	−12.9
Funds from operations[1] / net financial debt	%	38.1	28.6		
Shareholders' equity including interests of minority shareholders	million CHF	10,708	9,499	+12.7	+18.9
Gearing[2]	%	63.6	87.4		
Personnel	31.12.	46,909	48,220	−2.7	
Earnings per dividend-bearing share	CHF	4.32	3.51	+23.1	+27.4
Fully diluted earnings per share	CHF	4.28	3.49	+22.6	+27.0
Cash earnings per dividend-bearing share[3]	CHF	5.95	4.96	+20.0	+23.5
Gross dividend	million CHF	279[4]	225	+24.0	
Gross dividend per share	CHF	1.25[4]	1.15	+8.7	

Principal key figures in USD (illustrative)[5]					
Net sales	million USD	10,657	9,403	+13.3	
Operating EBITDA	million USD	2,894	2,471	+17.1	
Operating profit	million USD	1,815	1,437	+26.3	
Net income after minority interests	million USD	737	512	+43.9	
Cash flow from operating activities	million USD	2,115	1,954	+8.2	
Net financial debt	million USD	5,974	6,693	−10.7	
Shareholders' equity	million USD	9,393	7,660	+22.6	
Earnings per dividend-bearing share	USD	3.48	2.62	+32.8	
Principal key figures in EUR (illustrative)[5]					
Net sales	million EUR	8,581	8,289	+3.5	
Operating EBITDA	million EUR	2,330	2,178	+7.0	
Operating profit	million EUR	1,462	1,266	+15.5	
Net income after minority interests	million EUR	594	451	+31.7	
Cash flow from operating activities	million EUR	1,703	1,723	−1.2	
Net financial debt	million EUR	4,394	5,320	−17.4	
Shareholders' equity	million EUR	6,908	6,089	+13.5	
Earnings per dividend-bearing share	EUR	2.81	2.31	+21.6	

[1] Net income before minority interests and depreciation and amortization.
[2] Net financial debt divided by shareholders' equity including interests of minority shareholders.
[3] Excludes the amortization of goodwill and other intangible assets.
[4] Proposed by the Board of Directors.
[5] Income statement figures translated at average rate; balance sheet figures at year-end rate.



Rolf Soiron

Markus Akermann

Improved performance and expansion

Dear Shareholder

Excellent Group results

In 2004, the world economy gained momentum across a broad front. The construction sector expanded in many markets with all Group regions seeing an increase in demand for our products and services. This gratifying picture had a positive impact on the consolidated income statement and a strong fourth quarter enabled us to significantly exceed our profit forecasts. Holcim has once again succeeded in boosting its operating results and consolidated net income. Points worth noting include the significant improvement in margins despite higher energy costs and the rise in earnings per share. The Board of Directors will therefore be proposing to the annual general meeting that the gross dividend per registered share be increased by CHF 0.10 to CHF 1.25.

This means that Holcim has once again created value added for you as shareholders. At the same time, it has strengthened the basis for future growth. The Board of Directors and the Executive Committee will continue to pursue the strategic expansion of the Group, while systematically increasing operational efficiency, promoting innovative capacity and offering our customers an attractive range of products and services. Our aspiration to become the most respected and attractive company in the industry is rooted in our excellent market positions and skilled workforce. Last year, our employees' commitment and extensive experience helped us make good progress toward achieving this objective. We would like to thank all concerned for their sterling efforts.

Europe and Latin America make largest contribution toward profits

Our European companies have made excellent headway. We benefited from rising demand for building materials, particularly in southern and southeastern Europe, but also in France and Switzerland. The improvement in business conditions led to a substantial rise in profit. In North America, we were able to make good progress in a positive economic environment. Operating profit was strengthened substantially by further progress in the optimization of our cost structure and by higher prices in the US. The modernization and expansion program initiated some years ago is now generating the anticipated improvements in performance. In the largest economies of Latin America we have once again posted some very heartening results despite the high value of the Swiss franc and negative market factors. This year's success was mainly driven by Venezuela, Ecuador and Argentina. In Africa and the Middle East all Group companies increased cement deliveries. Our operations were particularly successful in South Africa and Egypt, leading to a jump in profit. Substantial operating progress was also made in the Asia Pacific region, specifically in the Philippines and Thailand, as well as in Sri Lanka and New Zealand.

Strong balance sheet enables important acquisitions

At the 2004 annual general meeting you approved a capital increase. The Board of Directors and Management would like to thank you again for the confidence you have placed in them. The solid equity base enabled us to assume full ownership of the Mexican Group company and secure a majority position in a very profitable cement company in El Salvador. However, we were also able to address new projects in both mature and developing markets. As we informed you this January, Holcim is about to embark on further expansion moves. In mature markets, we aim to operate increasingly as an integrated supplier of building materials and strengthen our position in this sector. At the same time, we intend to establish ourselves in the growth market of India with acquisitions in the cement sector.

Aggregate Industries is an international aggregates and building materials group with leading market positions in the UK and the US. With 8,500 employees, it produces gravel, crushed stone, sand, asphalt and ready-mix concrete at over 650 sites. A joining of forces would enable us to strengthen our position as an integrated supplier of building materials. The profitable aggregates business gives us some important advantages in conjunction with our Group companies and strengthens our raw materials base with excellently positioned and extensive reserves of materials.

After many years of preparation, we are about to make a decisive move in India. In partnership with Gujarat Ambuja Cements Ltd we plan to acquire a majority stake in The Associated Cement Companies Ltd, the number two on the Indian subcontinent, while at the same time taking over full ownership of Ambuja Cement Eastern Ltd. Assuming successful bids, the transaction will have the concentrated power of 20 million tonnes of cement capacity behind it in a very fast growing market that will provide us with additional potential.

Both bids have the support of the respective Boards of Directors. Completion of the takeovers would support the positive earnings per share trend and expand the Group's global presence. As announced, the transactions will be financed from existing liquidity and from firmly committed credit lines.

Commitment to sustainability

Holcim's strategy is characterized by sustainability – in the sense of long-term profitability in harmony with environmental and social progress. Our efforts, which we present in a separate environmental and social report, also receive international attention. Thus, we are once again listed in the "Dow Jones Sustainability Index" and have been included in the London Stock Exchange's "FTSE4Good Index" for the first time. During the year under review, Group-wide ISO certification for quality and environment was largely completed.

The initiative for the promotion of sustainable construction launched in the late fall of 2003 enjoyed a brilliant public debut. The "Holcim Forum for Sustainable Construction", organized specifically for architects and planners in conjunction with the ETH in Zurich, received a positive response in interested circles. Participants from around the world discussed the basic social needs for construction. 2005 will see the staging of the first round of awards for sustainable construction projects in the Group regions. This will be followed in 2006 by the global jury appraisal and announcement of the main winners of the contest.

Following the tsunami disaster, we too showed solidarity with the victims. Holcim employees took part in the initial aid operations in Sri Lanka, Thailand and Indonesia. We have also set aside substantial support funds and are helping with the reconstruction effort.

Training as the key to success

Last year's senior management training activities saw us embark on a cooperative venture with two of the most prestigious business schools, the IMD in Lausanne and the University of St. Gallen. Intensive critical discussion of the latest insights on management theory and practice-related exchanges of views also serve to strengthen the esprit de corps in our dynamically growing company.

Solid starting position for 2005

After completion of the acquisitions in the UK and India, we intend to proceed with the rapid integration of the two profitable companies into the Holcim Group and look forward to welcoming staff from the new Group companies into our midst. The exchange of views in all business segments and at various levels will provide new motivation and create additional value.

Overall, we expect global economic growth to remain solid. In most countries, the continuing robust state of the construction sector will support the existing high level of demand for our products. However, we shall also be taking further steps to increase efficiency in the Group. The Board of Directors and the Executive Committee are once again expecting the current financial year to see an improvement in results.





Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
CEO



From left to right:
Hansueli Heé
Tom A. Clough
Theophil H. Schlatter
Benoît-H. Koch
Markus Akermann
Paul Hugentobler
Thomas Knöpfel



Board of Directors

Rolf Soiron
Chairman
Willy R. Kissling
Deputy Chairman, Chairman Governance, Nomination & Compensation Committee
Markus Akermann
Erich Hunziker
Peter Küpfer
Chairman Audit Committee
Andreas von Planta
Gilbert J.B. Probst
H. Onno Ruding
Thomas Schmidheiny
Wolfgang Schürer
Dieter Spälti
Peter G. Wodtke

Secretary of the Board of Directors
Christian Wind

Executive Committee
Markus Akermann
Chief Executive Officer
Mexico
Tom A. Clough
East Asia including Philippines, Oceania, South and East Africa
Hansueli Heé
Europe excluding Iberian Peninsula, UK and Norway
Paul Hugentobler
South Asia and ASEAN excluding Philippines
Thomas Knöpfel
Latin America excluding Mexico
Benoît-H. Koch
North America, UK, Norway, Mediterranean including Iberian Peninsula, International Trade
Theophil H. Schlatter
Chief Financial Officer

Area Management
Urs Böhlen
Javier de Benito
Gérard Letellier
Bernard Terver

Corporate Functional Managers

Jacques Bourgon
Hans Braun
Beat Fellmann
Roland Köhler
Stefan Wolfensberger

Group and Holding Company Auditors
Ernst & Young Ltd.

Management Structure
See organization chart as at January 1, 2005 on the back cover flap.

Changes
The annual general meeting of May 14, 2004 elected H. Onno Ruding as member of the Board of Directors.

Urs Bieri retired from the Executive Committee at the end of 2004 for reasons of age.

Effective January 1, 2005 Gérard Letellier has been promoted Area Manager and Jacques Bourgon, Hans Braun, Beat Fellmann, Roland Köhler and Stefan Wolfensberger were promoted Corporate Functional Managers.

Sharing the aspirations of customers and end-users, Ivan Graf has been with Holcim Switzerland since 1999. For the past 20 months he has been Manager of Cement Sales serving customers in Switzerland, southern Germany and Austria's Vorarlberg. "There is not a single day which turns out the way I imagined it," says Ivan with a smile. He is driven by new challenges. One such challenge is a project scheduled for completion in Einsiedeln. Switzerland's most talented ski jumpers as well as athletes of world renown are expected to train in this community of Central Switzerland winter and summer alike. This does not only appeal to Ivan from a professional perspective. He himself is an avid amateur athlete. Solid training is a prerequisite for top performance.



Strength. Performance. Passion.



Holcim Switzerland is currently involved in a number of major projects such as the new ski jump in Einsiedeln.





A day on the job may turn out to be challenging: morning visit to a key cement buyer (Bernhard Zindel, second row left) in Grisons and afternoon inspection of the Einsiedeln construction site.







Construction of the new ski jump has progressed considerably. The landing area will feature a special pavement: a type of roller-compacted concrete never used before this way. Ivan Graf reviews each phase with foreman Urs Reichmuth (second row right).





Ivan Graf is proud of the history behind the project. Initially, the ski jump was not intended to be a concrete structure. The alternative solution proposed by Holcim in the bidding process convinced both the customer and project engineers. Hermann Kälin (second row center) of the project consortium is proud of what has been accomplished.







Strong profit rise in Europe

New impetus for the construction sector

The vigorous upturn in global economic activity in the last year has put the European economy back on the growth track. Most of the countries in which we are active increased their output. In eastern and southeastern Europe the accession of ten new member states to the European Union provided additional stimuli.

The construction sector in most countries benefited from this encouraging environment. There was an increase in demand for construction services in France and Switzerland, while in Spain and Italy it was particularly pronounced. Markets in eastern and southeastern Europe also performed well. Only in Germany and – to a lesser extent – the Netherlands were order books unsatisfactory.

Major projects stimulate cement demand

Cement consumption in Group markets during the year under review rose by 3.3 percent to 228.5 million tonnes. In southern Spain and northern Italy the expansion of the transport infrastructure and private house building generated strong growth momentum. In France residential construction was stimulated by state support and tax reductions. In Switzerland the demand for construction materials was also at a high level, the most significant factors being tunnel construction for the transalpine rail network and the Rail 2000 project, both of which involve large volumes of cement. But in some regions cement consumption declined: in Germany, for example, where the recession in the construction sector persisted for an eighth successive year.

Cement demand in eastern and southeastern Europe was sharply up. Production rose in all construction sectors – the lion's share in connection with capital spending on the improvement and expansion of important transport links, together with commercial and industrial construction. Prominent among these projects are the modernization of Sofia airport and the increased rate of construction of international transport links, such as the new motorway between Budapest and Bucharest. Demand for cement was also especially brisk in the Greater Moscow region.

Steep rises in cement sales

Cement deliveries by Group region Europe rose by a remarkable 16.2 percent to 30.8 million tonnes. Apart from heavier demand, the main factor behind this sizeable rise in volume was our stronger presence in key markets. Our two Russian plants at Shurovo and Volsk were consolidated for the full year for the first time, as was the Dotternhausen plant in southern Germany. The Pleven plant in the north of Bulgaria has belonged to the Holcim Group since May 2004.

Production Capacity Cement per Region 2004


Group:
■ Cement plant
● Grinding plant
▲ Terminal
Participation:
□ Cement plant

Region	Capacity	Share
Group	154.1 million t	100%
Europe	**45.3 million t**	**30%**
North America	22.0 million t	14%
Latin America	34.5 million t	22%
Africa Middle East	14.9 million t	10%
Asia Pacific	37.4 million t	24%

The most dynamic internal growth was achieved by our Group companies in Spain and southeastern Europe, while we also did well in France and Switzerland. Holcim Germany held its own in its sales territory in the north of the country, and Holcim Italy once again exceeded the previous year's level, which was itself high. Our Group companies in the Czech Republic, Slovakia and Hungary continued to be affected by substantial cement imports from neighboring countries, while Holcim Croatia – in spite of subdued domestic demand and limited export opportunities – posted stable sales volumes.

Deliveries of aggregates were up 5.3 percent to 57.8 million tonnes. Individual Group companies achieved significant rises in output. This increase in volume is partly due to the positive market conditions in Spain and southeastern Europe, partly to the acquisition of a number of quarries in the Iberian Peninsula.

Cement Consumption Group Countries in million t*	2004	2003	± %
Belgium	5.6	5.5	+3.0
Netherlands	5.0	5.3	–5.0
France	21.6	20.7	+4.3
Spain	47.1	46.1	+2.0
Germany	28.7	29.9	–4.0
Switzerland	4.3	4.0	+8.6
Italy	45.5	43.5	+4.3
Austria	4.6	4.5	+2.2
Czech Republic	4.0	4.1	–2.4
Slovakia	1.8	1.8	–
Hungary	4.1	4.0	+1.7
Croatia	2.7	2.7	–1.5
Union of Serbia-Montenegro	2.1	2.0	+7.0
Romania	5.6	5.0	+13.0
Bulgaria	2.4	1.8	+33.3
Russia	43.0	40.0	+7.5
Northern Cyprus	0.4	0.2	+93.2
Total	228.5	221.1	+3.3

*Holcim estimates.

Sales of ready-mix concrete increased by 4.6 percent to 13.7 million cubic meters. Strategically important expansion in southern and southeastern European markets reinforced our regional presence.

Expanded trading activities

Madrid-based Holcim Trading, besides further consolidating its leading global position in international cement, clinker and raw materials trading, strengthened its market position with coal and petroleum coke. Trading volumes with Group companies and third parties set a new record of 14.2 million tonnes (2003: 11.5) during the year under review.

At the beginning of 2005 Holcim acquired Ecotrade International, a company that markets among other commodities blast furnace slag. Adding this hydraulically active binder to cement allows the clinker content to be reduced, thus expanding our range of special cements.

Focused capacity expansion

Group region Europe pushed ahead with comprehensive efficiency-boosting programs and consolidated its industrial base in various areas.

We successfully commissioned new kiln lines at our plants in Rohožník (Slovakia) and Alesd (Romania), as well as acquired 100 percent of the Pleven cement plant in northern Bulgaria – thus expanding our cement capacities in these markets in readiness for future growth. These were major steps forward in terms of low-cost, environmentally friendly production.

In another future-oriented step, Russian company Alpha Cement was fully integrated into the Group as of December 31, 2003. The favorable location of its Shurovo and Volsk plants means that both these production facilities can supply the important Moscow market. We have opened a new railhead in Moscow to increase the continuity and efficiency of our supplies to customers. Besides this, the Volsk plant on the Volga has increased cement deliveries to its sister company in Azerbaijan – and commenced exports of special cements to Kazakhstan for use in the oil extraction industry.

At the Merone plant in Italy we commissioned a larger cement mill and a new packaging facility. Grinding capacities were also expanded at the Morano plant, so Holcim Italy was able to achieve a significant increase in its output of bagged cement.

In Belgium the Inter-Béton joint venture was dissolved and Holcim Béton (Belgique) established, rationalizing the ready-mix concrete business in that country and equipping it to meet future market requirements.

In the Netherlands we acquired a minority holding in major ready-mix concrete producer Den Boer, giving Holcim a new distribution channel and increasing our customer proximity.

Significantly higher operating profit

Practically all Group companies in Europe improved their operating results, some of them substantially. This was primarily due to higher sales volumes and increased efficiency at all operational stages.

The good annual results in Spain, Italy and Switzerland are particularly worthy of note, as is the significant progress made in eastern and southeastern Europe.

Although the market situation remained difficult, Holcim Germany was able to start raising its prices in 2004 – resulting in a loss that was considerably lower than the previous year's.

Holcim France Benelux posted a fall in its operating results. This was due to pressure on margins and to extraordinary restructuring costs at the Obourg plant.

Consolidated Sales in Europe	2004	2003	±%
Cement and clinker in million t	30.8	26.5	+16.2
Aggregates in million t	57.8	54.9	+5.3
Ready-mix concrete in million m^3	13.7	13.1	+4.6

Consolidated Key Figures Europe	2004	2003	±%
Net sales in million CHF	4,744	4,441	+6.8[1]
Operating profit in million CHF	662	482	+37.3[1]
Operating EBITDA in %	24.0	22.6	–
Personnel	14,980	15,365	–2.5
Production capacity cement in million t	45.3	44.0	+3.0
Cement and grinding plants	41	44	–
Aggregates operations	150	144	–
Ready-mix concrete facilities	377	368	–

[1] Changes in local currency see pages 90 and 92.

In total Group region Europe had an extremely positive effect on Group result. Operating profit was up by 36.1 percent in local currency terms. Converted to Swiss francs, it rose by 37.3 percent to CHF 662 million.

Composite cements and alternative fuels gain ground

A considerable share of the Group's capital spending went on the construction of new slag granulation and grinding facilities for the composite cement production at our plants at Carboneras in Andalusia and Höver in Germany, and also at the port of Dunkirk. Additional mixing facilities were commissioned in neighboring plants in order to broaden our sales base. The use of blast furnace slag in cement production allows the clinker content to be reduced, with a concomitant cut in CO_2 emissions per tonne of cement.

To strengthen its position in the field of alternative fuels, Holcim France Benelux acquired 100 percent of the equity of recycling company Scoribel.

Several plants in Spain, Italy and Russia successfully completed the ISO 14001 environmental certification process. Our plant in Croatia is set to commis-

Employees per Region 2004



Group[1]	46,170	100%
Europe	14,980	33%
North America	5,249	11%
Latin America	10,676	23%
Africa Middle East	4,621	10%
Asia Pacific	10,644	23%

[1] Excluding Corporate.

sion a new cement mill, which will enable it to grow with the market and significantly decrease its energy costs.

Positive expectations for Europe

We believe the economy in western Europe will continue to perform well, though the growth rate is likely to be rather lower – and we expect construction activity in eastern and southeastern Europe to continue to thrive. In Germany no significant recovery in the construction sector would yet appear to be on the cards. For Group region Europe as a whole, however, we expect stable sales figures and a further improvement in operating result.

"In Europe, we have the resources to respond to market growth. Cement plants in emerging markets have been designed to be cost-efficient and respectful of environmental concerns. And we have consolidated our aggregates and ready-mix concrete business. These investments will generate additional revenue." Hansueli Heé


SUI 60
SUI 37
SUI 70
SUI 009

Ivan Graf likes to compete. But he won't have fate take the wind out of his sails. Growing up in the French part of Switzerland, he learned to sail at an early age. Three years ago, he began to organize a Holcim regatta for business partners on one of Switzerland's majestic lakes.





Surprisingly, it's the first time participants form up a team for the regatta. This forces them to work hand in hand rather quickly. Whether builders, engineers, architects or other building professionals from different companies, they are literally in the same boat – to the delight of Ivan Graf.




VD 10203



When fish is served to wind up the regatta, the event becomes a true celebration. In fact, Ivan Graf's cooking could make him even more friends and earn awards.

Give it your all, whatever you do. This could summarize the philosophy of Dana Jenick. A Holcim employee since 1998, Dana arrived in Colorado in 2000. Since then she has been involved in a wide variety of construction projects: roads, bridges, railway lines, commercial projects and a whole lot more. Whether she trains for a triathlon, nurtures an abandoned horse back to health or advocates the development of a new 100-mile bicycle pathway, Dana is committed to her undertaking. This is particularly true in terms of her responsibilities as one of six regional Market Managers in the Colorado Sales Group for Holcim US. She believes it is important for her to be familiar with the needs of her customers and to respond to such needs. It comes as no surprise that she is much appreciated by building professionals. For them, it still means something when someone gives them their word. "Dana is our assurance that our projects are completed on time. She is a true professional," comments one of her loyal customers.



Strength. Performance. Passion.





The area served by the Colorado Sales Group of Holcim US is enormous and includes the Four Corners Area where Utah, Arizona, New Mexico and Colorado join. Fortunately, Dana Jenick does not mind the long drives. She knows they are unavoidable if she is to maintain regular contact with her key customers.


927·KJD


BUILDING
940 SO 10

Steve Olson of Colorado's Department of Transportation puts it in a nutshell: "Dana Jenick is a rare commodity in the materials industry. Not every supplier has that kind of commitment."





Whether she is dealing with building contractors, planners, concrete producers or with end-users directly at the construction site, Dana Jenick comes to the point. An attitude confirmed by Doug Wolf, an engineer with Whitewater Building Materials and responsible for the new bridge over the Colorado River.













Strong progress in North America

Positive economic activity in the USA and Canada

The US economy grew by 4 percent in presidential election year, continuing the upturn that had begun in the second half of 2003. The Canadian economy remained in robust health, posting a growth rate of the order of 3 percent.

Rising demand for cement

The demand for building materials in the USA benefited from the favorable state of economic activity. One important element in the upturn in demand was private residential construction, though this did lose some momentum toward the year-end as interest rates picked up. Capital spending by public corporations on expanding and modernizing the infrastructure was stable, however, and there was a steady increase throughout the year in commercial and industrial construction activity.


Production Capacity Cement per Region 2004
Group:
■ Cement plant
● Grinding plant
▲ Terminal

Region	Capacity	Share
Group	154.1 million t	100%
Europe	45.3 million t	30%
North America	22.0 million t	14%
Latin America	34.5 million t	22%
Africa Middle East	14.9 million t	10%
Asia Pacific	37.4 million t	24%

Cement Consumption Group Countries in million t*	2004	2003	± %
USA	112.3	107.5	+4.5
Canada	9.4	8.9	+6.0
Total	121.7	116.4	+4.6

* Holcim estimates.

Consolidated Sales in North America	2004	2003	± %
Cement and clinker in million t	17.5	17.2	+1.7
Aggregates in million t	21.2	17.1	+24.0
Ready-mix concrete in million m^3	2.5	2.5	–

Consolidated Key Figures North America	2004	2003	± %
Net sales in million CHF	2,630	2,507	+4.9[1]
Operating profit in million CHF	325	273	+19.0[1]
Operating EBITDA in %	19.7	18.1	–
Personnel	5,249	5,236	+0.2
Production capacity cement in million t	22.0	21.3	+3.3
Cement and grinding plants	20	21	–
Aggregates operations	28	15	–
Ready-mix concrete facilities	44	41	–

[1] Changes in local currency see pages 90 and 92.

The US cement industry was operating to the limits of its capacity throughout the entire year. In some regions of the US there were bottlenecks in cement supply as early as the second quarter. The higher demand meant that significantly more cement had to be imported than in the previous year. Overall cement consumption in the United States rose by 4.5 percent to 112.3 million tonnes.

In Canada business activity was brisk in all construction sectors. The number of housing starts throughout the country reached a level not seen for seven years. The primary effect of this was felt in the heavily populated areas of the Quebec and Ontario provinces, which are important markets for Holcim – and where there was also substantial progress in the expansion of the commercial and industrial sectors. Demand for cement was supported by major contracts like the renovation of the water supply system in the Greater Toronto area, expansion work at all three of the country's important airports and the expansion of both the motorway and public transport networks.

Canadian cement consumption rose by a remarkable 6 percent to over 9.4 million tonnes.

Sales up in all segments

Holcim US increased cement deliveries in important market regions in 2004, volumes rising by 3.1 percent as compared with the previous year to 13.4 million tonnes. Sales of GranCem® products, which are based on blast furnace slag, were up by 41.1 percent to 1 million tonnes. Restricted capacities prevented Holcim US from meeting the demand in full and the company concentrated on key customers and on the higher-price segment. Due to the strong rise in freight rates, Holcim US was not able to buy in higher cement quantities from abroad.

Cement shipments were particularly high in Colorado and other mid-Western states, and also in Michigan and Ohio. Sales volumes were stable in Texas and the Greater Chicago area. The substantial rise in volumes in the southeast of the USA cannot be attributed entirely to the favorable state of economic activity: it was also due to the additional production capacities at the new, efficient Holly Hill plant in South Carolina, which has been in operation since mid-2003.

St. Lawrence Cement posted slightly rising sales volumes in Canada, though sales in its markets in the northeast of the USA were marginally down. The company was unable to meet the additional demand for cement with imports at competitive prices. This Group company suffered a slight overall decline in cement shipments.

Cement deliveries by Group region North America reached 17.5 million tonnes (2003: 17.2), and a higher proportion of the total was produced locally.

In the aggregates segment volumes rose by 24 percent to 21.2 million tonnes, primarily reflecting the acquisition of further quarrying, gravel and sand operations in the Toronto region. Rising demand for ready-mix concrete in Quebec increased volume to 2.5 million cubic meters, slightly ahead of the previous year's figure. The large volume of concrete supplied by Demix Construction is particularly worthy of note. Some of it was for surfacing work on Montreal's expressways 40 and 10, some for the construction of a new runway at Dorval airport.

Higher operating profit margin

Group region North America achieved significant progress in terms of the bottom line. In local currency terms operating profit increased by 25.6 percent, and – despite the persistent weakness of the dollar – this translated into a consolidated operating profit in Swiss francs that was still up 19 percent to CHF 325 million.

This significant improvement can mainly be attributed to slightly higher sales volumes, a rise in the proportion of product produced internally, and better prices. But the optimized cost structure was also a crucial factor, especially at Holcim US. Our renewal and expansion program, which has already been in progress for several years, combined with strict cost management to increase efficiency, enabled us to compensate for increased prices of energy and raw materials.

New cement plant

Toward the end of 2004 Holcim US successfully completed the comprehensive process of obtaining approval for the construction of a new cement factory near Ste. Geneviève on the Mississippi. All the objections filed were settled out of court. The foundation stone for the construction of this cement plant, which will have an annual capacity of 4 million tonnes, is scheduled to be laid toward the end of 2005.

The cement plant that St. Lawrence Cement wants to build near Greenport, north of New York, is still in a complex approval process. Its innovative design means that the proposed plant will be virtually out of sight, even from close by. St. Lawrence Cement remains committed to build this state-of-the-art cement plant, and to pursue the approval procedure to a successful conclusion.

Sustainable development in the spotlight

Our North American Group companies have continued to pursue their sustainable business development objective with drive, attaching particular importance to the maximum utilization of alternative fuels and raw materials.

At its Joliette plant in Canada, St. Lawrence Cement doubled its capacity to process used tires, nylon fibers and sawmill waste – enabling it to reduce its previous consumption of traditional fuels by one third.

At its Dundee plant Holcim US has largely completed a comprehensive modernization program that involved the incorporation of grinding facilities for alternative fuels. Group-owned Energis LLC commissioned a processing platform in Detroit; the company obtained certification under ISO 9001 and ISO 14001 for a total of 10 plants during the year under review. Based on positive experience in the past, the responsible authorities granted permission to expand the range of alternative fuels at various plants in Canada and the USA.

Both these Group companies further reduced the clinker content of their cement during the period under review. There was a quantitative increase in the use of fly ash and blast furnace slag as raw materials. There was also a beneficial effect from the decision of the American Society of Testing and Materials that a maximum of 5 percent of unburned lime can be added when grinding Portland cement.

Employees per Region 2004		



Group[1]	46,170	100%
Europe	14,980	33%
North America	5,249	11%
Latin America	10,676	23%
Africa Middle East	4,621	10%
Asia Pacific	10,644	23%

[1] Excluding Corporate.

Uninterrupted growth on the North American continent

Construction activity in the USA will remain solid in 2005. It is likely that new, cement-intensive infrastructure projects, together with a heavy demand for commercial and industrial construction, will more than make up for the expected slight decline in demand in the field of residential construction. Besides this, the industry's high degree of capacity utilization will – combined with high freight rates for cement imports – keep the supply limited, thus supporting market prices. In Canada order books in the construction sector will also remain healthy. Thanks to our consistent implementation of programs to boost efficiency, we expect higher operating results from our North American Group companies in 2005.

"Stringent cost management and new, modern production capacity have bolstered efficiency in North America. Other projects have been planned to address further growth."

Benoît-H. Koch



Riding in the area around New Castle comes natural. Together with her husband John, Dana doesn't only care for her three horses but also for two dogs and six cats. At times there might even be more of them. For the past 15 years, the couple has rescued and rehabilitated stray animals.





Winter and summer alike, both Dana and John enjoy active outdoor leisure activities: hiking, snowshoeing, biking or fishing. In between, they also restore classic automobiles and build their own furniture.



Together, they have refurbished their home's exterior and interior – from pouring their own colorized custom concrete patio and walkway to cabinet making and building a recreation area in the basement. When it comes to cooking, both Dana and John Jenick are anything but novices. What they appreciate most is trying something new.

Money and mind are not mutually exclusive. Ricardo Juarez Altamirano does not believe that artistic and commercial thinking cannot coexist. Several years ago already, he was awarded the "Premio Nacional de Pintura" for his painting. He also writes poetry and short stories. But on the job at Holcim he deals with numbers. Ricardo writes payroll checks and makes payments to suppliers and vendors. The outstanding contacts he has with all of his colleagues at Holcim Apasco have prompted him to start a library open to personnel. "Knowledge and a comprehensive far-sighted view guarantee on-going development," he adds. With his comment, he refers to the economic as well as cultural future of his country.



Strength. Performance. Passion.

APASCO



When dealing with colleagues of other plants, Ricardo Juarez Altamirano never fails to be fascinated by the magnitude of technical developments. One facility illustrating such progress is the concrete plant in uititlan, one of Mexico's 4 Holcim facilities.



Ricardo works at the headquarters of Holcim Apasco in Mexico City. This is where checks, expense reports, phone bills and other paperwork land on his desk.












Holcim
APASCO



Solid results from Latin America

Accelerated economic growth

2004 was a positive year for the Latin American economies. Mexico and Brazil, the region's two heavyweights, registered a steady growth. In Colombia domestic demand was stimulated by the more stable political environment, and in Venezuela and Ecuador rising oil revenues led to an upturn in economic activity. The Chilean economy maintained its robust performance, benefiting from the inception of new free trade agreements with the US, South Korea and the EU. Argentina yet again achieved impressive growth rates.


Production Capacity Cement per Region 2004
Group:
■ Cement plant
● Grinding plant
▲ Terminal
Participation:
□ Cement plant
○ Grinding plant
△ Terminal

Group	154.1 million t	100%
Europe	45.3 million t	30%
North America	22.0 million t	14%
Latin America	34.5 million t	22%
Africa Middle East	14.9 million t	10%
Asia Pacific	37.4 million t	24%

Cement Consumption Group Countries in million t*	2004	2003	± %
Mexico	31.0	30.1	+3.0
El Salvador	1.3	1.4	–7.1
Nicaragua	0.7	0.6	+18.2
Costa Rica	1.1	1.0	+6.7
Panama	1.0	0.9	+13.7
Colombia	5.5	5.4	+1.3
Venezuela	3.9	3.0	+30.8
Dominican Republic	2.7	2.9	–6.9
Ecuador	3.4	3.1	+7.1
Brazil	34.9	34.4	+1.5
Argentinia	6.6	5.6	+18.5
Chile	3.9	3.8	+1.3
Total	96.0	92.2	+4.1

* Holcim estimates.

Consolidated Sales in Latin America	2004	2003	± %
Cement and clinker in million t	20.6	19.3	+6.7
Aggregates in million t	12.1	11.5	+5.2
Ready-mix concrete in million m^3	8.2	7.6	+7.9

Consolidated Key Figures Latin America	2004	2003	± %
Net sales in million CHF	2,785	2,842	–2.0[1]
Operating profit in million CHF	723	766	–5.6[1]
Operating EBITDA in %	37.2	38.7	–
Personnel	10,676	10,278	+3.9
Production capacity cement in million t	34.5	31.0	+11.3
Cement and grinding plants	27	26	–
Aggregates operations	30	32	–
Ready-mix concrete facilities	219	221	–

[1] Changes in local currency see pages 90 and 92.

Rise in cement consumption
The construction sector made the most of this encouraging situation. Cement consumption in almost all the countries supplied by Holcim rose in the period under review, though momentum was by no means identical in all markets.

Mexico benefited from low-cost housing construction and infrastructure projects. In Central America and the Caribbean the perceptible recovery in the tourism sector led to rising sales of construction materials. The strong growth in demand in Venezuela is partly attributable to the continuation of major construction projects in the field of transport, notably the new rail link between Caracas and Puerto Cabello and the Valencia subway. In Ecuador, higher remittances from emigrants triggered rising investment activity in private residential construction.

The upturn in the Brazilian economy led to increased construction activity, though not until the last quarter of 2004. In Argentina the private sector continued to be the real growth driver, public sector investment remaining within tight limits. With the completion of a number of major projects in Chile, demand for cement rose at a rather slower rate.

Overall cement consumption in countries where the Group is active was up by 4.1 percent to 96 million tonnes.

Increased sales in all segments
Group region Latin America increased cement deliveries once again, this time by 6.7 percent to 20.6 million tonnes. The positive market situation in Central America and Venezuela and the commissioning of new processing facilities increased shipments of aggregates by 5.2 percent to 12.1 million tonnes. In the field of ready-mix concrete we achieved a rise of 7.9 percent to 8.2 million cubic meters.

Holcim Apasco in Mexico increased cement sales yet again. This is remarkable, because the commissioning of additional production capacities has perceptibly increased competitive pressure in the market. Growth in deliveries of ready-mix concrete is primarily due to an increased demand for bridge and road construction in the country.

In line with the market, Group companies in Nicaragua and Costa Rica also sold more cement. Our other affiliates in Central America and the Caribbean sold 4.1 million tonnes of cement.

A sharp increase in construction activity in Colombia and Venezuela also contributed to our higher cement sales, and deliveries by our Group company in Ecuador even set a new record. At Holcim Brazil, in contrast, cement shipments were down – though its order books improved toward year-end. In ready-mix concrete the company managed to maintain its margins, though at the cost of a decline in volumes. In Argentina residential construction activity remained brisk, boosting our delivery volumes. In Chile, Cemento Polpaico exceeded the previous year's figures in all segments.

Stable earnings flow

In terms of US dollar, the dominant currency throughout Latin America, the operating result was up once more – this time by 2.3 percent. The weakness of the US currency meant that in terms of Swiss franc, this translated into a decline of 5.6 percent to CHF 723 million.

Most Group companies improved their financial performance, the significantly higher operating profits in Ecuador, Venezuela, Chile and Argentina being particularly worthy of note. This cannot be solely attributed to the improved market situation. Comprehensive programs to increase efficiency and strict cost control are achieving palpable effects. Holcim Apasco was again the main contributor to the Group's success in Latin America, but conspicuous increases in energy costs combined with competitive pressure prevented its financial results from quite repeating the previous year's outstanding level. Holcim Brazil's operating profit also declined under the joint impact of volume and prices.

High plant efficiency and more replacement of traditional fuels

Capital spending during the year under review focused on increasing plant efficiency and improving cost structure. Besides that, further progress was made with various environmental protection programs – and we made far more intensive use of alternative fuels and raw materials.

The new production line at the Cartago plant in Costa Rica commenced operations on schedule in the autumn. Holcim Venezuela modernized the existing kilns at its Cumarebo plant, at the same time extending the plant's own port facilities. The resultant capacity to handle larger cargo ships will in future enable the company to increase cement exports when the need arises. In the light of heavier demand for aggregates in the region, a new, highly efficient crusher was commissioned near Rio de Janeiro.

Holcim Apasco intensified its use of alternative thermal energy, and increased processing and storage capacities at several plants. The takeover of disposal company RECSA expanded the procurement reach for potentially recyclable waste to smaller industrial operations, thus strengthening our market position in this increasingly important segment. In Brazil we further increased our use of alternative fuels: in both the Cantagalo and Pedro Leopoldo plants there was a further decrease in the proportion of heat energy generated from traditional fuels.

We also made significant progress in the field of alternative raw materials. In Ecuador and Chile, for example, we were able to dispense entirely with the use of expensive bauxite as an additive in favor of high-grade alternative mineral-based components. All Group companies systematically continued with projects to limit emissions.

Consolidation of our position in Mexico and Central America

During the period under review Holcim strengthened its involvement in two leading national companies by increasing its equity holdings.

In the first half of 2004 we announced a public offer to purchase shares in Mexican company Holcim Apasco, which resulted in our holding rising to 100 percent of the equity. This Group company is active throughout the country, operating six cement plants with an annual capacity of 11.5 million tonnes, 94 ready-mix concrete operations and four aggregates quarries. This transaction creates

Employees per Region 2004



Group[1]	46,170	100%
Europe	14,980	33%
North America	5,249	11%
Latin America	10,676	23%
Africa Middle East	4,621	10%
Asia Pacific	10,644	23%

[1] Excluding Corporate.

the preconditions for financial optimization within the Group. Trading in the shares was halted as the company delisted on June 11, 2004.

Shortly before the year-end we acquired a majority holding in Cemento de El Salvador, which operates two cement plants with an installed annual capacity of 1.7 million tonnes. We had held a 20 percent stake since 1998. This increase in our holding is a logical step in the consolidation of our positions in Central America, where the Group now has three cement plants, two grinding plants and a terminal, besides significant activities in the aggregates, ready-mix concrete and concrete product segments.

Stability at a high level

Domestic demand in the individual countries of Latin America is expected to remain attractive in 2005. The construction sector should once again benefit from housing, residential building and infrastructural expansion. On a current view we thus expect this Group region to post another set of solid operating results.

"Holcim enjoys a strong market presence in Central America. In late 2004 we acquired a majority stake in Cemento de El Salvador. This further strengthens our earning power in this region."

Thomas Knöpfel





Once a month Ricardo is on the job neither at Holcim Apasco, nor in his studio. Instead, he teaches watercolors to children at the Parque del Reloj. These Saturday mornings have become a regular ritual for him.



He has entered his literary works in a few competitions. Even though his paintings are often admired and have earned him awards, he does not want to sell them.





His wife, Maria Elena, deals with money as well. She works as a bookkeeper for a bank. At home, however, art and family are their main topics of interest and discussion.

Maria shows her creative side when she cooks. Cochinita pibil is a traditional recipe from Yucatan in southern Mexico where fruits and vegetables are mainstays in local dishes.





As a grandfather Ricardo knows that children need role models. He likes to transmit his knowledge. "Children today must absorb a great deal. In this context it is important that they do not lose sight of traditional values."

Learning and transferring knowledge are the essence of sustainability. Some 12 months ago, Collin Ramukhubathi took a big step forward when he assumed his duties in Ladysmith. As a Senior Works Manager, he is not only responsible for the production of ready-mix concrete but also for the preparation of aggregates. In the meantime, Collin has become very familiar with production: from quarry blasting to meeting customer specifications. One example is the upgrade of a national highway between Ladysmith and Harrismith, southeast of Johannesburg, where he was born. In fact, he may once again return to the city more often when he continues his MBA studies there.



Strength. Performance. Passion.



Collin has ready access to his new coworkers at the Ladysmith plant. He speaks a language without detours, a language they understand. No wonder they appreciate him. Mobile Equipment Operator B.A. Ngcobo at the quarry is one of them.






RM01





The improvement of the N3 national highway between Johannesburg and Durban is one of the principal construction sites currently supervised by Collin. Products for road base and pavement are delivered from the Ladysmith concrete plant.











Substantial improvement in results in Africa Middle East

Robust growth in important Holcim markets
The economic environment in Group region Africa Middle East is profoundly influenced by local factors. As in previous years, growth momentum in 2004 accordingly varied widely from one area to another.

The economic situation in South Africa and Morocco remained positive. In Lebanon the recovery in foreign tourism and a heavy inflow of funds from the Arab region combined to ensure an improvement. Domestic demand in Egypt made hardly any progress, and West Africa was another area where development was held

Production Capacity Cement per Region 2004



Group:
■ Cement plant
● Grinding plant
▲ Terminal
Participation:
□ Cement plant
○ Grinding plant

Group	154.1 million t	100%
Europe	45.3 million t	30%
North America	22.0 million t	14%
Latin America	34.5 million t	22%
Africa Middle East	14.9 million t	10%
Asia Pacific	37.4 million t	24%

back by political and economic instability. In Madagascar the general situation also remained difficult, but neighboring La Réunion saw a moderate revival in economic activity.

There was an overall increase in cement consumption in the markets we supply, up by 1.8 percent to 68.1 million tonnes.

Sales of cement in Morocco primarily benefited from the accelerated implementation of programs to support the creation of social housing, and from the continuing high level of capital spending on transport and tourism facilities. Cement consumption in Egypt and Lebanon flagged. In South Africa cement consumption again beat all previous records. Against a backdrop of favorable interest rates, sharply rising raw material exports and higher infrastructure spending, building activity witnessed a strong increase in all construction sectors.

Cement Consumption Group Countries in million t*	2004	2003	±%
Morocco	9.7	9.3	+4.0
Guinea	0.6	0.6	–
Ivory Coast	1.0	1.0	–
Nigeria	12.0	12.0	–
South Africa	11.8	10.2	+15.9
Tanzania	1.2	1.1	+0.8
Madagascar	0.5	0.4	+11.0
La Réunion	0.5	0.5	+4.8
Mauritius	0.7	0.7	–3.0
Republic of Yemen	2.6	2.6	–
Egypt	24.9	25.8	–3.5
Lebanon	2.6	2.7	–3.7
Total	68.1	66.9	+1.8

* Holcim estimates.

Consolidated Sales in Africa Middle East	2004	2003	±%
Cement and clinker in million t	14.0	12.8	+9.4
Aggregates in million t	9.0	8.3	+8.4
Ready-mix concrete in million m^3	2.0	1.8	+11.1

Consolidated Key Figures Africa Middle East	2004	2003	±%
Net sales in million CHF	1,540	1,280	+20.3[1]
Operating profit in million CHF	370	287	+28.9[1]
Operating EBITDA in %	29.9	29.1	–
Personnel	4,621	4,472	+3.3
Production capacity cement in million t	14.9	12.9	+15.5
Cement and grinding plants	15	14	–
Aggregates operations	21	21	–
Ready-mix concrete facilities	50	46	–

[1] Changes in local currency see pages 90 and 92.

Higher cement volumes at all Group companies

All Group companies increased sales of cement, some of them substantially. Consolidated deliveries rose by 9.4 percent to 14 million tonnes, while shipments of aggregates were up by 8.4 percent to 9 million tonnes. Ready-mix concrete volumes also posted an above-average increase, up by 11.1 percent to 2 million cubic meters.

Holcim Lebanon posted another sizable increase in its deliveries of cement. Besides the booming demand for building materials in the north of Cyprus, where the company owns a grinding station, this was due to a pick-up in exports to Iraq and Syria. Business performance was also robust in North Africa. The percentage growth in volume achieved by Holcim Morocco was slightly above the national average, and in the ready-mix concrete segment we also benefited from the acquisition of a delivery facility close to Tangier. Cement-intensive dam construction work in Upper Egypt and higher exports supported sales at Egyptian Cement. Cement sales by Group companies in the Indian Ocean were stimulated by World Bank capital infrastructure spending (in Madagascar) and by urban development projects (in La Réunion).

Holcim South Africa substantially increased deliveries in all segments. The Dudfield plant opened a new kiln line at the beginning of 2004, enabling this Group company to keep pace with encouraging market developments. The additional capacity allows it to meet customer requirements effectively, and at a high level of cost efficiency.

Striking rise in profits

The operating profit made by Group region Africa Middle East improved by an impressive 30 percent in local currency terms, and even in Swiss francs the rise was as much as 28.9 percent to CHF 370 million.

Except for Holcim Morocco, where an increase in the tax on cement impacted earnings, all Group companies posted improved operating results. In South Africa, the aggregates and ready-mix concrete segments made a significant contribution to the gratifying result. Higher prices and higher delivery volumes – above all in the export sector – also led to a distinct improvement in results at Egyptian Cement and Holcim Lebanon. Holcim Outre-Mer also turned in a notable performance.

Expansion of the production base in Morocco

In order to be able to cope with the predicted rapid market growth in Morocco in the longer term, we have begun to construct a new cement plant south of Casablanca. Designed to supply cement markets in the central area of the country with greater efficiency, an ultramodern packaging and dispatch facility will come on stream mid-year at the new production site. Production is scheduled to commence in 2008, and the plant will have an annual capacity of 1.7 million tonnes. With the latest technology and the highest environmental standards, it will make us the cost leader in the principal market of Casablanca, as well as establishing a strong, permanent industrial base there.

Increased use of alternative fuels and active environmental protection

We have taken a number of measures to improve environmental efficiency. Besides the use of alternative fuels and raw materials, these also focus on the reduction of emissions.

Holcim Morocco began operating a processing platform for recyclable solids at the Ras El Ma plant. This Group company also took an active part in drawing up a partnership agreement with the relevant environmental protection authorities, which is setting new national standards for the recycling of waste oil. For the first time, Egyptian Cement used core samples derived in the course of oil extraction as alternative heat carriers in cement production during the period under review.

In addition, several Group companies have invested in emission-reducing equipment. Holcim South Africa, for example, has replaced individual filters at its Dudfield plant, while at the Oujda plant in Morocco the coal stockyard has been completely roofed. During the period under review Holcim Morocco, Holcim Lebanon and our facilities in La Réunion for the production of cement, aggregates and ready-mix concrete achieved ISO 14001 certification.

Employees per Region 2004		



Group[1]	46,170	100%
Europe	14,980	33%
North America	5,249	11%
Latin America	10,676	23%
Africa Middle East	4,621	10%
Asia Pacific	10,644	23%

[1] Excluding Corporate.

Positive market outlook for 2005

We believe economic performance in Group region Africa Middle East is likely to be generally satisfactory in the current year. Domestic demand is set to remain robust in Morocco and in our markets in the Indian Ocean. We also expect economic momentum to be higher in Egypt. A politically more stable situation in neighboring countries could generate additional drive in Lebanon. The positive outlook for South Africa remains intact even though growth rate is expected to slacken. We therefore anticipate renewed rises in both sales volumes and operating results.

"With all of its diversity, this region continues to be marked by construction, a key sector for each country. The new kiln at the Dudfield plant clearly illustrates how Holcim meets growing customer needs with modern production facilities."

Tom A. Clough



Collin is appreciated not only by neighborhood kids but also by young adults. Holcim South Africa sponsors a local football team and supplies the equipment. "Young people must have goals and we must inspire and motivate them," says Collin.



Ladysmith is a small provincial town where everyone knows everyone else. To Collin it was clear from the very beginning that he wanted to do his part in youth work during his leisure time. Today, for example, he is a mentor for the Nswelamanzivela J.P. School in Ezakheni Village.

For Sharrol and Collin, having a meal together is an important part of family life. Samp, prepared in a variety of ways, is a regular feature. This meal consists primarily of ground white corn. Each family uses its own recipe. "We should not deny our origins but be proud of everything we have accomplished," says Collin Ramukhubathi.

Speed and security: at Holcim Philippines Rey Nicolas C. Tacardon is responsible for both hardware and software maintenance as well as automation. He makes certain that all electronic systems operate flawlessly and are regularly updated. Therefore he believes it is important to bring his colleagues up to date at the Bulacan plant. At all times he remains reachable for troubleshooting via his cell phone. Naturally, he likes to work with state-of-the-art electronics. Not surprisingly, even a portion of his leisure time is spent with and on computers. His next step will be the skies. Indeed, Rey has become interested in flying because electronics are basic even in aviation.



Strength. Performance. Passion.









Rey Tacardon knows nearly all areas of the Bulacan cement plant. Whether in the operations building, in the control room, or at the mill, what matters is for the instruments and electronics to operate without a hitch.





Together with his superiors, he develops precise planning to facilitate the efficient introduction of Holcim's latest software programs.




OFF
sanwa
DIGITAL
MULTIMETER

in Asia Pacific


Union Cement
PRECALCINER KILN CONTROL





Positive economic conditions

Growth rates in most of Holcim's markets in Asia Pacific accelerated throughout the period under review, with the gross national product for the region again higher year-on-year. Thailand and Vietnam posted particularly impressive growth rates. Economic performance also picked up in Sri Lanka, Malaysia and Indonesia. The economic recovery in the Philippines was, however, somewhat more muted, especially in the second half of the year. The general situation in Australia and New Zealand remained good, economic activity benefiting from robust domestic demand as well as an improved global environment.

Production Capacity Cement per Region 2004


Group:
■ Cement plant
● Grinding plant
▲ Terminal
Participation:
□ Cement plant
○ Grinding plant

Group	154.1 million t	100%
Europe	45.3 million t	30%
North America	22.0 million t	14%
Latin America	34.5 million t	22%
Africa Middle East	14.9 million t	10%
Asia Pacific	37.4 million t	24%

Heavy demand for construction services

Cement consumption rose in virtually all markets, in some of them very sharply indeed. The increase was primarily due to residential construction and to the expansion of both power supplies and the transportation infrastructure. Large-scale local projects in a number of major agglomerations generated extra demand for cement, examples including the expansion of the RMT rail system in Singapore and the construction of the cross-city road tunnel in Sydney. In Ho Chi Minh City and Hanoi the demand for more office space and new hotels was partly responsible for a construction boom.

Growth in cement consumption was highest in New Zealand, Vietnam, Thailand and Azerbaijan, followed by Indonesia, Sri Lanka, Bangladesh and Australia. In the Philippines the dearth of public sector orders triggered a slight decline in cement consumption. In Malaysia demand was also depressed by high vacancy rates in both residential and commercial real estate.

Overall cement consumption in the countries served by Holcim companies rose by 6.8 percent to 131.2 million tonnes.

Cement Consumption Group Countries in million t*	2004	2003	± %
Azerbaijan	2.0	1.6	+10.0
Sri Lanka	3.2	3.0	+7.1
Bangladesh	6.9	6.5	+7.0
Thailand	27.5	24.5	+12.2
Malaysia	12.5	13.2	–5.0
Singapore	3.2	3.6	–11.7
Indonesia	29.7	27.2	+8.0
Vietnam	23.5	21.0	+12.2
Philippines	12.3	12.7	–3.0
Australia	8.9	8.4	+6.3
New Zealand	1.4	1.1	+18.0
New Caledonia	0.1	0.1	+11.0
Total	131.2	122.9	+6.8

* Holcim estimates.

Consolidated Sales in Asia Pacific	2004	2003	± %
Cement and clinker in million t	25.8	23.2	+11.2
Aggregates in million t	4.1	4.1	–
Ready-mix concrete in million m^3	2.9	2.0	+45.0

Consolidated Key Figures Asia Pacific	2004	2003	± %
Net sales in million CHF	1,945	1,760	+10.5[1]
Operating profit in million CHF	219	198	+10.6[1]
Operating EBITDA in %	23.2	24.8	–
Personnel	10,644	12,118	–12.2
Production capacity cement in million t	37.4	36.0	+3.9
Cement and grinding plants	26	24	–
Aggregates operations	6	8	–
Ready-mix concrete facilities	73	63	–

[1] Changes in local currency see pages 90 and 92.

Gratifying increase in sales

Group region Asia Pacific raised cement sales by 11.2 percent to 25.8 million tonnes. All Group companies achieved higher delivery volumes except Holcim Bangladesh. These increased volumes were based almost entirely on internal growth.

The sharpest rise in terms of volume was posted by Siam City Cement in Thailand. This Group company benefited from the demand for building materials in the residential construction sector, which remained heavy. But infrastructure projects were also significant, such as Bangkok's new international airport. At the Saraburi plant two kiln lines that had been temporarily shut down were reopened in order to cope with growth in the Thai market, and enabling the company to fulfill the still important export contracts.

Group companies in Azerbaijan and Sri Lanka also achieved substantially higher sales volumes, and Holcim Vietnam even posted a heavier rise in deliveries. Additional production volumes from the new grinding plant in the fast growing industrial belt of Ho Chi Minh City came on stream in October 2004.

Holcim Philippines, which until January 2005 used to trade as Union Cement, more than made up for slightly weaker domestic sales by increasing exports of cement and clinker. PT Semen Cibinong also succeeded in lifting cement sales. The rise in deliveries in Australia was due to strong domestic demand for buildings in both private and commercial use, with additional drive coming from infrastructure expansion in the mining sector. In New Zealand volumes exceeded those of the previous year.

Deliveries of aggregates rose only marginally to 4.1 million tonnes, and shipments of ready-mix concrete were up by a sizable 45 percent to 2.9 million cubic meters. This strong growth reflects the increasing vertical integration of Group companies in Indonesia and Thailand, and also to the sharp rise in sales in New Zealand.

Holcim also has a substantial minority holding in a large cement company in China. Operating six cement plants and four grinding stations, Huaxin Cement's current production capacity is 11 million tonnes. This capacity is to be built up to around 20 million tonnes by end-2005 under the company's rapid expansion program.

Sound market leads to rise in operating profit

Operating profit in Group region Asia Pacific rose by 15.2 percent in local currency terms, and by 10.6 percent to CHF 219 million on a consolidated basis. The main contributors were Group companies in Thailand, the Philippines, Vietnam, Australia and New Zealand.

Siam City Cement's higher earnings can be attributed primarily to rising domestic sales. The improvement in the Holcim Philippines operating result reflects higher prices owing to a significant decrease in cement imports. Holcim Vietnam suffered a small decline in profit because of increased competition. Lower cement prices and higher logistics and energy costs impacted negatively on the financial results of our Indonesian Group company, which posted a loss. Increased production and logistics costs prevented Cement Australia from repeating the previous year's high profit level. In New Zealand, in contrast, the sound state of the market was mirrored by a further increase in operating profit.

Holcim strengthens presence in the Philippines

In 2004, Philippines-based Cemco Holdings, in which Holcim has a substantial holding, acquired the shares in Union Cement Holdings that were directly or indirectly held by the Phinma Group. This was the final stage which led to the merger of our two Philippine Group companies. Holcim now holds just under two thirds of the economic interest in Holcim Philippines.

Increase in ecological efficiency

Once again our environmental activities focused on projects for the use of alternative fuels and raw materials, and on targeted measures to increase ecological and economic efficiency.

For the first time our Vietnamese production facilities at Hon Chong and Cat Lai have used rice husk as an alternative fuel in the production of clinker and cement. Various Group companies have invested in further energy efficiency enhancement measures and increased processing capacity for alternative fuels and raw materials.

In 2004, we achieved a number of major successes in our efforts to improve ecological efficiency: Group facilities in Sri Lanka, Bangladesh and Vietnam are now also certified to ISO 14001, completing a milestone step for Group region Asia Pacific. These measures underpin our Group-wide objective of being both efficient and responsible in our use of natural resources, thus safeguarding our long-term sustainable development.


Employees per Region 2004

Group[1]	46,170	100%
Europe	14,980	33%
North America	5,249	11%
Latin America	10,676	23%
Africa Middle East	4,621	10%
Asia Pacific	10,644	23%

[1] Excluding Corporate.

Positive outlook for 2005

We are convinced that Holcim's outstanding market positioning will enable the Group to participate above average in the growing demand in the markets served by us in the region. Given that economic activity will in our view remain solid in this Group region in 2005, we anticipate generally higher sales volumes and improved operating results.

"Our outstanding positioning in the Asia Pacific region helps us participate above average in the economic growth of the markets we serve. New production capacities have just become operational in the southern part of Vietnam."

Paul Hugentobler





His fascination for electronics has recently taken to the skies, in the cockpit of an aircraft. His first hours in the air only kindled his enthusiasm further. Rey knows he won't stay on the sidelines very long.




RP-C2673
35-17



Most rewarding for him is family life. With meals prepared together and shared, discussions are often lively. Their favorite dishes are vegetables, boiled shrimp and pritong tilapia, a fried fish specialty.

Corporate culture and ethical conduct are of crucial importance for the implementation of principles of corporate governance.

Managing responsibly

Corporate governance puts the focus on business risks and the company's reputation, but also on corporate social responsibility. It is about promoting corporate fairness, transparency and accountability – not just to shareholders but to all stakeholders. As a responsible enterprise, we recognize the significance of an effective corporate governance. In the course of our activities we show respect for society and the environment, communicate in an open and transparent manner and act in accordance with legal, corporate and ethical guidelines. To underline this, a Code of Conduct binding on the entire Group has been added to the mission statement (see page 75).

A number of aspects merit emphasis: at Holcim the functions of Chairman of the Board of Directors and CEO are separate – a key element in ensuring a balanced relationship between management and control. In addition, the majority of Directors are independent. Since 2003, the Group has realized the principle of "one share, one vote" with the introduction of a standard registered share.

The information published below conforms with the Corporate Governance Directive of the SWX Swiss Exchange. An overview of the Regulations Governing Organization and Operations, together with the duties of the Audit Committee and the Governance, Nomination & Compensation Committee, is provided on page 56 of this report.

In order to enhance the clarity of this section, reference is made to other parts of the annual report or our website (www.holcim.com).

Organizational chart as at December 31, 2004


Holcim Board of Directors
Audit Committee[1]
Governance, Nomination & Compensation Committee
Markus Akermann CEO
Executive Committee
Urs Bieri[2] Deputy CEO
Benoît-H. Koch
Hansueli Heé
Thomas Knöpfel
Paul Hugentobler
Tom A. Clough
Theophil H. Schlatter CFO
Regional Line Responsibility
North America Mediterranean[3] International Trade
Europe[4]
Mexico
Latin America[5]
South Asia ASEAN[6]
East Asia[7] Oceania South & East Africa
Area Managers
Javier de Benito Area Manager
Urs Böhlen Area Manager
Bernard Terver Area Manager
Functional Responsibility
Sustainable Development
Manufacturing
Strategy & Risk Management, Communication
Legal & Compliance
Commercial, Procurement, IT
Human Resources
Finance & Controlling

[1]Internal Audit reports to the Chairman of the Board of Directors.
[2]Retired at the end of 2004 for reasons of age.
[3]Incl. Iberian Peninsula. [4]Excl. Iberian Peninsula.
[5]Excl. Mexico. [6]Excl. Philippines. [7]Incl. Philippines.

The current organizational chart can be found on the back cover flap.

Group structure and shareholders

Holcim Ltd, a holding company operating under the laws of Switzerland for an indefinite period and with its registered office in Jona (Canton of St. Gallen, Switzerland), has direct and indirect interests in all the companies listed on pages 139 to 141 of the annual report.

The management structure as at December 31, 2004 is shown on the organizational chart on page 52.

The annual general meeting of May 14, 2004 elected H. Onno Ruding as member of the Board of Directors.

Since June 1, 2004 Tom A. Clough is a new member of the Executive Committee. Urs Bieri retired from the Executive Committee at the end of 2004 for reasons of age.

Effective January 1, 2005, the senior management was augmented by Corporate Functional Managers (see page 71).

The reports on our business review, as well as segment information, contain additional information on the individual Group regions.

Holcim does not have any mutual cross-holdings in any other listed company. No shareholders' agreements or other agreements regarding voting or holding of Holcim shares were concluded too.

More detailed information on Group structure and shareholders can be found in the following sections of the annual report:

Topic	Page(s)
Business review in the individual Group regions	12–51
Segment information	112–113
Principal companies	139–141
Information about listed Group companies	140
Important shareholders	154

Capital structure

A sound financial basis constitutes the precondition for growth in added value. In 2003, the introduction of a single registered share was a prerequisite to comply with international capital market requirements in terms of an open, transparent and modern capital structure and considerably enhanced attractiveness for institutional investors. The share capital of Holcim Ltd is divided into the following categories:

Share capital

The share capital is divided into 229,925,518 registered shares of CHF 2 nominal value each. As at December 31, 2004, the nominal, fully paid-in share capital of Holcim Ltd amounted to CHF 460 million.

Conditional share capital

The share capital may be raised by a nominal amount of CHF 28 million through the issue of a maximum of 14,007,875 fully paid-in registered shares, each with a par value of CHF 2. The conditional capital may be used for the exercising of convertible and/or option rights relating to bonds or similar debt instruments of the company or one of its Group companies.

Authorized share capital / certificates of participation

As at December 31, 2004, there was neither authorized share capital nor were certificates of participation outstanding.

Additional information on the capital structure:

Topic	Page(s)
Articles of Incorporation of Holcim Ltd	www.holcim.com/corporate_governance
Code of Conduct	www.holcim.com/corporate_governance
Changes in equity of Holcim Ltd	152
Detailed information on conditional capital	Articles of Incorporation, article 3bis
Key data per share	135, 154–155, 158–159
Rights pertaining to the shares	Articles of Incorporation, articles 6, 9, 10
Regulations on transferability of shares and nominee registration	61–62 Articles of Incorporation, articles 4, 5
Convertible bonds and warrants/options	126–127,133–134

Board of Directors

The Board of Directors consists of twelve members, ten of whom are independent within the meaning of the Corporate Governance Swiss Code of Best Practice. CEO Markus Akermann is the sole executive member, and Thomas Schmidheiny was Chief Executive Officer until 2001.

Please see pages 64 to 67 for the biographical information of the Board members.

The Board of Directors meets as often as business requires, but at least four times each year. In the year under review, five regular meetings, one extraordinary meeting and one strategy meeting were held. Three of the regular meetings were attended by all members of the Board. At one meeting two Board members were apologized for absence, at each of the two other meetings one Board member was apologized for absence.

Board of Directors	
Rolf Soiron	Chairman
Willy R. Kissling	Deputy Chairman[1]
Markus Akermann	Member
Erich Hunziker	Member
Peter Küpfer	Member[2]
Andreas von Planta	Member
Gilbert J.B. Probst	Member
H. Onno Ruding	Member
Thomas Schmidheiny	Member
Wolfgang Schürer	Member
Dieter Spälti	Member
Peter G. Wodtke	Member

[1] Chairman Governance, Nomination & Compensation Committee.
[2] Chairman Audit Committee.

Other Major Swiss and Foreign Activities of the Board of Directors Outside the Holcim Group		
Board of Directors	Main activities	Position
Rolf Soiron	Lonza AG, Basel*	Chairman of the Board (as from 11.4.2005)
	Nobel Biocare Holding AG, Zurich*	Chairman of the Board
	University of Basel, Basel	Chairman (until 31.3.2005)
	Jungbunzlauer Holding AG, Basel	Member of the Board
	Synthes Inc., Paoli (USA)*	Member of the Board (until 21.4.2005)
Willy R. Kissling	SIG Holding AG, Neuhausen*	Chairman of the Board (until 30.3.2004)
	Unaxis Holding AG, Pfäffikon*	Chairman of the Board
	Forbo Holding AG, Eglisau*	Chairman of the Board
	Kühne & Nagel International AG, Schindellegi*	Member of the Board
	Schneider Electric S.A., Paris (France)*	Member of the Board
Erich Hunziker	Genentech Inc., San Francisco (USA)*	Member of the Board
Peter Küpfer	Valora Holding AG, Berne*	Member of the Board (Chairman until 25.1.2005)
	Julius Bär Holding AG, Zurich*	Deputy Chairman of the Board
	Swisscom AG, Berne*	Member of the Board (Chairman Audit Committee)
	Unaxis Holding AG, Pfäffikon*	Member of the Board (Chairman Audit and Finance Committee)
Andreas von Planta	British American Tobacco Switzerland SA, Lausanne	Chairman of the Board (President CSR Committee)
	JP Morgan (Suisse) SA, Geneva	Chairman of the Board
	A.P. Møller Finance SA, Carouge	Deputy Chairman of the Board
	Schweizerische National-Versicherungs-Gesellschaft, Basel*	Deputy Chairman of the Board (Member Audit Committee)
Gilbert J.B. Probst	Alu-Menziken Holding AG, Menziken	Member of the Board
H. Onno Ruding	BNG NV, The Hague (Netherlands)	Chairman of the Board
	Alcan Inc., Montreal (Canada)*	Member of the Board
	Corning Inc., Corning (USA)*	Member of the Board
	Fondor, Luxemburg	Member of the Board
	RTL Group SA, Luxemburg*	Member of the Board
Thomas Schmidheiny	Schweizerische Cement-Industrie-Gesellschaft, Glaris	Chairman of the Board
	Spectrum Value Management Ltd., Jona	Chairman of the Board
Dieter Spälti	IHAG-Holding AG, Zurich	Member of the Board
	Rieter Holding AG, Winterthur*	Member of the Board
	Spectrum Value Management Ltd., Jona	Member of the Board
Peter G. Wodtke	Planetary Fund plc, Gibraltar	Chairman of the Board
	Planetary Investment Limited, Gibraltar	Chairman of the Board
	C.A.T. Holding, Luxemburg	Member of the Board (Member Audit Committee)
	The Brain Resource Company Limited, Sydney (Australia)*	Member of the Board
	Aquila International Fund, Tortola (British Virgin Islands)	Director
	Wingate Partners, Dallas (USA)	Advisory Director

* Listed company.

Elections and terms of office of the Board of Directors

The Board of Directors is appointed for three year terms. Following the introduction of a system of staggered election according to Art. 14 of the company's Articles of Incorporation, members of the Board of Directors may, prior to expiry of their term of office, offer to stand for a further term of three years. Moreover, the election rotation should be determined such that each year the term of office of approximately one third of Board members expires. In general, re-election is possible until the retirement age of 70 years is reached.

In 2002, the following expert committees were set up for the first time:

Audit Committee	
Peter Küpfer	Chairman
Andreas von Planta	Member
Peter Wodtke	Member

The Audit Committee assists the Board of Directors in conducting its supervisory duties, in particular with respect to internal control systems that are applied within the Group, as well as evaluating the Group's external and internal audits, reviewing the risk management processes and evaluating financing issues. All members are independent and have no material vested interests which prevent them from exercising the required degree of objectivity. In the year under review, four regular meetings of the Audit Committee were held. All members of the Audit Committee were in attendance at all meetings. Note was duly taken of the revisions to the International Financial Reporting Standards (IFRS), while a review of the external auditors as well as Group Internal Audit were undertaken, together with an annual evaluation of the Audit Committee. The details of the Audit Committee's Charter may be viewed at www.holcim.com/corporate_governance.

Governance, Nomination & Compensation Committee	
Willy R. Kissling	Chairman
Erich Hunziker	Member
Thomas Schmidheiny	Member
Rolf Soiron	Member

The Governance, Nomination & Compensation Committee assists the Board of Directors in performing its supervisory duties. In particular, this includes matters relating to succession planning within the Senior management and the Board of Directors, as well as financial compensation for the Board of Directors and the Senior management. In the year under review, the Committee held three regular meetings. All members of the Governance, Nomination & Compensation Committee were in attendance at all meetings. The Charter of the Governance, Nomination & Compensation Committee may be found on our website at www.holcim.com/corporate_governance

Areas of responsibility

The division of responsibilities between the Board of Directors and the Executive Committee is set out in detail in the company's Regulations Governing Organization and Operations.

The Regulations Governing Organization and Operations were issued by the Board of Directors of Holcim Ltd in accordance with the terms of Art. 716b of the Swiss Code of Obligations and Art. 19 of the company's Articles of Incorporation. They stipulate the organizational structure of the Board of Directors and Executive Committee, and also govern the tasks and powers conferred on the company's executive bodies. They also regulate the convocation, execution and number of meetings to be held by the Board of Directors and Executive Committee, in addition to the requirements necessary for the passing of resolutions. The Regulations Governing Organization and Operations set out the tasks and responsibilities of the Chairman of the Board of Directors and of the CEO. In the event that the Chairman of the Board of Directors is not in a position to exercise independently, the

Regulations Governing Organization and Operations provide for the election of an Independent Lead Director, such election being confirmed on a yearly basis.

The Board of Directors also has the power to establish specialist committees and, if required, ad-hoc committees for special tasks.

The Executive Committee is responsible for operational management, preparing the business of the Board of Directors and executing the latter's resolutions, in addition to development and implementation of the corporate strategy.

Where there is a direct conflict of interest, the Regulations require each member of the body concerned to voluntarily stand aside prior to discussion of the matter in question.

Members of the corporate bodies are also required to treat as confidential all information and documentation which they may obtain or view in the context of their activities on these bodies and not to make such information available to third parties.

All individuals vested with the power to represent the company shall in principle have dual signing authority.

These Regulations were entered into force on May 24, 2002, and shall be reviewed at least every two years and amended as required. The Regulations were last reviewed in 2004.

Business Risk Management

Business risk management is a system deployed across the Group which aims to systematically identify significant risks facing the company, evaluate such risks and implement appropriate preventative measures. Risk analysis focuses not only on identifying potential threats but also on pinpointing possible opportunities for exploration. Risk management is seen in Group-wide terms, covers all types of risks (strategic, operational, financial and external) and is implemented by various specialist units within the Group. Business risk management assists the Executive Committee and management teams of the Group companies, primarily in terms of strategic decision-making. A central database permits swift, secure access to the various risk data held for the Group companies around the world. The Executive Committee supplies the Board of Directors with regular reports on the key findings of risk analysis and provides information about the measures taken.

Internal Audit

Internal Audit is an independent monitoring and advisory body, which reports directly to the Chairman of the Board of Directors. Internal Audit provides risk-led analysis and evaluates the effectiveness and efficiency of internal steering and control systems within the business as a whole by:

- examining the reliability and completeness of financial and operational information
- examining the control systems related to compliance with internal and external directives such as plans, processes, laws and ordinances
- examining whether the Group's assets are secured

The scope of review reaches beyond financial auditing: through operational and compliance audits it provides a valuable contribution to the success of the business activities by identifying relevant risks along the value chain, pinpointing potential areas for adding value and devising opportunities for improvement.

Senior management

Senior management of Holcim Ltd comprises the CEO, the members of the Executive Committee, the Area Managers and effective January 1, 2005 the Corporate Functional Managers. The tasks of senior management are divided into different areas of responsibility in terms of country, division and function, each of these areas being managed by a member of the Executive Committee. Within the scope of their field of responsibility, the members of the Executive Committee may be assisted by Area Managers and Corporate Functional Managers.

Executive Committee

During the year under review, the Executive Committee of Holcim Ltd comprised eight members. None of the members of the Executive Committee has further important functions outside the Holcim Group or any other significant commitments of interest.

Executive Committee	
Markus Akermann	CEO
Urs Bieri	Deputy CEO[1]
Tom A. Clough	Member
Hansueli Heé	Member
Paul Hugentobler	Member
Thomas Knöpfel	Member
Benoît-H. Koch	Member
Theophil H. Schlatter	CFO

[1] Retired at the end of 2004 for reasons of age.

Please see pages 68 to 69 for the biographical information of the Executive Committee members. Both, regional and functional respectively is shown on the organizational chart on page 52.

Area management

The individual members of the Executive Committee are assisted by Area Managers.

Area management	
Urs Böhlen	Italy, Eastern and Southeastern Europe
Javier de Benito	Mediterranean, Indian Ocean
Gérard Letellier[1]	Vietnam, Malaysia, Singapore, Bangladesh
Bernard Terver	Andes nations, Central America, Caribbean

[1] Effective January 1, 2005.

Please see page 70 for the biographical information of the Area Managers.

Corporate Functional Managers

Effective January 1, 2005, the senior management was augmented by promoting Corporate Functional Managers. The Corporate Functional Managers are responsible for directing important areas of expertise.

Corporate Functional Managers	
Jacques Bourgon	Manufacturing Services
Hans Braun[1]	Manufacturing Services
Beat Fellmann	Deputy CFO
Roland Köhler	Strategy & Risk Management
Stefan Wolfensberger	Commercial Services

[1] Will retire at the end of June 2005.

Please see page 71 for the biographical information of the Corporate Functional Managers.

Management agreements

Holcim has no management agreements in place with companies or private individuals outside the Group.

Compensation, shareholdings and loans

The financial compensation for the Board of Directors and senior management of Holcim Ltd is being published in this section. The information given relates not only to the corresponding member of the governing body but also to closely related parties.

Method of determining compensation and shareholding programs

The members of the Board of Directors receive a fixed fee, consisting of a set remuneration and a shareholding. Those who are also members of the Audit Committee or the Governance, Nomination & Compensation Committee are paid an additional compensation. All members of the Board of Directors in addition receive an annual bonus in the form of shares. The Chairman and the Deputy Chairman of the Board of Directors are paid an additional fee.

Senior management of Holcim Ltd includes the Executive Committee as well as the Area Managers and effective January 1, 2005 the Corporate Functional Managers. The annual financial compensation of the senior management comprises – depending on the individual's position – a basic salary, a Group bonus and an individual bonus, and is determined annually by the Governance, Nomination & Compensation Committee. The Group bonus depends on the financial results achieved by the Group and is paid in the form of registered shares of the company (subject to a five-year restriction period), and a cash element of around 30 percent. The necessary shares are valued at market price and are either reserved as part of treasury stock or are purchased from the market.

The individual bonus depends on the individual performance and is paid in the form of options on registered shares of the company and a cash element of around 30 percent. The exercise price corresponds with the stock market price at the grant date. The options are restricted for a period of three years following the grant date, and have a maturity period of eight years. The options are valued in accordance with the Black Scholes model. The underlying shares are reserved on the grant date of the options as part of treasury stock or are purchased from the market.

Upon appointment, members of the Executive Committee are granted a single allocation of options on registered shares of the company by the Governance, Nomination & Compensation Committee. A requirement is that the members have been with the Group for five years. The options are restricted for nine years and have a maturity period of twelve years. The exercise price remained unchanged from the preceding year. The company reserved the underlying shares as part of treasury stock or purchases them from the market.

Neither shares nor options may be sold or lent until the end of the restriction period.

Compensation for the Board of Directors

In financial year 2004, the non-executive members of the Board of Directors of Holcim Ltd received an overall compensation amounting to CHF 1.9 million. Besides fees and additional remunerations to the Chairman and Deputy Chairman of the Board of Directors and to the members of the Audit Committee or the Governance, Nomination & Compensation Committee, this amount also includes payments to pension funds. In compliance with the Corporate Governance Directive, this amount does not include the value of the 7,128 registered shares of Holcim Ltd that were granted.

Compensation for the member of the Board of Directors who received the highest compensation of all members of the Board of Directors amounted to CHF 1,933,000.– in cash. This amount also includes payments made to pension funds. As Group bonus, he was granted an additional 6,502 shares with a value of CHF 410,400.– and as individual bonus 16,161 share options with a value of CHF 330,800.–. The shares were valued at the average share price in January/February 2004. The value of the options was determined using the Black Scholes model at the grant date.

Compensation for senior management

Senior management and the executive member of the Board of Directors received a compensation of CHF 13.5 million in 2004. This amount includes the basic salary, any additional fees and remunerations, as well as a cash element related to Group and individual bonuses, and payments made to pension funds. In accordance with the Corporate Governance Directive, this amount does not include the value of the 33,043 registered shares of Holcim Ltd that were granted as Group bonuses or the share options granted as individual bonuses. During 2004, Executive Committee member Urs Bieri (as at end-December) and Area Manager Jerry C.R. Maycock (as at end-March) stepped down from their services. No severance compensation was paid.

Compensation for former members of governing bodies

No compensation was paid to former members of the Board of Directors and senior management.

Shares and options owned by the Board of Directors

At the end of 2004, non-executive members of the Board of Directors held a total of 50,659,053 registered shares in Holcim Ltd. These numbers comprised privately acquired shares and those allocated under profit-sharing and compensation schemes. Non-executive members of the Board of Directors did not receive any options from compensation and profit-sharing schemes.

Shares and options owned by senior management

As at December 31, 2004, the executive member of the Board of Directors and members of senior management held a total of 189,115 registered shares in Holcim Ltd. This figure includes both privately acquired shares and those allocated under the Group's profit-sharing and compensation schemes. Furthermore, at the end of 2004, senior management held 526,436 share options as listed below; these arise as a result of the compensation and profit-sharing schemes of various years. Options are issued solely on registered shares of Holcim Ltd.

The following overview provides information about the grant date, expiry date, ratio and exercise price of these options.

Number[1]	2004	2003
January 1	436,580	310,410
Granted (individual bonus)	56,306	92,620
Granted (single allocation)	33,550	33,550
Exercised	0	0
Lapsed	0	0
December 31	526,436	436,580

Grant date	Expiry date	Ratio	Exercise price[1]	Number[1]
2000	2008	1:1	CHF 69.63	34,650
2001	2009	1:1	CHF 66.99	39,600
2002	2010	1:1	CHF 75.66	34,860
2002	2014	1:1	CHF 70.16	201,300
2003	2011	1:1	CHF 36.86	92,620
2003	2015	1:1	CHF 70.16[2]	33,550
2004	2012	1:1	CHF 66.36	56,306
2004	2016	1:1	CHF 70.16[2]	33,550
Total				**526,436**

[1] Adjusted to reflect former share splits and/or capital increases.

[2] Valued according to the single allocation in 2002.

Additional fees and remunerations

In financial year 2004, no significant fees for additional services rendered to Group companies were paid to members of the Board of Directors or senior management.

Loans granted by governing bodies

As at December 31, 2004, there were loans outstanding, which were granted to three members of senior management. There were no loans to members of the Board of Directors outstanding. The table shows the outstanding amount as well as the respective terms of the loans.

Original currency	Loan amount in CHF	Interest rate	Maturity date	Collateral
CHF	1,450,000	3.5%	31.01.2005	none
CHF	240,000	variable[1]	31.12.2016	yes
CHF	96,000	variable[1]	31.12.2009	yes
CHF	400,000	variable[1]	31.12.2005	yes
CHF	690,000	variable[1]	open	yes
EUR	192,000	variable[1]	open	none
Total	**3,068,000**			

[1] Based on the interest rate for first mortgages.

Shareholders' participation

The information below comprises excerpts from the Articles of Incorporation of Holcim Ltd. The full version of the Articles of Incorporation can be retrieved at www.holcim.com/corporate_governance.

Voting rights and representation restrictions

All holders of registered shares who are entered as shareholders with voting rights in the share register the date the share register will be closed (maximum 20 days prior to the annual general meeting) are entitled to participate in, and vote at, general meetings. Shares held by trusts and shares for which no declaration has been made in the context of the regulations of the Board of Directors governing the entry of shareholders in the share register of Holcim Ltd are entered in the share register as having no voting rights. Shareholders not participating in person in the annual general meeting may be represented by another shareholder, by the bank, by the company as representative of the governing body or by the independent voting rights representative. Voting rights are not subject to any restrictions. Each share carries one vote.

Statutory quorums

The annual general meeting of shareholders normally constitutes a quorum, without taking account of the number of shares represented or shareholders present. In order to pass resolutions, an overall majority of the votes represented is required, subject to the provisions of Art. 704, section 1, of the Swiss Code of Obligations. In such cases, resolutions may only be passed with a two-thirds majority of the votes represented.

The Chair of the meeting may also have votes and elections conducted electronically. Electronic votes and elections are deemed equivalent to secret votes and elections.

Convocation of the general meeting and agenda rules

The ordinary general meeting of shareholders takes place each year, at the latest six months following the conclusion of the financial year. It is convened by the Board of Directors, whereby invitations are published at least twenty days prior to the meeting and in which details are given of the agenda and items submitted. Shareholders representing shares with a par value of at least one million Swiss francs may request the addition of a particular item for discussion. A corresponding application must be submitted in writing to the Board of Directors at least forty days prior to the annual general meeting. Such application should indicate the items to be submitted.

Entries in the share register

The company maintains a share register for registered shares in which the names and addresses of owners and beneficiaries are entered. Only those included in the share register are deemed shareholders or beneficial owners of the registered shares.

Upon request, purchasers of registered shares shall be included in the share register as shareholders with voting rights if they expressly declare that they have acquired the shares in their own name and for their own account. The Board of Directors shall enter in the share register as having voting rights those persons who have not expressly declared in their application for registration that the shares are held for their own account (nominees). However this only applies if the nominee has reached an agreement with the company regarding this position and is subject to a recognized banking or financial markets supervisory authority.

The share register is closed maximum 20 days prior to the date of the annual general meeting. Shareholders' participation and rights of protection are furthermore governed by the Swiss Code of Obligations.

Changes of control and defense measures

The Articles of Incorporation contain no waiver of the duty to make a public offer under the terms of articles 32 and 52 of the Swiss Stock Exchange Act ("opting out"). The result is that a shareholder who directly, indirectly or in concert with third parties acquires shares in the company and, together with the shares he already possesses, thereby exceeds the 33 1/3 percent threshold of voting rights in the company must make an offer for all listed shares of the company.

There are no clauses relating to changes of control.

Auditors

As part of their auditing activity, the statutory and Group auditors inform the Audit Committee and the Executive Committee regularly about their findings and about proposals for improvement. The Audit Committee assesses the external auditors and monitors the results of the audit. In 2004, the auditors participated in four meetings of the Audit Committee to discuss individual agenda items.

Ernst & Young Ltd., Zurich, were appointed in 2002 as statutory and Group auditors to Holcim Ltd. Ernst & Young partners Manuel Aeby (since 2002) and Christoph Dolensky (since 2004) are the lead auditors for this mandate. The statutory and Group auditors are in each case elected for a one-year term by the annual general meeting.

In 2004, Ernst & Young charged fees in the amount of CHF 7.2 million in respect of their audit services. This amount includes the fees for the individual audits of Group companies carried out by Ernst & Young as well as their fees for auditing the Group financial statements. The total of the fees charged by Ernst & Young for services other than audit activities amounted to CHF 1.1 million.

Information policy

Holcim Ltd reports to shareholders, the capital market, employees and the public at large in an open, transparent and timely manner concerning its corporate performance and progress regarding sustainability targets. Equal treatment of all stakeholders is the guiding principle behind our partnership-based approach. We nurture an open dialogue with our stakeholders, based on mutual respect and trust. This enables us to promote an understanding of our objectives, strategy and business activities, and ensure a high degree of awareness about our company.

The most important information tools are the annual and quarterly reports, the website (www.holcim.com), media releases, press conferences on the annual results and third quarter, meetings for financial analysts and investors as well as the annual general meeting.

Holcim Ltd published its second sustainability report in 2004, underscoring the Group's commitment to sustainable development. For further information, please refer to pages 72 to 79 of this annual report. Current information relating to sustainable development is available at www.holcim.com/sustainable.

As a listed company, Holcim Ltd is committed to disclose facts that may materially affect the share price (ad-hoc disclosure, Art. 72 of the listing rules). The listing rules of SWX Swiss Exchange may be retrieved at www.swx.com.

Should you have any specific queries regarding Holcim, please contact:

Corporate Communications, Roland Walker
Phone +41 58 858 87 10, Fax +41 58 858 87 19
communications@holcim.com

Investor Relations, Bernhard A. Fuchs
Phone +41 58 858 87 87, Fax +41 58 858 80 09
investor.relations@holcim.com

Financial Reporting Calendar	
Press and analyst conference on annual results for 2004	March 2, 2005
Results for the first quarter 2005	May 2, 2005
General meeting of shareholders	May 3, 2005
Dividend payment	May 6, 2005
Half-year results for 2005	August 25, 2005
Press and analyst conference for the third quarter 2005	November 9, 2005
Press and analyst conference on annual results for 2005	March 1, 2006

As a responsible enterprise,
we recognize the significance of an
effective corporate governance.

Rolf Soiron, Swiss national, born January 31, 1945, Chairman of the Board of Directors, elected until 2005, member of the Governance, Nomination & Compensation Committee. He studied history at the University of Basel, where he obtained a PhD in philosophy in 1972. He began his professional career in 1970 with the Sandoz group, Basel, where he held various positions, ultimately as COO of Sandoz Pharma AG with the responsibility for the global pharmaceuticals business. From 1993 until the end of June 2003, Rolf Soiron managed the Jungbunzlauer group in Basel (leading international manufacturer of citric acid and related products), ultimately as Managing Director. In 1996, he took on a part-time role as Chairman of the University of Basel. In early 2003, he was appointed Chairman of the Board of Directors of Nobel Biocare. He was elected to the Board of Directors of Holcim Ltd in 1994.



Willy R. Kissling, Swiss national, born May 26, 1944, Deputy Chairman of the Board of Directors, elected until 2005, Chairman of the Governance, Nomination & Compensation Committee. He obtained a doctorate in management sciences at the University of Berne, complementing his studies at the Harvard Business School, Cambridge, USA. He began his professional career in 1970 at Amiantus Corporation, moving to Intergips in 1978, where he was ultimately appointed CEO. From 1987 until 1996, he served as CEO and Managing Director at Landis & Gyr AG. Since then, he has been appointed to the Board of Directors of various international corporations. Between 1998 and 2002, he was also CEO of the Unaxis Corporation. He was appointed to the Board of Directors of Holcim Ltd in 1997.



Markus Akermann, Swiss national, born January 25, 1947, CEO, member of the Board of Directors, elected until 2007. He obtained a degree in business economics from the University of St. Gallen in 1973 and studied economic and social sciences at the University of Sheffield, UK. He began his professional career in 1975 with the former Swiss Bank Corporation. In 1978, he moved to Holcim, where he was active in a number of roles including Area Manager for Latin America and Holcim Trading. In 1993, he was appointed to the Executive Committee, with responsibility for Latin America and international trading activities. On January 1, 2002, he was appointed CEO and at the annual general meeting in 2002, he was elected to the Board of Directors of Holcim Ltd. Mexico remains under his direct responsibility.



Erich Hunziker, Swiss national, born September 15, 1953, member of the Board of Directors, elected until 2005, member of the Governance, Nomination & Compensation Committee. He studied industrial engineering at the ETH in Zurich, obtaining a PhD in 1983. In that same year, he joined Corange AG (holding company for the Boehringer Mannheim group), where he was appointed CFO in 1997 and among other things managed a project handling the financial aspects of the sale of the Corange group to F. Hoffmann-La Roche AG. From 1998 until 2001, he was CEO at the Diethelm group and Diethelm Keller Holding AG. Since 2001, he has served as CFO of F. Hoffmann-La Roche AG and is a member of the Executive Committee. In 2005, he was appointed as Deputy Head of Roche's Corporate Executive Committee in addition to his function as Chief Financial Officer. Since 2004, he is a member of the board of Genentech Inc., USA. He was elected to the Board of Directors of Holcim Ltd in 1998.





Peter Küpfer, Swiss national, born January 17, 1944, member of the Board of Directors, elected until 2007, Chairman of the Audit Committee. As a Swiss certified accountant, he began his career with Revisuisse Pricewaterhouse AG in Basel and Zurich, where he became a member of management. From 1985 until 1989, he was CFO at Financière Credit Suisse First Boston and CS First Boston, New York; from 1989 until 1996, he was at CS Holding, Zurich, as a member of the Executive Board. He has been an independent business consultant since 1997. He was elected to the Board of Directors of Holcim Ltd in 2002.



Andreas von Planta, Swiss national, born July 11, 1955, member of the Board of Directors, elected until 2005, member of the Audit Committee. He studied law at the Universities of Basel (doctorate, 1981) and Columbia, New York (LL.M., 1983). He began his professional career in 1983 with Lenz & Staehelin, an international law firm based in Geneva. In 1988, he became partner and since 2002 has been Managing Partner. He has a wealth of experience in corporate law, business financing, mergers & acquisitions and arbitration law. He was elected to the Board of Directors of Holcim Ltd in 2003.



Gilbert J.B. Probst, Swiss national, born September 17, 1950, member of the Board of Directors, elected until 2005. He obtained his PhD in 1981 and in 1986 became a professor of business administration at the University of S t. Gallen. From 1984 until 1987, he was Deputy Director and Head of Research at the Institute of Management and, at the same time, he was a lecturer in organizational behavior and management at the University of St. Gallen. Since 1987, he has been a Professor of Organization and Management and Director of the MBA program at the University of Geneva, as well as a member of the Board of SKU (Swiss training programs for senior executives). He is also a founder of the Geneva Knowledge Forum and CORE (Center for Organizational Excellence at the University of St. Gallen). He was elected to the Board of Directors of Holcim Ltd in 1999.



H. Onno Ruding, Dutch national, born August 15, 1939, member of the Board of Directors, elected until 2007. He studied economics at the Netherlands School of Economics (now Erasmus University) in Rotterdam (Master in 1964, Doctorate in 1969). He worked at the Ministry of Finance, The Hague (1965-1970), AMRO Bank, Amsterdam (1971-1976) and, later, as a member of the Board of Managing Directors of AMRO (1981-1982). He was elected to the Executive Board of the International Monetary Fund in Washington D.C. in 1976 and served four years. In 1982 he became the Minister of Finance in The Netherlands until the end of 1989. He became Director of Citibank in 1990 and was from 1992 until his retirement in 2003 Vice Chairman and Director of Citibank in New York. He is also President of the Board of the Centre for European Policy Studies (CEPS) in Brussels. He was elected to the Board of Directors of Holcim Ltd in 2004.



Thomas Schmidheiny, Swiss national, born December 17, 1945, member of the Board of Directors, elected until 2005, member of the Governance, Nomination & Compensation Committee. He studied mechanical engineering at the ETH in Zurich and complemented his studies with an MBA from the IMD in Lausanne (1972). In 1999, he was awarded an honorary doctorate for his services in the field of sustainable development from Tufts University, Massachusetts, USA. He began his career in 1970 as Technical Director with Cementos Apasco and was appointed to the Executive Committee of Holcim in 1976, where he held the office of Chairman from 1978 until 2001. He was appointed to the Board of Directors of Holcim Ltd in 1978 and became Chairman of the Board in 1984 until 2001.



Wolfgang Schürer, Swiss national, born September 14, 1946, member of the Board of Directors, elected until 2005. He studied economic and social sciences at the University of St. Gallen, where he was awarded an honorary doctorate in 1999. He is Chairman of the Board of Directors and CEO of MS Management Service AG, St. Gallen (international consultancy firm focusing on strategy and risk evaluation of foreign engagements for multinational firms in Europe, North America, the Middle East and Asia as well as mandates in the international regulatory environment). He is also Professor for International Trade Diplomacy at Georgetown University, Washington D.C., and a member of the Curatorium and special representative of the Hague Academy of International Law. He is also a founder of the International Management Symposium at the University of St. Gallen. He was elected to the Board of Directors of Holcim Ltd in 1997.



Dieter Spälti, Swiss national, born February 27, 1961, member of the Board of Directors, elected until 2005. He studied law at the University of Zurich, obtaining a doctorate in 1989. He began his professional career as a credit officer with Bank of New York in New York, before taking up an appointment as CFO of Tyrolit (Swarovski group), based in Innsbruck and Zurich in 1991. From 1993 until 2001 he was with McKinsey & Company, ultimately as a partner, and was involved in numerous projects with industrial, financial and technology firms in Europe, the US and Southeast Asia. In October 2002, he joined the Jona-based Spectrum Value Management Ltd., which administers the industrial and private investments of the family of Thomas Schmidheiny. He was elected to the Board of Directors of Holcim Ltd in 2003.



Peter G. Wodtke, US national, born July 16, 1934, member of the Board of Directors, elected until 2005, member of the Audit Committee. After concluding his studies at Princeton University with a Bachelor of Arts in European Civilization, he worked at Citibank in Hong Kong and Beirut until 1970. He then moved to Henry Schroder Banking Corporation, where he assumed the position of CEO and Chairman of the Board of Directors of PICA (Private Investment Company for Asia) in 1971. In 1976, he joined the former Swiss Banking Corporation North America as Director, before becoming an independent advisor on investments, M&A and corporate finance in London in 1982, and from 1990 until 2000, he was General Partner of Peter Wodtke & Partners. In 2000, he founded the private firm Peter Wodtke LLC, New York. He was elected to the Board of Directors of Holcim Ltd in 1987; in 2005, he reached retirement age as set out in the Articles of Incorporation and will step down from the Board on the occasion of the 2005 annual general meeting.



Markus Akermann, Please refer to the section Board of Directors on page 65 for his biographical information.



Urs Bieri, Swiss national, born July 25, 1942. Urs Bieri studied business administration at the University of St. Gallen and is a graduate of INSEAD, France. He began his professional career at Holcim in 1971, and in 1974 moved to Wild Heerbrugg. From 1975 until 1978, he was Director of Finance and Administration at Wild Singapore. In 1978, he returned to Holcim to serve as Assistant to the CEO and Chairman of the Board of Directors. In 1983, he was appointed CEO of AG Hunziker, and from 1986 to end-2004, he was a member of the Executive Committee of Holcim Ltd. Most recently, he was responsible for Southern ASEAN, East Asia and Pacific as well as South and East Africa. On January 1, 2002, he was appointed Deputy CEO. Urs Bieri retired from the Executive Committee at the end of 2004 for reasons of age.



Tom A. Clough, British national, born October 25, 1947. Tom A. Clough has a Bachelor degree in Mining Engineering from the University of Leeds. Following three years working as a mining engineer, he joined Imperial Chemical Industries ICI in 1974. In 1988, he moved to global minerals and specialty chemicals group ECC International. In 1997, after several years as an independent consultant, he assumed diverse management tasks in the cement industry. He was appointed CEO of Holcim's Philippine Group company in 1998. Since Holcim's entry into the Indonesian market he has been Chief Executive of Jakarta-based PT Semen Cibinong Tbk. He was appointed to the Executive Committee in 2004. He is responsible for East Asia including the Philippines, Oceania as well as South and East Africa.



Hansueli Heé, Swiss national, born May 26, 1948. Hansueli Heé completed his graduate and doctorate studies at the ETH, Zurich, and in 1987 acquired an MBA from the IMD, Lausanne. From 1979 until 1986, he occupied various positions within the Holcim Group, including Plant Manager and Head of Production at Holcim Group companies in Brazil, Mexico and Venezuela. From 1994 until 1998, he served as Director and Area Manager at Holcim Ltd. Hansueli Heé played a key role in expanding Holcim's position in Central and Eastern Europe.
He has been a member of the Executive Committee since 1998 and is currently responsible for Europe excluding Iberian Peninsula.

Paul Hugentobler, Swiss national, born February 14, 1949. Paul Hugentobler has a degree in civil engineering from the ETH, Zurich, and a degree in economic science from the University of St. Gallen. He joined what is now Holcim Group Support Ltd in 1980 as Project Manager, and in 1994 was appointed Area Manager for Holcim Ltd. From 1999 until 2000, he also served as CEO of Siam City Cement, headquartered in Bangkok, Thailand. He has been a member of the Executive Committee since January 1, 2002 with the responsibility for South Asia and ASEAN excluding the Philippines.



Thomas Knöpfel, Swiss national, born February 10, 1951. Thomas Knöpfel obtained a doctorate in law from the University of Zurich in 1982. He also holds a Master of Law degree in US business and financial law and is a licensed attorney. In 1986, he joined the former Union Bank of Switzerland, before beginning his career with Holcim in 1988. After a period as member of the senior management of Holcim (España), S.A., and, from 1995, as CEO of Holcim (Colombia) S.A., he was in 1999 appointed Area Manager with responsibility for various Group companies in Latin America. Since January 1, 2003, he has been a member of the Executive Committee, with responsibility for Group region Latin America (excluding Mexico).



Benoît-H. Koch, French and Brazilian national, born March 24, 1953. Benoît-H. Koch completed his education as an engineer at the ETH in Zurich. He joined Holcim in 1977, occupying various positions at Group companies in Belgium, Brazil, France and Switzerland until 1992. He has been a member of the Executive Committee since 1992 and is currently responsible for North America, the Mediterranean including Iberian Peninsula and International Trade.



Theophil H. Schlatter, Swiss national, born January 7, 1951. Theophil Schlatter graduated in business economics at the University of St. Gallen and is a Swiss certified accountant. He began his career as a public accountant at STG Coopers & Lybrand. After six years, he moved to Holcim Group Support Ltd, where he was active for a further six years in Corporate Controlling. From 1991 until 1995, he was Head of Finance and a member of the Executive Committee of Sihl Papier AG. He then served as CFO and a member of the Management Committee of Holcim Switzerland for two years. He has been CFO and a member of the Executive Committee of Holcim Ltd since 1997.





Urs Böhlen, Swiss national, born June 7, 1950. Urs Böhlen studied business administration at the University of Berne, graduating in 1977, and complemented his education at the Stanford Business School in 1991. From 1977 to 1979, he served as Project Manager in the accounts division at Union Bank of Switzerland. From 1980 until 1985, he was Head of Controlling at Autophon AG. He joined Holcim in 1985; after holding various positions, he was entrusted with overall management of the former Cementfabrik Rekingen in 1989. From 1992 until 1998, he served as CEO of Holcim Switzerland. He has been Area Manager for Italy, Eastern and Southeastern Europe since 1998.



Javier de Benito, Spanish national, born June 24, 1958. Javier de Benito studied economic science at the Autonomous University of Madrid and undertook further studies at the Harvard Business School. After a number of years of professional experience in the finance department of an international steel trading company and as a specialist for finance projects with a Spanish export promotion company, he joined Holcim Trading in 1988. Along with responsibility for controlling at the subsidiary companies and for business development, he took on the position of Deputy General Manager in 1992, with responsibility for the trading division. On April 1, 2003, he was appointed Area Manager for the Mediterranean and Indian Ocean.



Gérard Letellier, French national, born January 6, 1953. Gérard Letellier, a graduate of the Business & Administration School of the University of Reims, began his career in 1977 in the marketing unit at Holcim France, ultimately moving up to the position of senior management member responsible for cement sales. From 1998 to 2001 he was CEO of Holcim Vietnam, and from 2002 much of his work in his capacity as Deputy Area Manager of Holcim Ltd was devoted to the expansion of our presence in China. Effective January 1, 2005, Gérard Letellier has been appointed Area Manager. He will be responsible for Vietnam, Malaysia, Singapore and Bangladesh.



Bernard Terver, French national, born April 2, 1952. Bernard Terver concluded his studies at the École Polytechnique in Paris in 1976. After beginning his career in the steel industry, he moved in 1977 to French cement manufacturer CEDEST, which was later merged with Holcim (France Benelux) S.A. In May 1999, Bernard Terver was appointed CEO of Holcim (Colombia) S.A., and since 2000, he has also been CEO of Holcim (Venezuela) C.A. following the creation of a business cluster. On January 1, 2003, he was appointed Area Manager for the Andes nations, Central America and the Caribbean.

Jacques Bourgon, French national, born August 5, 1958. Jacques Bourgon, a graduate in mechanical engineering of the École Catholique d'Arts et Métiers, Lyon and a postgraduate of Harvard Business School, joined Holcim in 1990. In 1992 he was appointed plant manager of the Tecomán plant and from 1996 to 2001 was responsible for cement operations as member of the Holcim Apasco senior management. He has been Head of the Corporate Engineering service function since mid 2001 and has been promoted Corporate Manufacturing Services Manager as of January 1, 2005. Jacques Bourgon will succeed Hans Braun, who is retiring for reasons of age, taking over responsibility for Manufacturing Services effective July 1, 2005.



Hans Braun, Swiss national, born June 17, 1942. Hans Braun studied chemistry at the University of Berne, obtaining a doctorate. He joined Holcim in 1972. Before his appointment as Head of the Raw Materials and Products service function in 1980, he held a variety of technical posts within the Group. He has been Head of Corporate Technical Services since 1999 and also Head of Manufacturing Services since the beginning of 2002. Effective January 1, 2005, Hans Braun has been promoted Corporate Manufacturing Services Manager. He will hold this office until his retirement at the end of June 2005.



Beat Fellmann, Swiss national, born August 31, 1964. Beat Fellmann graduated in business economics at the University of St. Gallen. He is a Swiss certified accountant and started his career with an international industrial group. He joined Holcim in 1998 as Head of Financial Holdings. Reporting directly to the CFO, his duties include responsibility for Financial Holdings, Corporate Tax, Holcim Group Support IT Service Center and Holcim Group Support Accounting. On January 1, 2005, Beat Fellmann was promoted to Deputy CFO.



Roland Köhler, Swiss national, born December 13, 1953. Roland Köhler, a graduate in business management from the University of Zurich, joined building materials group Hunziker (Switzerland) in 1988 as Head of Finance and Administration and has transferred to Holcim as a management consultant in 1994. From 1995 to 1998 he was Head of Corporate Controlling and from 1999 to end 2001 Head of Business Risk Management. Since 2002 has headed Corporate Strategy & Risk Management. Effective January 1, 2005, Roland Köhler has been promoted to Corporate Strategy & Risk Manager.



Stefan Wolfensberger, Swiss national, born January 2, 1957. Stefan Wolfensberger has a doctorate from the Swiss Federal Institute of Technology (ETH) in Zurich and also completed postgraduate studies at Stanford University in the USA. He joined Holcim in 1987 as a management consultant. From 1990 to 1994 he was assistant to a member of the Executive Committee. He was subsequently appointed CEO of a Belgian construction materials group. From 1997 he headed the Mineral Components/Product Development service function. He has been Head of Commercial Services since October 2004. Effective January 1, 2005, Stefan Wolfensberger has been promoted to Corporate Commercial Services Manager.



Giving others a better chance in life. This is what inspires Costa Rica's Mariella Coto Quesada. Her family was able to give her a good education. But there are many others who must rely on outside assistance. On behalf of the Vivamos Mejor Foundation, she helps adolescents who otherwise would have little or no chance of advancement. For many years this foundation has received the financial support of Holcim Costa Rica. In collaboration with the authorities, local social services and concerned citizens, Mariella does her part to give young people more hope for the future. And she does so with drive and perseverance.



Strength. Performance. Passion.







At the Cartago cement plant a new kiln line recycles a variety of waste materials. When the plant itself was built, the project already addressed a number of environmental concerns. Today, waste ranging from used oils to plastics is used to fire the kiln in compliance with ecological considerations.




PROGR
Castrol




AVISO


DE RECOLECCION DE ACEITE USADO
INFLAMABLE

in sustainable development

Regarding our commitment to sustainable development (SD), 2004 was a year of consolidation and improvement. Holcim made significant progress against SD targets set in previous years, many of which were described in the Corporate Sustainable Development Report 2003. New initiatives were also implemented.

The launch of our Group Code of Conduct in October 2004 represented an important milestone. Guiding the way we do business, the Code establishes a common and consistent framework. It complements our mission and provides direction for our employees. The Code also confirms our commitment to sustainable development and Corporate Social Responsibility (CSR). The Code makes this explicit by addressing topics such as fair competition, bribery and corruption, and conflicts of interest (see www.holcim.com).

Holcim maintained its rating in the Dow Jones Sustainability Indexes, and was included for the first time in the FTSE4Good Index. Both ratings are evidence that our sustainable development performance is well recognized.

In the following sections, we highlight our progress in the areas of risk management, climate and energy, occupational health and safety (OH&S), community initiatives and sustainable construction using our activities in Costa Rica as an example.

The Group's 2004 sustainable development performance data will be available on our website by June 2005 and the next Corporate Sustainable Development Report will be published in 2006.

Assessing risks

Holcim aims to systematically identify and evaluate risks facing the company. In addition to the company's existing risk management framework, in 2004 we undertook an employment-related risk analysis for all countries in which the Group operates. In line with the requirements of the UN Global Compact it provides Holcim management with an assessment of specific challenges we may confront in ten different risk areas covering human rights, labor standards, OH&S, competition and biodiversity. For each country, risks were categorized into low, medium or high severity and recommendations on how to minimize risks were made.

The risk analysis of Costa Rica revealed that the possibility of discrimination related to gender and disability cannot be excluded. There is also a risk that employment conditions as well as the freedom to associate, organize and bargain may not be in line with international standards. According to Transparency International corruption may also be an issue. Furthermore, the conservation of biodiversity in the Mesoamerican forest is another challenge. Holcim Costa Rica will examine possible consequences of this analysis for the company and define potential measures to mitigate the risks.

Climate & energy

The target to reduce global average specific net CO_2 emissions by 20% by 2010 remains a high priority. We strive for a consistent reduction of CO_2 emissions from our production process and subsequent product applications. Equally important is our active participation in the development of international policies and standards. From 2005, our CO_2 measurement and reporting will be subject to external verification.

Following Russia's ratification, the Kyoto Protocol entered into force on February 16, 2005. At the same time the European Emission Trading Scheme (EU ETS) commenced. Negotiations on national emissions allowance allocations were prominent in 2004. Holcim is well prepared to manage the new obligations. The efficiency gains realized with our voluntary target enable us to serve the market while complying with the EU directive.

Not only in Europe do CO_2 issues rank prominently on the agenda. Holcim Costa Rica is a case in point. The country is developing quickly as are its needs for infrastructure and residential housing. To meet demand we constructed a new state-of-the-art kiln using all levers to improve CO_2 efficiency. This led to a substantial improvement in the thermal energy efficiency of clinker production as well as the electric power efficiency of cement grinding; a sizeable decrease of the clinker factor in cement; and the use of waste as a fuel while maintaining or improving product quality. In view of these improvements, the plant will have a gross CO_2 emission of 545 kg per tonne of cement produced, 37% better than the industry's global average of 870 kg.

Beyond climate and energy, the Group is committed to making further investments to ensure our operations are as environmentally sound as possible. In 2004, the Group invested CHF 78 million (2003: 81) to improve the environmental sustainability of our production facilities in all segments. Further, we maintain appropriate provisions in respect of our environmental liabilities – based on legal and contractual obligations. Provisions for site restoration and other environmental liabilities amount to CHF 249 million (2003: 231) as of December 31, 2004. Therefore the Group does not anticipate any material, adverse effect of environmental liabilities on our future operating results.

Health & safety

As a major Group focus, a lot of attention was placed on health and safety during 2004 with all companies subject to a rigorous internal audit. All Group companies were prompted to implement strong measures. Recommendations for performance improvement included the further promotion of behavioral change on all levels and areas of activity to drive down the still unacceptably high accident rate. The quality and quantity of resources devoted to OH&S was also highlighted as requiring more attention. Several Group companies started tailor-made programs with the support of specialists such as DuPont. Occupational health and safety will continue to be a focus area in the future, with certification audits to be done for all Group companies according to the requirements of our global OH&S management system.

Already well on-track is Holcim Costa Rica. In 2004 the company, together with Holcim Nicaragua and Corporación INCEM in Panama, prepared for the certification of its integrated ISO 9000/14000 and OHSAS 18000 management system. The benefits of an integrated system are clear. Applying the principles of strong management and continuous improvement across the board will bring OH&S performance improvements based on process efficiencies and synergies in system design. When defining its OH&S priorities, Holcim Costa Rica took into account the operational needs of its new kiln line and the handling of alternative fuels. A training program focusing on industrial hygiene and how to monitor and measure potential dangers was conducted during 2004.

Community initiatives

Holcim's focus on CSR projects in communities where we operate takes many forms, as the example from Costa Rica shows.

For many years we have fostered a partnership with the Vivamos Mejor Foundation, a charitable organization initiating and supervising social development projects in Latin American communities. An educational initiative of Holcim Costa Rica aims to lower the school drop-out rate as well as significantly lower youth unemployment in the community. Training programs prepare young people for the labor market and enhance their chances to find employment.

Sustainable construction

The Holcim Foundation for Sustainable Construction, established in December 2003, can look back on an eventful year.

The first Holcim Forum on the theme "Basic Needs" took place in September 2004 at the Federal Institute of Technology in Zurich. More than 120 experts from 35 countries – scientists, architects, politicians, students – gathered to discuss their approaches to the link between basic human needs and sustainable construction. For two days they collaborated in workshops, participated in panel discussions, and assessed projects. The forum showed that sustainable construction has many dimensions – it takes on different meanings depending on regional needs and approaches. Through its work, the Foundation hopes to encourage sustainable responses to the technological, environmental, socio-economic and cultural issues affecting building and construction.

The Foundation can count on the know-how of its Advisory Board – mobilizing the expertise of Yolanda Kakabadse, Member of the World Conservation Union (IUCN), Ecuador; Amory Lovins, CEO of the Rocky Mountain Institute, USA; Klaus Töpfer, Executive Director of the United Nations Environment Program (UNEP), Kenya; Simon Upton, Chairman of the OECD Roundtable on Sustainable Development, France; and Muhammad Yunus, Founder of Grameen Bank, Bangladesh; under the chairmanship of Rolf Soiron, Chairman of Holcim Ltd, Switzerland. The Advisory Board's role is to ensure that the activities of the Foundation are aligned with current interpretations of sustainable construction, and to integrate architectural, scientific, cultural and policy concerns into the initiatives.

Now the Foundation has turned its attention to the planning and promotion of five regional and a global Holcim Awards competition. Architects, planners, engineers and builders committed to sustainable construction may submit projects, ideas and initiatives. Prize money for the five regional stages in 2005 and the final global award of the competition in 2006 totals USD 2 million.

Sustainable construction in Costa Rica
Holcim Costa Rica provides an excellent example of what sustainable construction means to Holcim.

With the construction of new headquarters for the Group company, sustainability criteria were integrated from the outset. Designed by renowned architect Bruno Stagno, an expert in tropical architecture, the building demonstrates the sustainable use of concrete in multiple applications, both structural and aesthetic. One feature of note is its lack of conventional air conditioning. Instead the building takes advantage of wind and solar energy to maximize cooling. Water sprinklers, for example, are integrated into the central area to optimize humidity, strategically placed ventilators harness the available breeze, and large windows capture available daylight. Not only does this fulfill environmental criteria, but has led to a 35% reduction in electricity consumption and associated costs.


royecto Educación Vocacional



Vivamos Mejor is a not-for-profit organization which receives substantial funding from Holcim. It operates out of Switzerland and coordinates projects in seven South American countries such as Costa Rica.


AMENAZA
DE GIGANTE



But there are other examples of environmental responsibility and sustainable development embraced by Holcim in Costa Rica. The new company head office, for example, was designed to comply with the most recent environmental findings. Energy savings are 35 percent since a clever system of wind and solar energy makes any air conditioning system redundant.





Mariella and her team stay in close contact with hundreds of children and adolescents and their families. Many youngsters benefit when their parents begin to understand that a good education is absolutely essential.

In special workshops, adolescents are taught to use simple resources to learn a trade – from hairdresser to bicycle repairman.





When shopping or preparing a meal, there is plenty of time to talk. Plantains are a basic staple in Costa Rica. But Costa Rican cooking is varied: from rural and hearty to refined and spicy.

"Holcim has strengthened its balance sheet and earning power and positioned itself as an attractive group in the international capital markets."

Theophil H. Schlatter

This discussion and analysis of the Group's financial condition and results of operations should be read in conjunction with the shareholders' letter, the individual reports for the Group regions, the annual financial statements and the notes to the consolidated financial statements.

Financial developments in the 2004 business year

Sharp rise in sales

Sales volumes in the cement/clinker segment increased significantly in 2004. All Group regions contributed to the higher sales volumes. The full consolidation of Alpha Cement in Russia at the end of 2003 had a key impact. The aggregates business also showed a positive trend. The Canadian and Bulgarian Group companies reported the highest absolute growth rates. Ready-mix sales significantly increased in the Group regions Asia Pacific and Latin America.

Sales trend marred by a persisting dollar weakness

Sales increased by 8% in local currency terms, but in Swiss franc terms our performance was impacted by the sharp depreciation of the US dollar. Sales for the financial year 2004 totaled CHF 13,215 million which represents a 4.9% increase on the previous year's figure of CHF 12,600 million.

Operating EBITDA still increasing

Excluding foreign currency translation impacts, Holcim achieved an improvement in operating EBITDA in all Group regions. The further increase in the operating EBITDA margin from 26.3% to 27.2% confirms that the company is gradually and systematically moving closer to its defined target of 30%.

Positive margins thanks to strong operating result

Consolidated operating profit increased by 16.9%. This brought internal growth on the level of operating profit to 20.2%, significantly exceeding the original annual forecast of 8%. The higher operating profit and the improved operating profit margin were achieved despite higher energy costs thanks to improved utilization rates for operating facilities and further cost-cutting measures in the areas of administration and production.

Increase in consolidated net income

In 2004, consolidated net income after minorities increased by CHF 33.2% to CHF 914 million. This represents an increase of 37.8% in local currency terms. The positive outcome was mainly the result of higher operating income, a lower tax burden and a smaller share of minorities in our consolidated net income.

Sustainable cash flow from operating activities

Once again cash flow from operating activities of CHF 2,622 million exceeded the previous year's figure of CHF 2,619 million by 0.1%. This was due to the strong operating result and the decrease in net working capital.

Financial ratios within target range

2004 saw another big improvement in our financial ratios for credit rating purposes. This applies both to the key figures relating to interest coverage and to the ratio of funds from operations to net financial debt. The main factors which contributed to this were the impressive operating performance and the successful capital increase by mid-2004, which significantly strengthened the balance sheet. All key figures exceeded budgeted expectations and are at the target range.

Strategic market expansion

Key features of 2004 were the strategic expansion of market presence and focussing on the core business. In Europe, Rohrbach Zement in Southern Germany and the cement plant Pleven in Bulgaria were successfully integrated into the Group. In Mexico, Holcim increased its stake in Holcim Apasco to 100% in two stages with a view to taking greater advantage of the potential regional and financial integration with the rest of the Group. In addition, Philippines-based Cemco Holdings – in which Holcim holds a substantial stake – increased its share in Union Cement Holdings in a transaction which raised Holcim's economic share in Holcim (Philippines) Inc. to 65.9%.

In 2004 the stake in Cimpor was reduced. Following the termination of the total return swap agreement through the acquisition of a 9.5% stake in Cimpor, a further 7.7% of the shares were sold, leaving a 1.8% holding in the Portuguese cement producer in Holcim's ownership.

Key Figures Group Holcim

		2004	2003	±%	±% local currency
Annual production capacity cement	million t	154.1	145.2	+6.1	
Sales of cement and clinker	million t	102.1	94.3	+8.3	
Sales of aggregates	million t	104.2	95.9	+8.7	
Sales of ready-mix concrete	million m^3	29.3	27.0	+8.5	
Net sales	million CHF	13,215	12,600	+4.9	+8.0
Operating EBITDA	million CHF	3,588	3,311	+8.4	+12.2
Operating EBITDA margin	%	27.2	26.3		
EBITDA	million CHF	3,619	3,383	+7.0	+10.5
Operating profit	million CHF	2,251	1,925	+16.9	+21.2
Operating profit margin	%	17.0	15.3		
Net income before minority interests	million CHF	1,153	932	+23.7	+27.8
Net income after minority interests	million CHF	914	686	+33.2	+37.8
Net income margin	%	6.9	5.4		
Cash flow from operating activities	million CHF	2,622	2,619	+0.1	+3.3
Cash flow margin	%	19.8	20.8		
RONOA	%	14.1	12.2		
Net financial debt	million CHF	6,810	8,299	−17.9	−12.9
Funds from operations[1] / net financial debt	%	38.1	28.6		
Shareholders' equity including interests of minority shareholders	million CHF	10,708	9,499	+12.7	+18.9
Gearing[2]	%	63.6	87.4		
Personnel	31.12.	46,909	48,220	−2.7	
Earnings per dividend-bearing share	CHF	4.32	3.51	+23.1	+27.4
Fully diluted earnings per share	CHF	4.28	3.49	+22.6	+27.0
Cash earnings per dividend-bearing share[3]	CHF	5.95	4.96	+20.0	+23.5
Gross dividend	million CHF	279[4]	225	+24.0	
Gross dividend per share	CHF	1.25[4]	1.15	+8.7	

Principal key figures in USD (illustrative)[5]					
Net sales	million USD	10,657	9,403	+13.3	
Operating EBITDA	million USD	2,894	2,471	+17.1	
Operating profit	million USD	1,815	1,437	+26.3	
Net income after minority interests	million USD	737	512	+43.9	
Cash flow from operating activities	million USD	2,115	1,954	+8.2	
Net financial debt	million USD	5,974	6,693	−10.7	
Shareholders' equity	million USD	9,393	7,660	+22.6	
Earnings per dividend-bearing share	USD	3.48	2.62	+32.8	
Principal key figures in EUR (illustrative)[5]					
Net sales	million EUR	8,581	8,289	+3.5	
Operating EBITDA	million EUR	2,330	2,178	+7.0	
Operating profit	million EUR	1,462	1,266	+15.5	
Net income after minority interests	million EUR	594	451	+31.7	
Cash flow from operating activities	million EUR	1,703	1,723	−1.2	
Net financial debt	million EUR	4,394	5,320	−17.4	
Shareholders' equity	million EUR	6,908	6,089	+13.5	
Earnings per dividend-bearing share	EUR	2.81	2.31	+21.6	

[1] Net income before minority interests and depreciation and amortization.
[2] Net financial debt divided by shareholders' equity including interests of minority shareholders.
[3] Excludes the amortization of goodwill and other intangible assets.
[4] Proposed by the Board of Directors.
[5] Income statement figures translated at average rate; balance sheet figures at year-end rate.

Sales of Cement and Clinker


Million t
100
90
80
70
60
50
40
30
20
10
0
80.6
84.3
90.5
94.3
102.1
2000
2001
2002
2003
2004

Net Sales


Million CHF
15,000
13,500
12,000
10,500
9,000
7,500
6,000
4,500
3,000
1,500
0
13,531
13,644
13,010
12,600
13,215
2000
2001
2002
2003
2004

Operating EBITDA


Million CHF and as % of net sales
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
30%
28%
26%
24%
22%
20%
18%
16%
14%
12%
10%
24.9%
24.4%
25.7%
26.3%
27.2%
3,365
3,335
3,341
3,311
3,588
2000
2001
2002
2003
2004

Operating Profit


Million CHF and as % of net sales
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
30%
28%
26%
24%
22%
20%
18%
16%
14%
12%
10%
14.8%
14.3%
14.6%
15.3%
17.0%
2,001
1,945
1,903
1,925
2,251
2000
2001
2002
2003
2004

Net Income after Minority Interests


Million CHF
1,000
900
800
700
600
500
400
300
200
100
0
886
812
506
686
914
2000
2001
2002
2003
2004

Cash Flow from Operating Activities


Million CHF and as % of net sales
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
30%
28%
26%
24%
22%
20%
18%
16%
14%
12%
10%
18.9%
17.6%
18.4%
20.8%
19.8%
2,557
2,402
2,388
2,619
2,622
2000
2001
2002
2003
2004

Financial strategy and targets

As one of the world's leading cement producers, Holcim has set itself ambitious financial targets. A high emphasis is placed on focusing on the core businesses of cement, aggregates and concrete. Another priority is to achieve broad geographical diversification to ensure a healthy and sustainable balance.

Focusing on these points will enable Holcim to continue to grow and expand its global presence in the future. Efficiency-boosting measures are other factors which allow the Group to achieve its financial targets on a global basis.

Geographical diversification


Net Sales per Group Region
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
8.4%
8.2%
27.2%
22.9%
33.3%
9.4%
8.7%
27.2%
22.4%
32.3%
13.0%
8.6%
24.7%
20.9%
32.8%
13.7%
10.0%
22.2%
19.5%
34.6%
14.2%
11.3%
20.4%
19.3%
34.8%
2000
2001
2002
2003
2004
Europe[1]
North America[1]
Latin America
Africa Middle East
Asia Pacific[1]

[1] Beginning 2002 the figures of service companies have been regrouped from geographical regions to Corporate.


Net Sales Mature versus Emerging Markets
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
43.9%
56.1%
45.6%
54.4%
47.0%
53.0%
47.7%
52.3%
48.7%
51.3%
2000
2001
2002
2003
2004
Mature Markets
Emerging Markets

In 2004, Holcim once again strengthened its geographical presence. The three Group regions Africa Middle East, Asia Pacific and Europe were able to raise their share of overall sales by 1.3, 0.5 and 0.2 percentage points, respectively. This further percentage rise in sales is mainly attributable to increases in construction activity in individual Group regions. Europe remains the most dominant region based on net sales with a weighting of 34.8% (2003: 34.6%). Group region Latin America saw its share of sales decrease by 1.8 percentage points to 20.4%, while Group region North America decreased by 0.2 percentage point to 19.3%. In both regions the decline is mainly due to the decrease in the value of the US dollar, which reduced the value of sales in Swiss franc terms by 7.9% and 5.0%, respectively.

The strategy of focusing our business firmly on growth markets is reflected in net sales. In 2004, the share of net sales attributable to emerging markets increased by one percentage point to 48.7%.

As a result of changes in the regional composition of net sales, the breakdown of operating profit by Group regions reflected the following trend: Europe's share increased by 4.8 percentage points to 28.8%. Africa Middle East saw its share rise by 1.8 percentage points to 16.1%. North America's share increased by 0.6 percentage point to 14.2%. In contrast, Group region Latin America saw its share of sales decrease by 6.8 percentage points to 31.4%, while Group region Asia Pacific reflected a 0.4 percentage point decline to 9.5%.

Focusing on our core business

Focusing on the core business and on strategic acquisitions over the past five years has led to a steady decline in the segment other products and services. The 0.4 percentage point decrease in this segment's share of net sales mainly reflects the disposal of the Swiss company Eternit on November 10, 2003.

Net sales in the segment cement/clinker increased by 5.7% (CHF 533 million). Factors which had a positive influence were the first-time consolidation of Alpha Cement in Russia (CHF 130 million) and Rohrbach Cement in Southern Germany (CHF 58 million), the acquisition of the cement plant Pleven in Bulgaria (CHF 15 million) and internal growth totaling CHF 702 million. The currency translation effect reduced net sales by CHF 379 million.

The segment aggregates/concrete saw sales grow by CHF 242 million (7.1%), thanks mainly to volume increases. Net sales were negatively affected by the currency translation effect of CHF 28 million, which was largely due to the decrease in the value of the US dollar against the Swiss franc. All Group regions made contributions to the positive price and volume trends.

Holcim constantly reviews the strategic relevance of its non-consolidated interests optimizing its portfolio when necessary. As a result the Group reduced its shareholding in Cimpor by 8.3% during the financial year. Holcim still holds a 1.8% stake in the Portugese cement producer.

The strategic focus on the return on net operating assets (RONOA) also had a positive impact. A 1.9 percentage points increase in this key figure to 14.1% bears witness to the solid performance improvement. Particular mention should be made of Group region Africa Middle East, which achieved a very strong improvement in 2004, reaching a figure in excess of 30%. One particularly crucial factor behind the Group-wide improvement is the rise in operating profit.



Net Sales per Segment
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
12.3%
7.1%
6.1%
5.0%
4.6%
23.3%
24.5%
24.1%
25.4%
25.8%
64.4%
68.4%
69.8%
69.6%
69.6%
2000
2001
2002
2003
2004
Cement/Clinker
Aggregates/Concrete
Other products/Services

Clinker capacity utilization

Clinker capacity utilization benefited from improvements in efficiency and the expansion of production facilities. For the Group as a whole, the respective figure increased from 79% to 85%.

The improvement in capacity utilization was led by Group regions Africa Middle East and Asia Pacific with increases of 7.7 and 7.4 percentage points respectively.

In Group region Africa Middle East, the improvement in capacity utilization was mainly achieved thanks to rising cement sales in Lebanon and Morocco. The construction of a new cement mill in Ras El Ma, Morocco, in 2003 and the commissioning of additional silo facilities, including state-of-the-art packaging lines, made it possible to close down the less efficient grinding facility in Doukkarat. A further sharp rise in demand also led to an improvement in capacity utilization in South Africa. At the Dudfield plant in South Africa it was possible to expand the production base and optimize operational efficiency, which led to an improvement in capacity utilization. The measures referred to had an impact on a full financial year for the first time.

The increase in Group region Asia Pacific is mainly attributable to efficiency enhancements and higher cement sales in the individual countries.

Committed to a strong rating

Holcim Ltd's current credit rating by Standard & Poor's is "BBB+" for the long-term and "A-2" for the short-term. In response to the takeover of Aggregate Industries announced on January 20, 2005 and the entry into the Indian market, Standard & Poor's has placed Holcim on "CreditWatch" status with negative implications. Holcim still places great importance on having a strong rating. Following these transactions, the Group aims to re-achieve its main financial targets by the end of 2006 at the latest.

The table below shows Holcim's main financial achievements for the financial year 2004.

Financial ratios	2004	2003	Holcim target
Funds from operations[1] / net financial debt	38.1%	28.6%	> 25%
Gearing	63.6%	87.4%	80–100%
EBITDA net interest coverage	7.2×	6.8×	> 5×
EBIT net interest coverage	4.3×	3.9×	> 3×

[1] Net income before minority interests and depreciation and amortization.

Performance-related profit-sharing based on value enhancement within the Group

In recent years, Holcim has systematically focused on value enhancement, introducing instruments which measure performance in the Group and enable its management personnel to participate directly in the targets set. The twin pillars on which this concept is founded are the targets for the operating EBITDA margin and Holcim Value Added (HVA). HVA is an indicator derived from the difference between earnings before interest and tax (EBIT) and standard capital costs (capital invested multiplied by imputed interest rates).

Since last year the annual budgeted changes in HVA and the operating EBITDA margin are the financial targets which have formed a key part of the performance-related remuneration of the top 250 executive personnel Group-wide.

These financial targets provide the basis for calculating the performance-related bonus which is paid partly in the form of Holcim registered shares which are subject to a three-year restriction period. Our aim with this program is to achieve a uniform focus on the common target of a sustainable increase in the Group's performance and value.

Key factors influencing the 2004 financial statements

Sales growth and profitability accelerated by internal growth

Net sales increased by CHF 615 million to CHF 13,215 million, the bulk of the increase (7.2% or CHF 908 million) being attributable to internal growth. Operating profit advanced by CHF 326 million or 16.9% to CHF 2,251 million. The gratifying improvement in profitability was attributable first and foremost to the particularly high level of internal growth totaling CHF 388 million or 20.2%.

Change in the scope of consolidation increased net sales by CHF 99 million and operating profit by CHF 20 million. Currency translation effects reduced net sales by CHF 392 million and operating profit by CHF 82 million. This is mainly due to the weaker US dollar, which decreased by 7.5% against the Swiss franc.

Effect of currencies and inflation on operations

The Group operates in more than 70 countries and generates a predominate part of its results in currencies other than the Swiss franc. Only about 5% of net sales are generated in Swiss francs. Statements of income and cash flow statements in foreign currencies are translated at the average exchange rate for the year, whereas the balance sheet is translated at year-end exchange rates.

In order to reduce the effects of inflation and currency devaluation, Group companies in a number of developing countries and emerging markets used one of the world's major currencies, usually the US dollar, for reporting purposes.

Compared with the previous year, the average exchange rate value of the US dollar against the Swiss franc weakened by 7.5% to 1.24 (2003: 1.34). At a rate of 1.54 (2003: 1.52), the Euro was slightly stronger (+1.3%) and therefore proved much more stable than the US dollar. An overview of the movements of the most important Group currencies against the Swiss franc can be found in the Notes to the Consolidated Financial Statements on page 111.

An analysis of the results that were achieved therefore calls for a differentiated approach that excludes the effects of significant currency movements. The following comments illustrate the impact of these currency fluctuations on the key items of the consolidated statement of income and on cash flow from operating activities.

	2004	2003	±%	±% in local currency
Million CHF				
Net sales	13,215	12,600	+4.9	+8.0
Operating profit	2,251	1,925	+16.9	+21.2
Net income after minority interests	914	686	+33.2	+37.8
Cash flow from operating activities	2,622	2,619	+0.1	+3.3

The once again impressive increase in operating profit and cash flow, particularly in local currencies, is the result of the corporate strategy being systematically implemented in recent years, coupled with the measures taken to improve efficiency. The negative exchange rate fluctuations of 2004 are reflected less significantly in the balance sheet positions than in the income statement. As at the balance sheet date, the US dollar and the Euro had declined by 8.1% and 0.6% respectively against the Swiss franc. Currency movements negatively impacted shareholders equity by CHF 537 million, lowered minority interests by CHF 49 million and net financial debt by CHF 419 million.

	2004	2003	±%	±% in local currency
Million CHF				
Shareholders' equity including minority interests	10,708	9,499	+12.7	+18.9
Net financial debt	6,810	8,299	−17.9	−12.9
Gearing	63.6%	87.4%		

Sensitivity analyses of currency effects in USD and EUR

As explained, the changes in the value of the US dollar and the Euro had significant implications on the consolidated financial statements. The currency effect of the US dollar and the Euro on the most important key figures of the consolidated financial statements and cash flow from operating activities is presented on the basis of the following sensitivity analyses.

A hypothetical decline in the US dollar in relation to the Swiss franc of one centime or 0.81% has a negative effect on net sales and operating profit of CHF 37 million and CHF 7 million respectively. Net income after minority interests and cash flow from operating activities are reduced by CHF 3 million and CHF 9 million, respectively.

The same hypothetical decline in the Euro by one centime or 0.65% has a negative effect on net sales and operating profit of CHF 24 million and CHF 2 million, respectively. Net income after minority interests and cash flow from operating activities are reduced by CHF 1 million and CHF 5 million, respectively.

Financial ratios in USD	USD/CHF at 1.24	USD/CHF at 1.23	± in million CHF
Million CHF			
Net sales	13,215	13,178	−37
Operating profit	2,251	2,244	−7
Net income after minority interests	914	911	−3
Cash flow from operating activities	2,622	2,613	−9

Financial ratios in EUR	EUR/CHF at 1.54	EUR/CHF at 1.53	± in million CHF
Million CHF			
Net sales	13,215	13,191	−24
Operating profit	2,251	2,249	−2
Net income after minority interests	914	913	−1
Cash flow from operating activities	2,622	2,617	−5

Changes in the scope of consolidation and increase in shareholdings

Holcim will steadily continue to expand in various markets and focus on its core businesses. 2004 saw further expansion of the group of consolidated companies, as well as increases in the size of shareholdings in individual Group companies.

In Europe, Rohrbach Zement in Southern Germany has been fully consolidated since January 1, 2004. The plant in Dottern-hausen has an annual capacity of 0.6 million tonnes of cement and 0.3 million tonnes of specialist binding agents. In May 2004 the cement plant Pleven in Bulgaria was acquired and integrated into the Group. The transaction has enabled Holcim to expand its market presence in Bulgaria decisively. Alpha Cement in Russia, which was consolidated on December 31, 2003, has been included in the consolidated income statement over the full year for the first time.

In Mexico, Holcim increased its stake in Holcim Apasco to 100% with a view to taking advantage of the potential regional and financial integration with the rest of the Group.

In Thailand, Siam City Cement has acquired 12.5 million of its own shares under a share buyback program, increasing Holcim's consolidated shareholding in this Group company to 35.7%.

In the reporting period, Philippine-based Cemco Holdings, in which Holcim holds a substantial stake, acquired Union Cement Holdings shares held directly and indirectly by the Phinma Group. This was the final step in a complex transaction related to the merger of our two Philippine Group companies and increased Holcim's economic stake in Holcim (Philippines) Inc. to almost two-thirds.

In August 2004, Holcim US wound up the Holnam Texas Limited Partnership and bought out the partners in this company. The Midlothian plant is now fully owned by Holcim US.

Shortly before the year-end, Holcim acquired a majority holding in Cemento de El Salvador. The company, which was included in the consolidated financial statements for the first time as of December 31, 2004, did not yet have any effect on the consolidated statement of income. The full consolidation took place in the context of achieving the control as per December 2004. Cemento de El Salvador owns two cement plants in the northern part of El Salvador with a total annual installed capacity of 1.7 million tonnes of cement. With this transaction Holcim has taken a step towards strategically strengthening and increasing efficiency of its network of positions in Central America.

The following table shows the effects of changes in the scope of consolidation on net sales, operating profit und cash flow from operating activities.

		2004	2003	±	± due to changes in the scope of consolidation
Million CHF					
Sales of cement and clinker	million t	102.1	94.3	+7.8	+4.1
Net sales	million CHF	13,215	12,600	+615	+99
Operating profit	million CHF	2,251	1,925	+326	+20
Cash flow from operating activities	million CHF	2,622	2,619	+3	+24

Consolidated statement of income

Statement of Income of Group Holcim					
	2004	in % of net sales	2003	in % of net sales	±%
Million CHF					
Net sales	**13,215**	**100.0**	**12,600**	**100.0**	**+4.9**
Production cost of goods sold	(6,617)	(50.1)	(6,564)	(52.1)	–0.8
Gross profit	**6,598**	**49.9**	**6,036**	**47.9**	**+9.3**
Distribution and selling expenses	(2,980)	(22.6)	(2,793)	(22.2)	–6.7
Administration expenses	(1,050)	(7.9)	(1,016)	(8.1)	–3.3
Other depreciation and amortization	(317)	(2.4)	(302)	(2.4)	–5.0
Operating profit	**2,251**	**17.0**	**1,925**	**15.3**	**+16.9**
Other (expenses) income net	(76)	(0.5)	12	0.1	–733.3
EBIT	**2,175**	**16.5**	**1,937**	**15.4**	**+12.3**
Financial expenses net	(512)	(3.9)	(495)	(3.9)	–3.4
Net income before taxes	**1,663**	**12.6**	**1,442**	**11.4**	**+15.3**
Income taxes	(510)	(3.9)	(510)	(4.0)	–
Net income before minority interests	**1,153**	**8.7**	**932**	**7.4**	**+23.7**
Minority interests	(239)	(1.8)	(246)	(2.0)	+2.8
Net income after minority interests	**914**	**6.9**	**686**	**5.4**	**+33.2**

Cement capacity

Cement capacity increased by a total of 8.9 million tonnes or 6.1% to 154.1 million tonnes in financial year 2004. The first-time consolidation of Cemento de El Salvador led to a rise of 1.7 million tonnes. In Europe, new consolidations of Rohrbach Zement in Southern Germany (0.6 million tonnes) and of the plant Pleven in Bulgaria (0.7 million tonnes) as well as the commissioning of a new mill in the plant Alesd in Romania (1.0 million tonnes) resulted in an increase in capacity. This financial year also saw the commissioning of the Thi Vai grinding facility in Vietnam, which has an annual capacity of 1.3 million tonnes. The closure of the Geisingen cement plant in Southern Germany reduced capacity by around 0.6 million tonnes.

Sales volumes

During the year, sales volumes increased significantly in all three core businesses (cement, aggregates and ready-mix concrete). Aggregates recorded the biggest increase, with an 8.7% rise to 104.2 million tonnes. Cement deliveries advanced by 8.3% to 102.1 million tonnes and ready-mixed concrete deliveries increased by 8.5% to 29.3 million m^3. Volumes were significantly affected by the newly consolidated companies in Group region Europe, which alone accounted for 4.2% of the increase in cement sales. Newly acquired quarries in the Canadian province of Ontario led to a 2.6% increase in sales in aggregates.

The 4.9% increase in net sales to CHF 13,215 million is primarily attributable to 7.2% internal growth. However, this increase was reduced by a negative currency effect of 3.1%. Changes in the scope of consolidation account for 0.8%. Strong demand for cement resulted in higher sales in Group regions Africa Middle East (22.2%) and Asia Pacific (15%). North America posted 8.9% internal growth thanks to continuing strong construction activity.

In terms of product segments, the segment cement/clinker accounted for 69.6% of net sales, while aggregates/concrete and other products/services accounted for 25.8% and 4.6%, respectively.

Net Sales per Group Region

	2004	2003	±%	±% in local currency	±% internal growth
Million CHF					
Europe	4,744	4,441	+6.8	+5.7	+4.9
North America	2,630	2,507	+4.9	+9.9	+8.9
Latin America	2,785	2,842	−2.0	+5.9	+5.5
Africa Middle East	1,540	1,280	+20.3	+23.4	+22.2
Asia Pacific	1,945	1,760	+10.5	+15.6	+15.0
Corporate/Eliminations	(429)	(230)			
Holcim Group	**13,215**	**12,600**	**+4.9**	**+8.0**	**+7.2**

Gross profit

In 2004, the gross profit margin improved by 2 percentage points to 49.9% of net sales. Despite a marked increase in cost pressure because of higher energy prices, improved utilization of production facilities and further cost-cutting measures led to an overall positive result. The US dollar's devaluation against the Swiss franc also had a negative impact on gross profit.

Net Sales, Production Cost of Goods Sold, Gross Profit

	2004	in % of net sales	2003	in % of net sales	±%	±% in local currency
Million CHF						
Net sales	**13,215**	**100.0**	**12,600**	**100.0**	**+4.9**	**+8.0**
Material expenses	(1,673)	(12.7)	(1,562)	(12.4)	−7.1	−9.1
Fuel expenses	(549)	(4.2)	(493)	(3.9)	−11.4	−17.0
Electricity expenses	(715)	(5.4)	(659)	(5.2)	−8.5	−13.1
Personnel expenses	(1,100)	(8.3)	(1,063)	(8.4)	−3.5	−5.3
Depreciation	(811)	(6.1)	(875)	(6.9)	+7.3	+3.7
Other production expenses[1]	(1,769)	(13.4)	(1,912)	(15.2)	+7.5	+4.7
Production cost of goods sold	**(6,617)**	**(50.1)**	**(6,564)**	**(52.1)**	**−0.8**	**−3.7**
Gross profit	**6,598**	**49.9**	**6,036**	**47.9**	**+9.3**	**+12.6**

[1] Including change in inventory.

The operating EBITDA margin increased by 0.9 percentage point from 26.3% to 27.2%. Excluding the negative currency effect the margin would have come to 27.3%.

In addition to lower production expenses, the Group also achieved a further 0.2 percentage point reduction in administrative expenses in relation to net sales. Efficiency-boosting measures also had an impact, including in particular the Shared Service Centers introduced for individual Group regions.

The most significant contributions to the improvement in margins came from Group regions North America and Europe, which increased their regional operating EBITDA margins by 1.6 and 1.4 percentage points respectively. While rising prices and higher sales volumes enabled North America to report a better operating EBITDA margin, Europe's improved results were attributable in particular to strong growth in eastern and southeastern Europe and good performances in Spain and Italy. The first-time consolidation of the company in Russia had a 0.1 percentage point negative impact on the margin at Group level.

At 37.2%, Latin America's operating EBITDA margin is also the highest for the period under review. However, the 1.5 percentage points decrease compared with the previous year had a 0.4 percentage point negative impact on the Group margin. The decline is mainly attributable to a combination of higher electricity costs as a result of the rise in gas prices and stronger price pressure in Brazil and Mexico.

The regional operating EBITDA margin in Africa Middle East increased by 0.8 percentage point due to the positive effects of higher sales prices and volumes in Egypt and South Africa.

In Group region Asia Pacific increases in volumes and higher sales prices in the Philippines were not sufficient to compensate for the pressure on prices in Thailand and Vietnam.


Operating EBITDA Margin
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
22.6%
24.0%
18.1%
19.7%
38.7%
37.2%
29.1%
29.9%
24.8%
23.2%
26.3%
27.2%
2003
2004
Europe
North America
Latin America
Africa Middle East
Asia Pacific
Holcim Group

	2004	2003	±%	±% in local currency	±% internal growth
Million CHF					
Europe	662	482	+37.3	+36.1	+31.7
North America	325	273	+19.0	+25.6	+24.5
Latin America	723	766	–5.6	+2.3	+2.2
Africa Middle East	370	287	+28.9	+30.0	+29.0
Asia Pacific	219	198	+10.6	+15.2	+20.8
Corporate/Eliminations	(48)	(81)			
Holcim Group	**2,251**	**1,925**	**+16.9**	**+21.2**	**+20.2**

Operating profit

The year under review saw operating profit increase by CHF 326 million (2003: +22) to CHF 2,251 million. The strong 21.2% growth in local currencies was more than enough to offset the 4.3% negative currency influence. At 20.2%, internal growth on the level of operating profit was well above the 8% forecast at the beginning of the year.

As a percentage of net sales, distribution and selling expenses increased to 22.6%. The 0.4 percentage point increase in the expense ratio is mainly attributable to higher energy prices and higher sea freight rates.

As a percentage of net sales, administration expenses were reduced by a further 0.2 percentage point to 7.9%. This decline reflects ongoing measures to optimize costs.

Other depreciation and amortization relate to intangible and other operating assets, including goodwill amortization. Goodwill is subject to regular impairment tests. Value adjustments are stated under this heading in the income statement. There was no percentage change in other depreciation expenses in relation to net sales.

Other (expenses) income

Other (expenses) income comprise the positions dividend and interest income on financial assets, depreciation on non-operating assets and other net income, which includes profits and losses of associated companies, profits and losses from the sale of Group companies and associated companies and non-operating expenses. In overall terms, other expenses were CHF 88 million higher than the figure for the previous year.

Financial expenses net

There was no change in the ratio of financial expenses as a percentage of net sales (3.9%) compared with the previous year which mainly can be explained by the average interest rate of 4.3% on financial liabilities which has remained virtually unchanged (2003: 4.2%). In absolute terms, financial expenses increased by CHF 17 million. The stable and risk-compatible financing established in previous years paid off in 2004.

Income taxes

The effective tax rate was reduced to around 31% in 2004 (2003: 35%). This was mainly due to the lower tax burdens at various Group companies. The Mexican company's improved tax planning opportunities are also reflecting success. The anticipated, long-term Group tax rate remains unchanged at 33%.

Consolidated net income after minorities

Consolidated net income after minorities increased by CHF 228 million (33.2%) to CHF 914 million (2003: 686). In local currencies, consolidated net income increased by 37.8%.
This further increase is mainly attributable to better operating results, lower income taxes and the reduction in minority interests in Mexico and the Philippines.

Earnings per share

Earnings per dividend-bearing registered share increased by 23.1% in the year under review to CHF 4.32. The corresponding cash earnings per share reached CHF 5.95 (2003: 4.96). This increase is all the more gratifying in that the capital increase by mid-2004 led to a roughly 8% increase in the average number of shares on which these calculations are based.

Cash flow, capex and financing activity

Cash flow from operating activities

Cash flow from operating activities increased slightly by CHF 3 million (0.1%) to CHF 2,622 million. The 16.9% improvement in the operating result impacted cash flow positively, while the increase in income taxes paid of CHF 88 million had a negative impact.

Cash Flow from Operating Activities					
	2004	2003	±%	±% in local currency	±% internal growth
Million CHF					
Europe	882	878	+0.5	−0.5	−2.4
North America	396	359	+10.3	+15.7	+14.2
Latin America	702	869	−19.2	−12.7	−12.9
Africa Middle East	351	279	+25.8	+26.6	+26.5
Asia Pacific	281	309	−9.1	−4.9	−4.8
Corporate/Eliminations	10	(75)			
Holcim Group	**2,622**	**2,619**	**+0.1**	**+3.3**	**+2.4**

As the above table shows, Group regions Africa Middle East (25.8%) and North America (10.3%) in particular made key contributions to this welcome development. Excluding negative currency effects, these two Group regions improved their cash flow from operating activities by 26.6% and 15.7% respectively. Group region Africa Middle East particularly benefited from the strong operating result. Latin America recorded a decline of 19.2% or CHF 167 million, followed by Asia Pacific with a decline of 9.1% or CHF 28 million.

In 2004, the cash flow margin decreased to 19.8% (2003: 20.8%). After the previous year's decline, Group region Africa Middle East improved its cash flow margin by 1.0 percentage point to 22.8%. North America also saw its cash flow margin edge 0.8 percentage point higher. By contrast, after strong results in previous years, margins declined in Group regions Latin America (-5.4 percentage points), Asia Pacific (-3.2 percentage points) and Europe (-1.2 percentage points).


Cash Flow from Operating Activities as % of Net Sales
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
19.8%
18.6%
14.3%
15.1%
30.6%
25.2%
21.8%
22.8%
17.6%
14.4%
20.8%
19.8%
2003 2004 2003 2004 2003 2004 2003 2004 2003 2004 2003 2004
Europe
North America
Latin America
Africa Middle East
Asia Pacific
Holcim Group

Investments and divestments

In 2004, cash flow from investing activities increased by 38.5% to CHF 2,402 million (2003: 1,734), most of the higher amount being attributable to the buyout of minority shareholders in Mexico and the Philippines as well as the rise of our stake in El Salvador.

During the financial year 2004, Holcim invested a net CHF 1,123 million (2003: 1,292) in production and other fixed assets, which represents a decrease of 13.1% compared with the previous year. The most important investments included new kiln lines in Slovakia, Costa Rica, and Romania as well as a new grinding facility in Vietnam.

Investments in rationalization, environmental measures and occupational safety in the workplace amounted to CHF 838 million (2003: 915) and therefore remained at the same level as the previous year after adjustment for exchange rate effects.

In connection with the successfully implemented Asset Reduction Program (ARP) in 2002 additional assets were sold during the financial year. The book value of the ARP sales amounted to CHF 654 million (2003: 533), with most transactions taking place in the second half of the year. A major part of this reduction was related to the sale of Cimpor shares (see also information on page 118).

Financing activity

In order to further optimize the financing structure, the share of financial debt held at Group level was increased by 5% to around 74%. The long-term objective is to finance a share of approximately 70% at Group level.


Financing via Group Financial Holdings
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
55%
55%
63%
69%
74%
2000
2001
2002
2003
2004

In 2004, Holcim carried out its financing activities through various capital markets transactions. Of particular importance are the following:

CHF	1,456 million	Capital increase through the issue of 28,740,689 new Holcim Ltd shares
EUR	600 million	4.38% bonds 2004–2014
CHF	419 million	Redemption of the 1% convertible bond of Holcim Overseas Finance Ltd. (1998–2004)

These transactions were for the purpose of refinancing existing debt, extending the average term of financial liabilities and switching from bank loans to capital market transactions.

Consolidated balance sheet

In 2004, consolidated shareholders' equity increased by CHF 1,697 million or 24.8% to CHF 8,530 million. The increase is attributable in particular to the successful capital increase carried out in the first half of 2004. The cash inflow amounting to CHF 1,456 million was used to finance the buyouts of minority interests in Mexico and the Philippines and underpin the financial investments made since the last capital increase with approximately 50% shareholders' equity. This leaves us with a substantially stronger balance sheet. The currency effect on consolidated shareholders' equity was once again negative and amounted to CHF 537 million (2003: -313).

At the end of the financial year, minority interests reached CHF 2,178 million (2003: 2,666), which represents a decrease of CHF 488 million (2003: -201). The decrease is mainly due to the buyouts of minority interests in Mexico and the Philippines. Minority interests decreased by around CHF 49 million as a result of currency translation effects.

Net financial debt decreased further to CHF 6,810 million (2003: 8,299). The 17.9% decrease is essentially due to the capital increase in the first half of 2004 and the currency translation effect of CHF -419 million.

The relationship between net financial debt and shareholders' equity, including minority interests (gearing), improved by 23.8 percentage points to 63.6% at the end of 2004.

In the context of further investments and in view of securing the Group's liquidity, the cash position was increased to CHF 3,770 million (2003: 2,518). Unutilized credit lines amounting to CHF 4,445 million were also available as of December 31, 2004 (see also page 124). This figure also includes in particular new, confirmed credit lines amounting to just under CHF 1 billion at holding company level with maturities of at least five years.

Pension obligations

Most of the pension plans are independent of the company and operated in separate legal entities (foundations). Both employees and employers contribute to these pension funds in order to augment saving balances and cover risks. To cover these pension liabilities, the pension funds generally have their separate assets available. Although the Group has no commitments toward these pension funds other than the defined contributions, the calculated net liability is recorded in the Group balance sheet in accordance with International Financial Reporting Standards (IFRS). Group companies with unfunded pension plans have recorded provisions in their books accordingly.

All pension obligations are reviewed and valued by independent actuaries every one to three years. The pension fund assets are recorded at their fair value. Actuarial gains or losses exceeding the corridor of 10% as defined by IFRS are amortized based on the expected average remaining working lives of the participating employees.

As at December 31, 2004, the net liability from funded and unfunded plans amounted to CHF 280 million (2003: 289). The fair value of the pension funds' assets increased from CHF 1,480 million to CHF 1,514 million.

Group accounting policies
No significant new International Financial Reporting Standards (IFRS) were introduced in financial year 2004.

The aim of the International Accounting Standards Board is to bring about worldwide harmonization of accounting practices. This process of amending, adding to and standardizing worldwide accounting standards will lead to substantial changes in the applicable directives over the course of the next few years. An initial significant series of new regulations was introduced at the beginning of 2005. Holcim is closely monitoring developments in this area and playing an active role in helping to develop future standards through a number of special committees.

Group principles of consolidation

On January 1, 2005, the International Accounting Standards Board put into effect an extensive revision of International Financial Reporting Standards (IFRS). The adoption of these amended and new standards will have a significant impact on the accounting policies for the Holcim Group. In addition to these changes, from January 1, 2005 certain Group companies underwent a change in functional currency which is discussed further below.

Goodwill

As set out in the 2004 quarterly reports, the Group has already applied the new IFRS 3 standard (Business Combinations) together with IAS 36 (Impairment of Assets, revised 2004) and IAS 38 (Intangible Assets, revised 2004) for transactions which took place on or after March 31, 2004. As from January 1, 2005, the three standards referred to above will also apply to transactions which occurred prior to March 31, 2004. Consequently, as from January 1, 2005, goodwill will not be amortized but be subject to an annual impairment test regardless of the date of acquisition. This change will positively impact the 2005 operating results in that periodic amortization of goodwill will no longer be permitted. However, impairment losses could result in future years and this therefore should be taken into account. Given our previous aggressive amortization policy for goodwill, the Group is not expecting any major impairments during the first few years. However, over time impairments are expected to arise owing to the absence of periodic goodwill amortization. This change in IFRS accounting practice will lead to greater volatility in the consolidated income statement.

Remuneration paid in the form of stock options
The introduction of the new IFRS 2 standard will involve changes to accounting practices relating to employee stock participation programs. Until December 31, 2004, provisions for employee stock options were not recognized in the income statement. The introduction of the new IFRS 2 standard will result in the cost of stock options being recognized in the income statement as from January 1, 2005 on. As the Group operates relatively insignificant stock option programs and stock participation schemes (see page 133), it is unlikely that there will be any significant impact on the consolidated income statement.

CO2 emission rights

As a consequence of the ratification of the Kyoto protocol, which has also been approved by the European Union, a cap and trade scheme (which effectively limits the amount of CO2 emissions a company may emit) was introduced in the Member States as of January 1, 2005. In response to these developments, the IFRIC (International Financial Reporting Interpretations Committee) issued accounting rules in December 2004 dealing with the treatment of emission rights for accounting purposes. These accounting rules, if implemented, could create significant artificial distortions in the income statement which would therefore violate the "true and fair view" principle. This has led to the emergence of widespread opposition to the accounting rules in question. The EFRAG (European Financial Reporting Advisory Group) is highly expected to recommend non-endorsement of this particular interpretation to the European Commission. As the interpretation is only applicable for business years commencing on or after March 1, 2005, Holcim is therefore not required to adopt IFRIC 3 in 2005. We are confident that an approach more in line with the underlying economic reality will be found by the international accounting community.

Functional currency

As already mentioned, from January 1, 2005 a new functional currency was adopted for certain Group companies in order to reflect a change in the underlying economic conditions of the countries concerned. Previously Holcim had kept the accounts of certain Group companies operating in countries with high inflation rates or unstable currencies in US dollars or Euros. This principle had provided a correct reflection of the economic conditions and underlying events. As these countries no longer regard the US dollar or the Euro as appropriate for their companies, and with a view of taking full account of the economic content of the underlying events and circumstances, most countries will be therefore abandoning this accounting practice in favor of using the currency of the country in which the Group company is domiciled.

The functional currency is normally the currency in which the company mainly earns and spends its cash flows. The impact of changes in the functional currency need not be presented retrospectively. The companies concerned will convert all balance sheet positions into the new functional currency on the basis of the exchange rate prevailing on the reference date of January 1, 2005. For non-monetary items, the resulting translated amounts will represent their historical cost.

Under the Group guidelines, Group companies should as far as possible be financed in their functional currency. The financing of the companies concerned will, where possible, be changed to the new functional currencies. Financial expenses will be subject to major fluctuations, depending on the trend of the relevant exchange rates. In future, these currency gains and losses and higher interest rates are expected to mean that consolidated net income will exhibit greater volatility.

Events after the balance sheet date

On January 20, 2005, Holcim UK made a friendly takeover and recommended cash offer to the shareholders of Aggregate Industries plc to acquire its entire ordinary share capital for a total amount of approximately GBP 1.8 billion. Aggregate Industries is a major integrated supplier of aggregates, asphalt and ready-mix concrete in the UK and the United States. Holcim UK is offering the ordinary shareholders of Aggregate Industries 138 pence per share. In addition, Aggregate Industries' shareholders will also be entitled to a second interim dividend of 2 pence per share if the offer becomes or is declared unconditional in all respects. A loan note alternative will be made available. As of January 20, 2005, Holcim UK holds 29.9% of the ordinary share capital of Aggregate Industries.

On January 20, 2005, Holcim entered into a strategic alliance with Gujarat Ambuja Cement Ltd to enter the growth market of India. The alliance will be conducted through Ambuja Cement India Ltd (ACIL), in which Holcim will hold 67% after all relevant transactions have been completed. ACIL currently owns 13.8% of The Associated Cement Companies Ltd (ACC) and 94.1% of Ambuja Cement Eastern Ltd (ACEL). The two cement companies have a combined annual cement capacity of about 20.2 million tonnes. As part of the transaction, the Holcim Group acting through ACIL will make a public purchase offer to the shareholders of ACC and ACEL. It will offer ACC shareholders INR 370 per share with the objective of increasing its shareholding up to 50.01% and ACEL shareholders INR 70 per share, subject to the approvals of relevant government authorities in India.

Holcim concluded on January 25, 2005 the sale of treasury shares in the amount of about CHF 430 million.

Outlook

For details regarding the outlook for 2005, please refer to the shareholders' letter on pages 6 to 9.

Million CHF	Notes	2004	2003
Net sales	5	**13,215**	**12,600**
Production cost of goods sold	6	(6,617)	(6,564)
Gross profit		**6,598**	**6,036**
Distribution and selling expenses	7	(2,980)	(2,793)
Administration expenses		(1,050)	(1,016)
Other depreciation and amortization	8	(317)	(302)
Operating profit	9	**2,251**	**1,925**
Other (expenses) income net	10	(76)	12
EBIT[1]		**2,175**	**1,937**
Financial expenses net	11	(512)	(495)
Net income before taxes		**1,663**	**1,442**
Income taxes	12	(510)	(510)
Net income before minority interests		**1,153**	**932**
Minority interests		(239)	(246)
Net income after minority interests		**914**	**686**
CHF			
Earnings per dividend-bearing share	14	4.32	3.51
Fully diluted earnings per share	14	4.28	3.49
Cash earnings per dividend-bearing share[2]	14	5.95	4.96

[1] Earnings before interest and taxes.

[2] Excludes the amortization of goodwill and other intangible assets.

Consolidated Balance Sheet of Group Holcim

Million CHF	Notes	31.12.2004	31.12.2003
Cash and cash equivalents	15	3,730	2,456
Marketable securities		40	62
Accounts receivable	16	2,209	2,161
Inventories	17	1,255	1,175
Prepaid expenses and other current assets		162	174
Total current assets		**7,396**	**6,028**
Financial assets	18	1,162	1,862
Property, plant and equipment	21	13,135	13,294
Intangible and other assets	22	4,012	3,478
Deferred tax assets	29	156	163
Total long-term assets		**18,465**	**18,797**
Total assets		**25,861**	**24,825**
Trade accounts payable	24	1,284	1,245
Current financial liabilities	25	2,709	2,660
Other current liabilities	26	1,357	1,319
Total short-term liabilities		**5,350**	**5,224**
Long-term financial liabilities	27	7,871	8,157
Deferred tax liabilities	29	946	1,021
Long-term provisions	30	986	924
Total long-term liabilities		**9,803**	**10,102**
Total liabilities		**15,153**	**15,326**
Interests of minority shareholders	32	**2,178**	**2,666**
Share capital	33	460	402
Capital surplus		3,995	2,628
Treasury shares	33	(488)	(448)
Reserves		4,563	4,251
Total shareholders' equity		**8,530**	**6,833**
Total liabilities and shareholders' equity		**25,861**	**24,825**

	Share capital	Capital surplus	Treasury shares
Million CHF			
Equity as at January 1, 2003	**402**	**2,628**	**(452)**
Net income after minority interests			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized loss in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			4
Equity as at December 31, 2003	**402**	**2,628**	**(448)**
Equity as at January 1, 2004	**402**	**2,628**	**(448)**
Share capital increase	58	1,398	
Net income after minority interests			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized loss in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			(40)
Repayment of convertible bonds		(31)	
Equity as at December 31, 2004	**460**	**3,995**	**(488)**

Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves	Total shareholders' equity
5,678	**(178)**	**(82)**	**(1,428)**	**3,990**	**6,568**
686				686	686
			(313)	(313)	(313)
	60			60	60
		1		1	1
	9			9	9
		13		13	13
(195)				(195)	(195)
				0	4
6,169	**(109)**	**(68)**	**(1,741)**	**4,251**	**6,833**
6,169	**(109)**	**(68)**	**(1,741)**	**4,251**	**6,833**
				0	1,456
914				914	914
			(537)	(537)	(537)
	18			18	18
		18		18	18
	81			81	81
				0	0
(225)				(225)	(225)
				0	(40)
43				43	12
6,901	**(10)**	**(50)**	**(2,278)**	**4,563**	**8,530**

Million CHF	Notes	2004	2003
Operating profit		**2,251**	**1,925**
Depreciation and amortization of operating assets	8	1,337	1,386
Other non-cash items		173	152
Change in net working capital		(119)	67
Cash generated from operations		**3,642**	**3,530**
Dividends received		72	78
Interest received		47	26
Interest paid		(491)	(458)
Income taxes paid		(622)	(534)
Other expenses		(26)	(23)
Cash flow from operating activities (A)		**2,622**	**2,619**
Purchase of property, plant and equipment	36	(1,206)	(1,405)
Disposal of property, plant and equipment	36	83	113
Purchase of financial assets, intangible and other assets	36	(2,153)	(1,014)
Disposal of financial assets, intangible and other assets	36	874	572
Cash flow used in investing activities (B)		**(2,402)**	**(1,734)**
Dividends paid on ordinary shares		(225)	(195)
Dividends paid to minority shareholders		(150)	(157)
Dividends paid on preference shares		(17)	(16)
Share capital paid-in		1,456	0
Capital paid-in by minority interests		2	26
Movements of treasury shares net		(40)	4
Decrease in current financial liabilities		(181)	(187)
Proceeds from long-term financial liabilities		1,742	2,359
Repayment of long-term financial liabilities		(1,487)	(2,848)
Decrease in marketable securities		20	30
Cash flow from (used in) financing activities (C)		**1,120**	**(984)**
In(De)crease in cash and cash equivalents (A+B+C)		**1,340**	**(99)**
Cash and cash equivalents as at January 1		**2,456**	**2,698**
In(De)crease in cash and cash equivalents		1,340	(99)
Currency translation effects		(66)	(143)
Cash and cash equivalents as at December 31		**3,730**	**2,456**

Basis of preparation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

Adoption of new International Financial Reporting Standards
In 2004, the Group adopted the following new standards in respect of acquisitions for which the agreement date was on or after March 31, 2004:
IFRS 3 Business Combinations
IAS 36 Impairment of Assets (revised 2004)
IAS 38 Intangible Assets (revised 2004)

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and related disclosures at the date of the financial statements. These estimates are based on management's best knowledge of current events and actions that the Group may undertake in the future. However, actual results could differ from those estimates.

Scope of consolidation
The consolidated financial statements comprise those of Holcim Ltd and of its subsidiaries, including joint ventures and associated companies. The list of principal companies is presented in the section "Principal Companies".

Principles of consolidation
Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

All intercompany transactions and balances between Group companies are eliminated.

The Group's interest in jointly controlled entities is consolidated using the proportionate method of consolidation. Under this method, the Group records its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows in the consolidated financial statements on a line-by-line basis. All transactions and balances between the Group and joint ventures are eliminated to the extent of the Group's interest in the joint ventures.

Investments in associated companies are accounted for using the equity method of accounting. These are companies over which the Group generally holds between 20 and 50% of the voting rights and has significant influence but does not exercise control. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has either incurred or guaranteed obligations in respect of the associated company.

Foreign currency translation
Income statements of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and balance sheets are translated at exchange rates ruling on December 31.

Goodwill arising on the acquisition of a foreign entity is treated as a local currency asset of the acquirer and recorded at the exchange rate at the date of the transaction.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

The functional currency is normally the currency of the country in which a Group company is domiciled. However, certain subsidiaries in high inflation countries or companies operating in economies with unstable currency situations consider the USD or the EUR to be the more appropriate measurement currency as it more correctly reflects the economic substance of the underlying events and circumstances relevant to that particular enterprise. As a consequence thereof, the USD or the EUR are used as the functional currency for these specifically affected companies.

Cash and cash equivalents
Cash and cash equivalents are readily convertible into a known amount of cash with original maturities of three months or less. Cash and cash equivalents comprise cash at banks and on hand, deposits held on call with banks, other short-term highly liquid investments and bank overdrafts.

Marketable securities
Marketable securities consist primarily of debt and equity securities which are traded in liquid markets and are classified as available-for-sale. They are carried at fair value with all fair value changes recorded in equity until the financial asset is either impaired or disposed of at which time the cumulative gain or loss previously recognized in equity is transferred to net income for the period.

Accounts receivable

Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful debts based on a review of all outstanding amounts at the year end.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials and additives, direct labor, other direct costs and related production overheads. Cost of inventories includes transfers from equity of gains or losses on qualifying cash flow hedges relating to inventory purchases.

Financial assets

Financial assets consist of (a) investments in associates (b) investments in third parties (c) long-term receivables from associates (d) long-term receivables from third parties and (e) long-term derivative assets. Investments in associates are accounted for using the equity method of accounting (for more details, please refer to "Principles of consolidation"). Investments in third parties are classified as available-for-sale and long-term receivables from associates and third parties are classified as loans originated by the Group. Long-term derivative assets are regarded as held for hedging unless they do not meet the strict hedging criteria under IAS 39 Financial Instruments: Recognition and Measurement, in which case they will be classified as held for trading.

All purchases and sales of investments are recognized on trade date, which is the date that the Group commits to purchase or sell the asset. Purchase cost includes transaction costs. Loans originated by the Group are measured at amortized cost. Available-for-sale investments are carried at fair value, while held-to-maturity investments are carried at amortized cost using the effective interest method. Gains and losses arising from changes in the fair value of available-for-sale investments are included in equity until the financial asset is either impaired or disposed of, at which time the cumulative gain or loss previously recognized in equity is transferred to net profit and loss for the period. Where no reliable information to value investments at equity value or fair value is available, these investments are carried at the lower of cost and net realizable value.

Property, plant and equipment

Property, plant and equipment is valued at acquisition or construction cost less depreciation and impairment loss. Cost includes transfers from equity of any gains or losses on qualifying cash flow hedges. Depreciation is charged so as to write off the cost of property, plant and equipment over their estimated useful lives, using the straight-line method, on the following bases:

Land	No depreciation except on land with raw material reserves
Buildings and installations	20 to 40 years
Machinery	10 to 30 years
Furniture, vehicles and tools	3 to 10 years

Repair and maintenance expenses are usually charged to the income statement but costs incurred are capitalized if one or more of the following conditions are satisfied: the original useful life of the asset is extended, the original production capacity is increased, the quality of the product is materially enhanced or production costs are reduced considerably.

Costs incurred to gain access to mineral reserves are capitalized and depreciated over the life of the quarry, which is based on the estimated tonnes of raw material to be extracted from the reserves.

Interest cost on borrowings to finance construction projects which last longer than one year are capitalized during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed in the period in which they are incurred.

Government grants received are deducted from property, plant and equipment and reduce the depreciation charge accordingly.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired through a finance lease is capitalized at the date of inception of the lease at the present value of the minimum future lease payments. The corresponding lease obligations, excluding finance charges, are included in current or long-term financial liabilities.

For sale and lease-back transactions, the book value of the related property, plant or equipment remains unchanged. Proceeds from a sale are included as a financing liability and the financing costs are allocated over the term of the lease in such a manner that the costs are reported over the relevant periods.

Investment property is property held to earn rental income and for capital appreciation and is valued at acquisition cost less depreciation and impairment loss.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or joint venture at the date of acquisition. Goodwill is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful life as follows:

Cement/Clinker	20 years
Aggregates	10 years
Ready-mix concrete	5 years
Other products/Services	10 years

Shorter useful lives may be used where appropriate but the maximum estimated useful life may not exceed 20 years.

On disposal of a subsidiary, associate or joint venture, the related unamortized goodwill is included in the determination of profit or loss on disposal.

Acquisitions prior to March 31, 2004 were accounted for in accordance with IAS 22 Business Combinations. However, the adoption of IFRS 3 Business Combinations together with IAS 36 Impairment of Assets (revised 2004) and IAS 38 Intangible Assets (revised 2004) resulted in a change in the accounting policy for goodwill with respect to new acquisitions for which the agreement date is on or after March 31, 2004. Consequently, as from March 31, 2004 onwards, all goodwill acquired in a business combination will not be amortized but be subject to an annual impairment test.

Negative goodwill represents the excess of the fair value of the Group's share of identifiable assets and liabilities acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognized in the income statement when the future losses and expenses occur. The remaining negative goodwill is recognized as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognized in income immediately. However, with the adoption of IFRS 3 Business Combinations, all negative goodwill that arises on new acquisitions for which the agreement date is on or after March 31, 2004 is recognized immediately in income at the date of acquisition.

In the event that Holcim acquires a minority interest in a subsidiary, goodwill is measured at cost, which represents the excess of the purchase consideration given over Holcim's additional interest in the book value of the net assets acquired.

Computer software

Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Group and which will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets.

Expenditures which enhance or extend the performance of computer software programs beyond their original specifications are capitalized and added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives, but not exceeding a period of three years.

Other intangible assets

Expenditure on acquired patents, trademarks and licenses is capitalized and amortized using the straight-line method over their estimated useful lives, but not exceeding 20 years.

Impairment of assets

At each balance sheet date, the Group assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit (defined on the basis of geographical location) to which the asset belongs.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognized immediately in the income statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount. However, this increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for that asset or cash generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the income statement.

Long-term financial liabilities

Bank loans acquired and non-convertible bonds issued are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, bank loans and non-convertible bonds are stated at amortized cost using the effective interest method with any difference between proceeds (net of transaction costs) and the redemption value being recognized in the income statement over the term of the borrowings.

Upon issuance of convertible bonds, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is carried as a long-term liability on the amortized cost basis using the effective interest method until extinguishment on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods.

Long-term derivative liabilities are regarded as held for hedging unless they do not meet the strict hedging criteria under IAS 39 Financial Instruments: Recognition and Measurement, in which case they will be classified as held for trading.

Deferred taxes

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates enacted or substantially enacted by the balance sheet date are used to determine the deferred tax expense.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures except where the Group is able to control the distribution of earnings from these respective entities and where dividend payments are not expected to occur in the foreseeable future.

Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is treated accordingly.

Site restoration and other environmental provisions

The Group provides for the costs of restoring a quarry where a legal or constructive obligation exists. The cost of raising a provision necessary before exploitation of the raw materials has commenced is included in property, plant and equipment and depreciated over the life of the quarry. The effect of any adjustments to the provision is recorded through operating costs over the life of the quarry to reflect the best estimate of the expenditure required to settle the obligation at balance sheet date. Where the effect of the time value of money is material, the amount of the provision is discounted based on the enterprise's long-term borrowing rate.

Other provisions

A provision is recognized when there exists a legal or constructive obligation arising from past events and a reliable estimate can be made of the amount that will be required to settle that obligation.

Employee benefits – Defined benefit plans

Some Group companies provide defined benefit pension plans for employees. Professionally qualified independent actuaries value the funds on a regular basis (1 to 3 years). The obligation and costs of pension benefits are determined using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Past service costs are recognized on a straight-line basis over the average period until the amended benefits become vested. Gains or losses on the curtailment or settlement of pension benefits are recognized when the curtailment or settlement occurs. Actuarial gains or losses are amortized based on the expected average remaining working lives of the participating employees. The pension obligation is measured at the present value of estimated future cash flows using a discount rate that is similar to the interest rate on government bonds where the currency and terms of the government bonds are consistent with the currency and estimated terms of the defined benefit obligation. A net pension asset is recorded only to the extent that it does not exceed the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan, and any unrecognized actuarial losses and past service costs.

Employee benefits – Defined contribution plans
In addition to the defined benefit plans described above, some Group companies sponsor defined contribution plans based on local practices and regulations. The Group's contributions to defined contribution plans are charged to the income statement in the period to which the contributions relate.

Employee benefits – Other post employment benefit plans
Other post employment benefits include long-service leave or sabbatical leave, medical aid, jubilee or other long-service benefits, long-term disability benefits and, if they are not payable wholly within twelve months after the year end, profit sharing, bonuses and deferred compensation.

Employee benefits – Equity compensation plans
Share options are granted to employees. If the options are granted at the market price of the shares on the date of grant and are exercisable at that price, no compensation expense is recognized. If the options are granted at a discount on the market price, a compensation expense is recognized in the income statement based on that discount. When the share options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium, respectively.

Revenue recognition
Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognized net of sales taxes and discounts when delivery has taken place and the transfer of risks and rewards of ownership has been completed.

Interest is recognized on a time proportion basis that reflects the effective yield on the asset. Dividends are recognized when the shareholder's right to receive payment is established.

Contingent liabilities
Contingent liabilities arise from conditions or situations where the outcome depends on future events. They are disclosed in the notes to the financial statements.

Financial instruments
Information about accounting for derivative financial instruments and hedging activities is included in the section "Financial Risk Management".

Financial risk factors – General risk management approach
The Group's activities expose it to a variety of financial risks, including the effect of changes in debt structure and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain exposures. Therefore, the Group does not enter into derivative or other financial transactions which are unrelated to its operating business. As such, a risk-averse approach is pursued.

Financial risk management within the Group is governed by policies approved by Group management. It provides principles for overall risk management, as well as policies covering specific areas such as interest rate risk, foreign exchange risk, counterparty risk, use of derivative financial instruments and investing excess liquidity.

Financial risk factors – Market risk

Holcim is exposed to market risk, primarily relating to foreign exchange and interest rate risk. Management actively monitors these exposures. To manage the volatility relating to these exposures, Holcim enters into a variety of derivative financial instruments. The Group's objective is to reduce, where appropriate, fluctuations in earnings and cash flows associated with changes in foreign exchange and interest rate risk. In the case of liquid funds, it writes call options on assets it has or it writes put options on positions it wants to acquire and has the liquidity to acquire. Holcim, therefore, expects that any loss in value of those instruments generally would be offset by increases in the value of the underlying transactions.

Financial risk factors – Liquidity risk

Group companies need a sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash surpluses and the raising of loans to cover cash deficits, subject to guidance by the Group and, in certain cases, for approval at Group level.

The Group maintains sufficient reserves of cash, unused credit lines and readily realizable marketable securities to meet its liquidity requirements at all times. In addition, the strong international creditworthiness of the Group allows it to make efficient use of international financial markets for financing purposes.

Financial risk factors – Interest rate risk
The Group is exposed to fluctuations in financing costs and market value movements of its debt portfolio related to changes in market interest rates. Given the Group's substantial net borrowing position, interest rate exposure is mainly addressed through the steering of the fixed/floating ratio of net debt. To manage this mix, Holcim may enter into interest rate swap agreements, in which it exchanges periodic payments, based on notional amounts and agreed-upon fixed and variable interest rates.

Financial risk factors – Foreign exchange risk

The Group operates internationally and therefore is exposed to foreign exchange risks arising from various currency exposures in currencies from Europe, North and Latin America, Africa Middle East and Asia Pacific.

The translation of local balance sheets and statements of income into the Group reporting currency leads to currency translation effects which the Group does not actively hedge in the financial markets. However, the translation risk is largely mitigated by corresponding financing in foreign currencies.

Due to the local nature of the cement business, transaction risk is limited. However, for many Group companies, income will be primarily in local currency whereas debt servicing and a significant amount of capital expenditures may be in foreign currencies. As a consequence thereof, subsidiaries may enter into derivative contracts which are designated as either cash flow hedges or fair value hedges, as appropriate, but which does not include the hedging of forecasted transactions as it is not considered economical.

Financial risk factors – Equities and securities risk

In general, the Group does not hold or acquire any shares or options on shares or other equity products, which are not directly related to the business of the Group.

Financial risk factors – Credit risk

Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk the Group periodically assesses the financial reliability of customers.

Credit risks, or the risk of counterparties defaulting, are constantly monitored. Counterparties to financial instruments consist of a large number of major financial institutions. The Group does not expect any counterparties to fail to meet their obligations, given their high credit ratings. In addition, Holcim has no significant concentration of credit risk with any single counterparty or group of counterparties.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured to fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either (a) a hedge of the fair value of a recognized asset or liability (fair value hedge) or (b) a hedge of a particular risk associated with a recognized asset or liability, such as future interest payments on floating rate debt (cash flow hedge) or (c) a hedge of a firm commitment (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity. Where the firm commitment results in the recognition of an asset, for example, property, plant and equipment, or a liability, the gains or losses previously deferred in equity are transferred from equity and included in the initial measurement of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the cash flows, such as interest payments, or hedged firm commitments, affect the income statement.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, may not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

When a hedging instrument is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed transaction ultimately is recognized in the income statement. However, if a committed transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. In the case of a fair value hedge, however, the adjustment to the carrying amount of the hedged item is amortized to net profit or loss from the moment it ceases to be adjusted for in changes to fair value, with it being fully amortized by maturity date.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 20 and 28. Movements in the cash flow hedging reserve and available-for-sale equity reserve are shown in the statement of changes in consolidated equity of Group Holcim.

Fair value estimation

The fair value of publicly traded derivatives and available-for-sale assets is generally based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair values for the remaining financial instruments.

The amortized cost for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

The scope of consolidation has been affected mainly by the following additions and disposals made during 2004 and 2003:

Newly included in 2004	**Effective as at**
Southern Germany: Rohrbach Zement & Co. KG	January 1, 2004
El Salvador: Cemento de El Salvador S.A. de C.V.	December 31, 2004
Newly included in 2003	**Effective as at**
Spain: Cementos Hispania S.A.	January 1, 2003
Australia: Cement Australia Pty Ltd (50%)	June 1, 2003
Russia: Alpha Cement J.S.C.	December 31, 2003
Disposed of in 2004	**Effective as at**
Thailand: Royal Porcelain Public Company Limited	December 30, 2004
Disposed of in 2003	**Effective as at**
Sri Lanka: Lanka Quarries	May 30, 2003
Australia: Excel	June 2, 2003
Switzerland: Eternit AG	November 10, 2003

In January 2004, the German competition authorities approved the acquisition of Rohrbach Zement & Co. KG in Southern Germany. Its plant in Dotternhausen has an annual installed capacity of 0.6 million tonnes of cement and a further 0.3 million tonnes of special binding agents. The entity was fully consolidated from January 1, 2004.

Holcim has held a 20.3% participation in Cemento de El Salvador S.A. de C.V. since 1998. In December 2004, Holcim increased its stake to 50.0% following the acquisition of additional share packages for USD 150 million. The company was fully consolidated from December 31, 2004. Previously, the entity was accounted for as an associated company.

On January 23, 2004, Holcim announced a public purchase offer to all minority shareholders of Holcim Apasco S.A. de C.V. (Mexico). On March 12, 2004, a total of 57.9 million shares were tendered resulting in a total purchase price of USD 591 million. As a result, the Group held 93.4% of Holcim Apasco as of March 31, 2004. Subsequent to the public purchase offer, additional shares have been tendered, which resulted in a new ownership rate of 100% as of December 31, 2004.

Under a share repurchase scheme, Siam City Cement (Public) Company Limited (Thailand) repurchased 12.5 million own shares. As a result of this transaction, Holcim's ownership in the proportionately consolidated entity increased to 35.7%.

On August 12, 2004, Cemco Holdings Inc., Philippines, of which Holcim is a substantial shareholder, increased its stake in Union Cement Holdings to 60% at a cost of USD 214 million. As a result, Holcim's economic interest in Holcim (Philippines) Inc. increased to 65.9%.

At the beginning of August 2004, Holcim US wound up the Holnam Texas Limited Partnership and bought out its partners in this company. The Midlothian plant is now fully owned by Holcim US.

Early 2003, Spain's antitrust authorities approved the takeover of nearly 100% of Cementos Hispania S.A. by the Group for a purchase price of EUR 190 million. The new company with its cement plant at Yeles has been fully consolidated from January 1, 2003 being the date that management control came into effect.

Holcim's Group company Queensland Cement Ltd has been merged with Australian Cement Holdings Ltd to form a new company, Cement Australia Pty Ltd. Cement Australia is owned 50% by Holcim, 25% by Hanson (UK-based ready-mix and aggregates company) and 25% by Rinker (Australian and US heavy construction materials group). According to the agreements underlying the transaction, the owners exercise joint control over the company. As a result, Cement Australia has been proportionately consolidated as from June 1, 2003 to reflect the 50% stake in the new entity.

In December 2003, Holcim increased its minority shareholding in Alpha Cement J.S.C. (Russia) through the purchase of additional share packages to 68.8%. As a result, the company has been fully consolidated effective December 31, 2003. Previously, the entity was accounted for as an associated company.

To further focus on the core business Holcim disposed of various entities, which include: Royal Porcelain Public Company Limited (Thailand) on December 30, 2004, Lanka Quarries (Sri Lanka) on May 30, 2003, Excel's aggregates and ready-mix concrete business (Australia) on June 2, 2003 and Eternit AG (Switzerland) on November 10, 2003.

An overview of the subsidiaries, joint ventures and associated companies is included in section "Principal Companies" on pages 139 to 141.

2 Foreign Currencies

The following table summarizes the principal exchange rates that have been used for translation purposes.

	Statement of income Average exchange rate in CHF			Balance sheet Year-end exchange rate in CHF		
	2004	2003	±%	2004	2003	±%
1 EUR	1.54	1.52	+1.3	1.55	1.56	–0.6
1 USD	1.24	1.34	–7.5	1.14	1.24	–8.1
1 CAD	0.95	0.96	–1.0	0.95	0.96	–1.0
100 MXN	10.99	12.44	–11.7	10.20	11.01	–7.4
100 EGP	19.99	22.86	–12.6	18.73	20.00	–6.4
1 ZAR	0.19	0.18	+5.6	0.21	0.19	+10.5
100 PHP	2.22	2.48	–10.5	2.03	2.23	–9.0
100 THB	3.09	3.24	–4.6	2.93	3.12	–6.1
1 AUD	0.91	0.88	+3.4	0.89	0.93	–4.3
1 NZD	0.82	0.78	+5.1	0.82	0.81	+1.2

3 Adoption of New International Financial Reporting Standards

In 2004 the Group adopted IFRS 3 Business Combinations, together with IAS 36 Impairment of Assets (revised 2004) and IAS 38 Intangible Assets (revised 2004) in respect of acquisitions for which the agreement date was on or after March 31, 2004. The Group's accounting policies in respect of these new standards are dealt with in the "Accounting Policies" section of this report. The principle effect of the adoption of these standards has been that all goodwill which is acquired on or after March 31, 2004 is no longer amortized. Instead, it is assessed annually for impairment.

Information by region	Europe		North America		Latin America	
	2004	2003	2004	2003	2004	2003
Statement of income, balance sheet and cash flow statement						
Million CHF						
Net sales	4,744	4,441	2,630	2,507	2,785	2,842
Operating EBITDA	1,138	1,004	518	453	1,037	1,100
Operating EBITDA margin in %	24.0	22.6	19.7	18.1	37.2	38.7
Depreciation and amortization of operating assets	(476)	(522)	(193)	(180)	(314)	(334)
Operating profit	662	482	325	273	723	766
Operating profit margin in %	14.0	10.9	12.4	10.9	26.0	27.0
Depreciation and amortization of non-operating assets	(26)	11	(31)	(38)	(13)	(21)
Other (expenses) income net	5	13	(24)	(29)	(56)	(6)
EBITDA	1,169	1,006	525	462	994	1,115
Net operating assets	5,211	4,898	2,309	2,362	4,195	3,820
Total assets	10,659	8,982	3,110	3,237	6,054	5,393
Total liabilities	5,780	5,706	1,857	1,894	2,099	1,893
Cash flow from operating activities	882	878	396	359	702	869
Cash flow margin in %	18.6	19.8	15.1	14.3	25.2	30.6
Cash flow used in investing activities	(2,046)	(629)	(330)	(274)	(558)	(299)
Impairment loss	(8)	(5)	0	0	(1)	(5)
Capacity and sales						
Million t						
Annual production capacity cement	45.3	44.0	22.0	21.3	34.5	31.0
Sales of cement and clinker	30.8	26.5	17.5	17.2	20.6	19.3
Sales of aggregates	57.8	54.9	21.2	17.1	12.1	11.5
Million m^3						
Sales of ready-mix concrete	13.7	13.1	2.5	2.5	8.2	7.6
Personnel						
Number of personnel	14,980	15,365	5,249	5,236	10,676	10,278

Information by product	Cement/Clinker	
	2004	2003
Statement of income, balance sheet and cash flow statement		
Million CHF		
Net sales	9,887	9,354
Operating profit	2,112	1,797
Net operating assets	14,153	13,416
Cash flow used in investing activities	(2,403)	(1,580)
Personnel		
Number of personnel	33,123	32,888

Africa Middle East		Asia Pacific		Corporate/Eliminations		Total Group	
2004	2003	2004	2003	2004	2003	2004	2003
1,540	1,280	1,945	1,760	(429)	(230)	13,215	12,600
460	373	451	437	(16)	(56)	3,588	3,311
29.9	29.1	23.2	24.8			27.2	26.3
(90)	(86)	(232)	(239)	(32)	(25)	(1,337)	(1,386)
370	287	219	198	(48)	(81)	2,251	1,925
24.0	22.4	11.3	11.3			17.0	15.3
0	(1)	(15)	(3)	(22)	(8)	(107)	(60)
11	3	(4)	1	(8)	30	(76)	12
471	377	462	441	(2)	(18)	3,619	3,383
1,038	1,009	3,332	3,386	116	167	16,201	15,642
1,789	1,745	4,004	4,103	245	1,365	25,861	24,825
737	766	1,923	2,167	2,757	2,900	15,153	15,326
351	279	281	309	10	(75)	2,622	2,619
22.8	21.8	14.4	17.6			19.8	20.8
(82)	(171)	(138)	(206)	752	(155)	(2,402)	(1,734)
0	(1)	(4)	0	0	0	(13)	(11)
14.9	12.9	37.4	36.0	0	0	154.1	145.2
14.0	12.8	25.8	23.2	(6.6)	(4.7)	102.1	94.3
9.0	8.3	4.1	4.1	0	0	104.2	95.9
2.0	1.8	2.9	2.0	0	0	29.3	27.0
4,621	4,472	10,644	12,118	739	751	46,909	48,220

Aggregates/Concrete		Other products/Services		Corporate/Eliminations		Total Group	
2004	2003	2004	2003	2004	2003	2004	2003
3,655	3,413	646	669	(973)	(836)	13,215	12,600
98	91	42	37	(1)	0	2,251	1,925
1,905	2,092	143	134	0	0	16,201	15,642
(298)	(248)	(5)	(14)	304	108	(2,402)	(1,734)
12,400	12,583	1,333	2,712	53	37	46,909	48,220

Million CHF	2004	2003
Volume and price	908	270
Change in structure	99	47
Currency translation effects	(392)	(727)
Total	**615**	**(410)**

Sales to associates amounted to CHF 124 million (2003: 97).

6 Production Cost of Goods Sold

Million CHF	2004	2003
Material expenses	(1,673)	(1,562)
Fuel expenses	(549)	(493)
Electricity expenses	(715)	(659)
Personnel expenses	(1,100)	(1,063)
Depreciation	(811)	(875)
Other production expenses	(1,722)	(1,812)
Change in inventory	(47)	(100)
Total	**(6,617)**	**(6,564)**

7 Distribution and Selling Expenses

Million CHF	2004	2003
Distribution expenses	(2,533)	(2,342)
Selling expenses	(447)	(451)
Total	**(2,980)**	**(2,793)**

8 Summary of Depreciation and Amortization

Million CHF	2004	2003
Production facilities	(811)	(875)
Distribution and sales facilities	(156)	(152)
Administration facilities	(53)	(57)
Depreciation of operating property, plant and equipment	**(1,020)**	**(1,084)**
Amortization of operating goodwill	(260)	(232)
Other depreciation and amortization of operating assets	(57)	(70)
Other operating depreciation and amortization	**(317)**	**(302)**
Total depreciation and amortization of operating assets (A)	**(1,337)**	**(1,386)**
Amortization of non-operating goodwill	(25)	17
Ordinary depreciation of non-operating assets	(48)	(60)
Unusual write-offs	(34)	(17)
Total depreciation and amortization of non-operating assets (B)	**(107)**	**(60)**
Total depreciation and amortization (A+B)	**(1,444)**	**(1,446)**
Of which depreciation of property, plant and equipment	(1,054)	(1,126)

Million CHF	2004	2003
Volume, price and cost	388	151
Change in structure	20	33
Currency translation effects	(82)	(162)
Total	**326**	**22**

10 Other (Expenses) Income Net

Million CHF	2004	2003
Dividends earned	71	80
Financial income (expenses)	7	(8)
Other ordinary (expenses) income net	(47)	0
Depreciation and amortization of non-operating assets	(107)	(60)
Total	**(76)**	**12**

The increase in financial income is mainly due to an impairment loss recognized in 2003 for the Group's investment in Swiss International Air Lines in the amount of CHF 19 million.

Included in other ordinary (expenses) income net are gains and losses on sale of property, plant and equipment, gains and losses on disposal of Group and associated companies, income and losses on investments in associates and non-operating expenses.

In 2004, other ordinary (expenses) income net also include the recognition of a provision of CHF 15 million related to investigations by the Italian antitrust authority regarding market violations in the ready-mix concrete business.

Of which transactions with associates		
Million CHF	2004	2003
Dividends earned	48	48
Financial income	0	5
Share of net income (loss)	9	(6)
Other ordinary (expenses) income net	(1)	2
Amortization of goodwill on investments in associates	(25)	17
Total	**31**	**66**

Million CHF	2004	2003
Financial expenses	(570)	(574)
Interest earned on cash and marketable securities	57	64
Foreign exchange gain net	(7)	0
Financial expenses capitalized	8	15
Total	**(512)**	**(495)**
Of which to associates	(1)	(1)

The average rate of interest of financial liabilities at December 31, 2004 was 4.3% (2003: 4.2%). The slight increase is mainly due to the higher average interest rate of the US dollar (see note 27 for further details). Partially lower foreign exchange rates reduced financial expenses.

Financial expenses capitalized comprise interest expenditures on large-scale projects during the year. Such projects included the construction of a cement plant at Holcim (US) Inc., which was completed during 2003.

12 Income Taxes

Million CHF	2004	2003
Current taxes	(552)	(578)
Deferred taxes	42	68
Total	**(510)**	**(510)**

The Group's effective tax rate differs from the Group's average expected tax rate as follows:

Reconciliation of tax rate		
	2004	2003
Group's average expected tax rate	**33%**	**33%**
Effect of non-deductible or non-taxable items	0%	(1%)
Effect of changes in unrecognized tax losses carryforward net	(2%)	(3%)
Effect of other items including the amortization of goodwill	0%	6%
Group's effective tax rate	**31%**	**35%**

Research and development expenses continue to be limited to the existing product range and to investigating production processes and environmental protection. Basic research costs of CHF 9 million (2003: 12) were charged directly to the consolidated statement of income. No significant costs were incurred for licenses obtained from third parties, nor was any major revenue generated from licenses granted.

14 Earnings per Share

	2004	2003
Basic earnings per dividend-bearing share in CHF	**4.32**	**3.51**
Net profit per income statement (in million CHF)	914	686
Weighted average number of shares outstanding	211,351,439	195,206,265
Fully diluted earnings per share in CHF	**4.28**	**3.49**
Net income used to determine diluted earnings per share (in million CHF)	961	699
Weighted average number of shares for diluted earnings per share	224,352,263	200,081,263
Cash earnings per dividend-bearing share in CHF	**5.95**	**4.96**
Net income used to determine cash earnings per share (in million CHF)[1]	1,257	968
Weighted average number of shares for cash earnings per share	211,351,439	195,206,265

[1] Excludes the amortization of goodwill and other intangible assets (total CHF 343 million).

15 Cash and Cash Equivalents

Cash and cash equivalents are financial instruments that are readily convertible into a known amount of cash with original maturities of three months or less.

16 Accounts Receivable

Million CHF	2004	2003
Accounts receivable – trade	1,752	1,732
Accounts receivable – associates	78	107
Other receivables	538	490
Allowances for doubtful accounts	(159)	(168)
Total	**2,209**	**2,161**
Of which pledged/restricted	11	6

Million CHF	2004	2003
Raw materials and additives	158	149
Semi-finished and finished products	535	512
Fuels	162	113
Parts and supplies	388	391
Unbilled services	12	10
Total	**1,255**	**1,175**

In 2004, the Group recognized inventory write-downs to net realizable value of CHF 21 million (2003: 21).

18 Financial Assets

Million CHF	2004	2003
Financial investments – associates	456	633
Financial investments – third parties	196	545
Long-term receivables – associates	112	176
Long-term receivables – third parties	398	508
Total	**1,162**	**1,862**
Of which pledged/restricted	43	34

Financial assets include long-term derivative assets in the amount of CHF 66 million (2003: 74). Please see note 20 for further details.

As at December 31, 2003, Holcim held 0.6% of Cimpor – Cimentos de Portugal, SA. In 2004, Holcim sold this investment for a total price of EUR 18 million.

During 2001, the Group provided financing to a third party equity investor who acquired 9.5% of the shares of Cimpor – Cimentos de Portugal, SA. The Group then entered into a total return swap agreement with the third party equity investor which resulted in the transaction being classified as a "Financial investment – third parties" as the Group bears part of the economic risk of the said shares.

The total return swap agreement has been terminated by the end of 2004 and the entire share package of 9.5% has been acquired by Holcim. At the same time, Holcim sold 7.7% of the share package, leaving a 1.8% holding in the Portuguese cement producer in Holcim's ownership at December 31, 2004.

19 Financial Assets – Associates

Million CHF	2004	2003
January 1	**633**	**718**
Share of net income (loss)	9	(6)
Dividends earned	(48)	(48)
Net disposals	(129)	(36)
Currency translation effects	(9)	5
December 31	**456**	**633**

20 Derivative Assets

Included in financial assets (note 18) are the following derivative assets with maturities exceeding one year.

Derivative assets				
	2004		2003	
Million CHF	Fair value	Nominal amount	Fair value	Nominal amount
Fair value hedges				
Interest rate	63	1,032	65	547
Currency	0	0	0	0
Cross-currency	0	0	0	0
Total fair value hedges	**63**	**1,032**	**65**	**547**
Cash flow hedges				
Interest rate	1	252	0	16
Currency	0	3	0	0
Cross-currency	0	0	0	0
Total cash flow hedges	**1**	**255**	**0**	**16**
Held for trading				
Interest rate	2	2	9	148
Currency	0	0	0	0
Cross-currency	0	0	0	0
Total held for trading	**2**	**2**	**9**	**148**
Grand total	**66**	**1,289**	**74**	**711**

	Fair value	Fair value
Million CHF	2004	2003
Derivative assets related to fair value hedges have the following maturities:		
Within 1 year	0	0
Within 2 years	5	0
Within 3 years	25	10
Within 4 years	3	30
Within 5 years	0	4
Thereafter	30	21
Total	**63**	**65**
Derivative assets related to cash flow hedges have the following maturities:		
Within 1 year	0	0
Within 2 years	1	0
Within 3 years	0	0
Within 4 years	0	0
Within 5 years	0	0
Thereafter	0	0
Total	**1**	**0**
Held for trading derivative assets have the following maturities:		
Within 1 year	0	0
Within 2 years	0	0
Within 3 years	0	0
Within 4 years	0	0
Within 5 years	0	0
Thereafter	2	9
Total	**2**	**9**
Grand total	**66**	**74**

Certain derivative transactions, while fitting into the general risk management approach of minimizing potential adverse effects of the unpredictability of financial markets, do not qualify for hedge accounting under the specific rules of IAS 39. As such, they have been classified as held for trading.

At cost of acquisition	Land	Buildings, installations	Machines	Furniture, vehicles, tools	Construction in progress	Total 2004	Total 2003
Million CHF							
January 1	**2,294**	**5,839**	**14,685**	**2,351**	**979**	**26,148**	**26,390**
Change in structure	34	154	342	(32)	0	498	(101)
Additions	20	36	112	71	967	1,206	1,405
Disposals	(19)	(62)	(246)	(95)	(2)	(424)	(409)
Transferred from construction in progress	43	256	630	97	(1,026)	0	0
Currency translation effects	(77)	(271)	(724)	(85)	(46)	(1,203)	(1,137)
December 31	**2,295**	**5,952**	**14,799**	**2,307**	**872**	**26,225**	**26,148**
Purchase value of leased property, plant and equipment						153	176
Accumulated depreciation							
January 1	**558**	**2,698**	**7,952**	**1,600**	**46**	**12,854**	**12,584**
Change in structure	(31)	42	94	(55)	(4)	46	(218)
Additions	46	188	619	167	34	1,054	1,126
Disposals	(7)	(50)	(224)	(85)	0	(366)	(318)
Impairment loss (charged to income)	5	5	2	1	0	13	11
Currency translation effects	(11)	(108)	(332)	(60)	0	(511)	(331)
December 31	**560**	**2,775**	**8,111**	**1,568**	**76**	**13,090**	**12,854**
Accumulated depreciation of leased property, plant and equipment						54	55
Net book value as at December 31	**1,735**	**3,177**	**6,688**	**739**	**796**	**13,135**	**13,294**
Net asset value of leased property, plant and equipment						99	121
Of which pledged / restricted	53	318	395	14	1	781	1,018

The net book value of CHF 13,135 million (2003: 13,294) represents 50.1% (2003: 50.8%) of the original cost of all assets. Pledged/restricted assets decreased by CHF 237 million (2003: +27) to CHF 781 million. At December 31, 2004, the fire insurance value of property, plant and equipment amounted to CHF 21,588 million (2003: 23,962). Net gains on sale of property, plant and equipment amounted to CHF 25 million (2003: 24).

Included in the above is investment property with a net book value of CHF 102 million (2003: 137).

At cost of acquisition	Goodwill	Negative goodwill	Goodwill net	Other intangible assets	Total 2004	Total 2003
Million CHF						
January 1	**4,788**	**(258)**	**4,530**	**469**	**4,999**	**4,195**
Additions	796	0	796	30	826	528
Disposals	0	34	34	0	34	(20)
Change in consolidation structure	208	0	208	0	208	302
Currency translation effects	(150)	1	(149)	(5)	(154)	(6)
December 31	**5,642**	**(223)**	**5,419**	**494**	**5,913**	**4,999**
Accumulated amortization						
January 1	**1,742**	**(157)**	**1,585**	**231**	**1,816**	**1,534**
Additions	301	(16)	285	58	343	282
Disposals	0	0	0	0	0	0
December 31	**2,043**	**(173)**	**1,870**	**289**	**2,159**	**1,816**
Net book value as at December 31	**3,599**	**(50)**	**3,549**	**205**	**3,754**	**3,183**
Other assets net					**258**	**295**
Total					**4,012**	**3,478**

The following amounts represent the effect of proportionate consolidated assets, liabilities and sales and results of significant joint ventures disclosed on pages 139 and 140. The amounts are included in the consolidated balance sheet and statement of income.

Balance sheet		
Million CHF	2004	2003
Current assets	292	253
Long-term assets	1,057	1,140
Total assets	**1,349**	**1,393**
Short-term liabilities	131	204
Long-term liabilities	386	351
Total liabilities	**517**	**555**
Net assets	**832**	**838**

Statement of income		
Million CHF	2004	2003
Net sales	**837**	**680**
Operating profit	**216**	**171**
Net income after minority interests	**173**	**112**

24 Trade Accounts Payable

Million CHF	2004	2003
Trade accounts payable – associates	11	8
Trade accounts payable – third parties	1,212	1,167
Advance payments from customers	61	70
Total	**1,284**	**1,245**

25 Current Financial Liabilities

Million CHF	2004	2003
Current financial liabilities – associates	31	16
Current financial liabilities – third parties	1,476	1,624
Current portion of long-term financial liabilities	1,202	1,020
Total	**2,709**	**2,660**

Current financial liabilities include short-term derivative liabilities in the amount of CHF 2 million (2003: 0). Please see note 28 for further details.

Million CHF	2004	2003
Other non interest-bearing liabilities	1,207	1,086
Current tax liabilities	150	233
Total	**1,357**	**1,319**

27 Long-Term Financial Liabilities

Million CHF	2004	2003
Long-term financial liabilities – associates	5	47
Long-term financial liabilities – third parties	7,866	8,110
Total	**7,871**	**8,157**
Of which secured	206	235

Long-term financial liabilities include long-term derivative liabilities in the amount of CHF 76 million (2003: 110). Please see note 28 for further details.

Details of total financial liabilities		
Million CHF	2004	2003
Loans from financial institutions	3,634	4,150
Outstanding bonds and private placements	6,795	6,504
Obligations under finance leases	151	163
Total	**10,580**	**10,817**
Current financial liabilities (note 25)	2,709	2,660
Long-term financial liabilities	7,871	8,157

Unutilized credit lines totaled CHF 4,445 million (2003: 2,757) at year-end 2004, of which CHF 2,043 million are committed.

Total financial liabilities by currency						
Currency			2004			2003
	Million CHF	In %	Interest rate	Million CHF	In %	Interest rate
CHF	1,693	16.0	3.0	2,290	21.2	3.4
EUR	4,045	38.2	3.6	3,270	30.2	3.6
USD	3,293	31.1	4.5	3,689	34.1	4.2
AUD	407	3.8	6.0	382	3.5	5.8
NZD	239	2.3	8.1	255	2.4	6.6
Others	903	8.6	7.3	931	8.6	6.6
Total	**10,580**	**100.0**	**4.3**	**10,817**	**100.0**	**4.2**

Interest rate structure of total financial liabilities		
Million CHF	2004	2003
Financial liabilities at fixed rates	7,245	6,136
Financial liabilities at variable rates	3,335	4,681
Total	**10,580**	**10,817**

Long-term financial liabilities that are hedged effectively to a fixed or floating rate are included in the table above at the hedged rate.

Maturity schedule of long-term financial liabilities		
Million CHF	2004	2003
Within 2 years	1,190	1,280
Within 3 years	927	1,516
Within 4 years	392	592
Within 5 years	728	479
Thereafter	4,634	4,290
Total	**7,871**	**8,157**

Future minimum lease payments		
	Operating leases	Finance leases
Million CHF		
Within 1 year	37	22
Within 2 years	31	57
Within 3 years	26	18
Within 4 years	23	17
Within 5 years	19	16
Thereafter	52	53
Total	**188**	**183**
Interest		(32)
Total finance leases		**151**

Total expenses for operating leases recognized in the consolidated statement of income in 2004 was CHF 49 million (2003: 46).

Outstanding bonds and private placements as at December 31						
Nominal value	Nominal interest rate	Effective interest rate	Term	Remarks	Net book value	Net book value
Million CHF					2004	2003
Holcim Ltd						
CHF 500	4.00%	4.33%	1998–2009	Notes with fixed interest rates	492	491
CHF 500	4.50%	4.50%	2000–2005	Notes with fixed interest rates	500	500
Holcim Capital Corporation Ltd.						
CHF 125	5.13%	2.33%	1995–2005	Notes guaranteed by Holcim Ltd, swapped into USD and floating interest rates at inception	116	126
CHF 150	5.00%	1.98%	1996–2006	Notes guaranteed by Holcim Ltd, swapped into USD and floating interest rates at inception	136	148
CHF 200	3.75%	2.00%	1997–2007	Notes guaranteed by Holcim Ltd, swapped into USD and floating interest rates at inception	154	168
USD 100	6.35%	3.07%	2001–2006	Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception	119	134
USD 149	6.35%	6.42%	2001–2006	Private placement guaranteed by Holcim Ltd	169	184
USD 32	6.60%	2.97%	2001–2008	Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception	39	44
USD 136	6.60%	6.65%	2001–2008	Private placement guaranteed by Holcim Ltd	154	168
USD 150	7.05%	3.27%	2001–2011	Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception	188	206
USD 208	7.05%	7.08%	2001–2011	Private placement guaranteed by Holcim Ltd	236	257
USD 50	7.65%	7.65%	2001–2031	Private placement guaranteed by Holcim Ltd	57	62
USD 35	5.83%	5.85%	2002–2007	Private placement guaranteed by Holcim Ltd	40	43
USD 105	5.93%	5.95%	2002–2009	Private placement guaranteed by Holcim Ltd	119	130
USD 65	6.59%	6.60%	2002–2014	Private placement guaranteed by Holcim Ltd	74	80
USD 100	6.59%	6.59%	2002–2014	Private placement guaranteed by Holcim Ltd	114	124
USD 616	0.00%	5.50%	2002–2017	Convertible bonds guaranteed by Holcim Ltd, redemption price at maturity 100%, 1 bond per USD 1,000 nominal amount will be converted into 10.0255 Holcim Ltd registered shares with a par value of CHF 2 (6,174,355 registered shares in total), initial conversion price CHF 89.13, put option of the bondholders on June 10, 2006, 2008, 2010 and 2014, call option of the issuer on or any time after June 10, 2008, equity component USD 10 million, yield to maturity 4.00%	424	438
Holcim Overseas Finance Ltd.						
CHF 419	1.00%	3.10%	1998–2004	Convertible bonds guaranteed by Holcim Ltd, redemption price at maturity 100%, 1 bond per CHF 5,000 nominal amount will be converted into 58.1395 Holcim Ltd registered shares with a par value of CHF 2 (4,875,000 registered shares in total), initial conversion price CHF 86.00, soft call option of the issuer at 130% of the applicable conversion price, equity component CHF 43 million, yield to maturity 1.00%	–	428
CHF 600	1.00%	4.10%	2002–2012	Convertible bonds guaranteed by Holcim Ltd, redemption price at maturity 116.8%, 1 bond per CHF 5,000 nominal amount will be converted into 56.55725 Holcim Ltd registered shares with a par value of CHF 2 (6,786,870 registered shares in total), initial conversion price CHF 88.41, put options of the bondholders on June 10, 2007 and 2009, call option of the issuer on or any time after June 10, 2007, equity component CHF 37 million, yield to maturity 2.50%	602	584
Subtotal					**3,733**	**4,315**

Outstanding bonds and private placements as at December 31						
Nominal value	Nominal interest rate	Effective interest rate	Term	Remarks	Net book value	Net book value
Million CHF					2004	2003
Subtotal					**3,733**	**4,315**
Holcim Finance (Canada) Inc.						
CAD 105	5.86%	5.89%	2002–2007	Private placement guaranteed by Holcim Ltd	99	100
CAD 10	6.91%	6.92%	2002–2017	Private placement guaranteed by Holcim Ltd	9	10
Holcim Finance (Luxembourg) S.A.						
EUR 450	4.38%	4.48%	2003–2010	Notes guaranteed by Holcim Ltd	693	698
EUR 300	4.38%	3.13%	2003–2010	Notes guaranteed by Holcim Ltd, swapped into floating interest rates at inception	475	459
EUR 50	2.55%	2.57%	2003–2006	Notes guaranteed by Holcim Ltd, floating interest rates	77	78
EUR 600	4.38%	4.45%	2004–2014	Notes guaranteed by Holcim Ltd	922	–
Holcim Finance (Australia) Pty Ltd.						
AUD 150	5.50%	5.83%	2003–2006	Notes guaranteed by Holcim Ltd	133	138
AUD 110	6.15%	6.23%	2003–2006	Notes guaranteed by Holcim Ltd, floating interest rates	98	102
Holcim (US) Inc.						
USD 27	2.00%	2.02%	1984–2009	Industrial revenue bonds – Midlothian	30	33
USD 5	2.05%	2.07%	1996–2031	Industrial revenue bonds – Devil's Slide	6	6
USD 22	2.05%	2.08%	1997–2027	Industrial revenue bonds – South Louisiana Port	25	27
USD 60	6.52%	6.69%	1998–2005	Private placement	68	74
USD 95	6.80%	6.99%	1998–2008	Private placement	108	117
USD 1	2.11%	2.13%	1999–2009	Industrial revenue bonds – Mobile	1	1
USD 15	2.03%	2.10%	1999–2031	Industrial revenue bonds – Midlothian	17	19
USD 67	1.97%	1.99%	1999–2032	Industrial revenue bonds – Mobile Dock & Wharf	76	83
USD 25	2.15%	2.23%	2003–2033	Industrial revenue bonds – Holly Hill	28	30
St. Lawrence Cement Inc.						
USD 18	2.00%	3.22%	2000–2020	Industrial revenue bonds – Canada, swapped into fixed interest rates	20	22
Holcim (Liban) S.A.L.						
USD 76	10.00%	10.25%	1999–2006	Bonds with fixed interest rate	86	94
Egyptian Cement Company S.A.E.[1]						
EGP 585	13.00%	13.65%	2002–2008	Bonds (tranche A), with fixed interest rate payable quarterly and mandatory amortization, prepaid in 2004	–	59
EGP 390	12.00%	12.55%	2002–2008	Bonds (tranche B), with variable interest rate payable quarterly and mandatory amortization, prepaid in 2004	–	39
EGP 500	11.75%	12.56%	2004–2011	Bonds with fixed interest rate	46	–
USD 80	4.27%	4.64%	2004–2011	Bonds with floating interest rate	45	–
Total					**6,795**	**6,504**

[1] Proportionate consolidation.

Included in long-term financial liabilities (note 27) are the following derivative liabilities with maturities exceeding one year; derivative liabilities with maturities of one year or less are included in current financial liabilities (note 25).

Derivative liabilities				
	2004		2003	
	Fair value	Nominal amount	Fair value	Nominal amount
Million CHF				
Fair value hedges				
Interest rate	25	196	36	666
Currency	0	4	0	12
Cross-currency	0	0	0	0
Total fair value hedges	**25**	**200**	**36**	**678**
Cash flow hedges				
Interest rate	53	774	73	693
Currency	0	2	0	2
Cross-currency	0	0	0	0
Total cash flow hedges	**53**	**776**	**73**	**695**
Held for trading				
Interest rate	0	0	1	56
Currency	0	0	0	0
Cross-currency	0	3	0	5
Total held for trading	**0**	**3**	**1**	**61**
Grand total	**78**	**979**	**110**	**1,434**

	Fair value	Fair value
Million CHF	2004	2003
Derivative liabilities related to fair value hedges have the following maturities:		
Within 1 year	0	0
Within 2 years	0	0
Within 3 years	25	0
Within 4 years	0	30
Within 5 years	0	0
Thereafter	0	6
Total	**25**	**36**
Derivative liabilities related to cash flow hedges have the following maturities:		
Within 1 year	2	0
Within 2 years	1	5
Within 3 years	50	6
Within 4 years	0	62
Within 5 years	0	0
Thereafter	0	0
Total	**53**	**73**
Held for trading derivative liabilities have the following maturities:		
Within 1 year	0	0
Within 2 years	0	0
Within 3 years	0	1
Within 4 years	0	0
Within 5 years	0	0
Thereafter	0	0
Total	**0**	**1**
Grand total	**78**	**110**

Certain derivative transactions, while fitting into the general risk management approach of minimizing potential adverse effects of the unpredictability of financial markets, do not qualify for hedge accounting under the specific rules of IAS 39. As such, they have been classified as held for trading.

Million CHF	2004	2003
Deferred taxes by category of temporary differences		
Current assets	1	(4)
Long-term assets	946	1,017
Liabilities	(157)	(155)
Net liability	**790**	**858**
Reflected in the balance sheet as follows:		
Deferred tax assets	156	163
Deferred tax liabilities	946	1,021
Net liability	**790**	**858**

Tax losses carryforward

Million CHF	Loss carry-forwards 2004	Tax effect 2004	Loss carry-forwards 2003	Tax effect 2003
Total tax losses carryforward	**1,289**	**381**	**1,246**	**368**
Of which reflected in deferred taxes	(678)	(209)	(602)	(176)
Total tax losses carryforward not recognized	**611**	**172**	**644**	**192**
Expiring as follows:				
1 year	226	68	55	17
2 years	27	4	235	72
3 years	43	7	2	1
4 years	1	0	222	79
5 years	145	43	81	11
Thereafter	169	50	49	12

Million CHF	Retirement benefit plans	Site restoration and other environmental liabilities	Other provisions	Total 2004	Total 2003
January 1	**292**	**231**	**401**	**924**	**954**
Change in structure	22	29	3	54	(62)
Provisions recognized	71	19	90	180	198
Provisions used during the year	(76)	(7)	(42)	(125)	(136)
Provisions reversed during the year	(7)	(18)	(25)	(50)	(26)
Currency translation effects	(16)	(5)	24	3	(4)
December 31	**286**	**249**	**451**	**986**	**924**

Site restoration and other environmental liabilities represent the Group's legal or constructive obligations of restoring a quarry. The timing of cash outflows of this provision is dependent on the completion of raw material extraction and the commencement of site restoration.

Other provisions comprise legal and constructive obligations, and include CHF 120 million related to the German antitrust investigation set up in 2002. The timing of cash outflows of other provisions is uncertain since it will largely depend upon the outcome of administrative and legal proceedings.

31 Employee Benefits Obligations

Personnel expenses and number of personnel
The Group's total personnel expenses, including social charges, are recognized in the relevant expenditure line by function of the consolidated statement of income, and amounted to CHF 2,481 million (2003: 2,405). As at December 31, 2004, the Group employed 46,909 (2003: 48,220) people.

Defined benefit plans
Some Group companies provide pension plans for their employees which under IFRS are considered as defined benefit pension plans. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent's pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. Benefits are dependent on years of service and the respective employee's compensation and contribution.

A net pension asset is recorded only to the extent that it does not exceed the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan, and any unrecognized actuarial losses and past service costs. As for Swiss plans, Holcim does not consider the net asset to be under its full control and therefore no asset is recorded.

The obligation resulting from the defined benefit pension plans is determined using the projected unit credit method. Unrecognized gains and losses resulting from changes in actuarial assumptions are recognized as income (expense) over the expected average remaining working lives of the participating employees.

Other post-employment benefit plans
The Group operates a number of other post-employment benefit plans. The method of accounting for the liabilities is similar to the one used for defined benefit pension schemes. These plans are not externally funded, but are covered by provisions in the balance sheets of the respective Group companies.

The following table reconciles the funded, partially funded and unfunded status of defined benefit plans and other post-employment benefit plans to the amounts recognized in the balance sheet, including the movement in the balance sheet.

Retirement benefit plans				
	Defined benefit pension plans		Other post-employment benefits	
Million CHF	2004	2003	2004	2003
Present value of funded obligations	**1,706**	**1,693**	**27**	**23**
Fair value of plan assets	(1,503)	(1,475)	(11)	(5)
Plan deficit of funded obligations	**203**	**218**	**16**	**18**
Present value of unfunded obligations	153	140	106	115
Unrecognized actuarial losses	(170)	(162)	(14)	(21)
Unrecognized past service costs	(18)	(20)	(1)	(1)
Unrecognized plan assets	5	2	0	0
Net liability from funded and unfunded plans	**173**	**178**	**107**	**111**
Benefit costs (included in personnel expenses)				
Current service costs	80	82	3	2
Employees' contributions	(16)	(18)	(1)	(1)
Interest expense on obligations	79	86	7	8
Expected return on plan assets	(76)	(89)	0	0
Amortization of actuarial losses	4	5	0	0
Past service costs	(10)	2	0	0
Gains on curtailments and settlements	(1)	(2)	0	0
Limit of asset ceiling	3	2	0	0
Others	(1)	0	0	1
Total	**62**	**68**	**9**	**10**
Net liability as at January 1	**178**	**157**	**111**	**118**
Net expense recognized in the consolidated statement of income	62	68	9	10
Employers' contribution	(65)	(66)	(11)	(8)
Change in structure	21	3	1	6
Currency translation effects	(8)	2	(8)	(7)
Others	(15)	14	5	(8)
Net liability as at December 31	**173**	**178**	**107**	**111**

Principal actuarial assumptions for defined benefit pension plans		
	2004	2003
Discount rate at January 1	4.3%	4.6%
Expected return on plan assets at January 1	5.1%	5.6%
Future salary increases	2.8%	2.9%
Average expected remaining working lives (in years)	8–23	8–23

Principal actuarial assumptions for other post-employment benefits		
	2004	2003
Discount rate at January 1	5.2%	6.1%
Medical cost trend rate	8.8%	5.5%

Reconciliation of retirement benefit plans to the balance sheet		
Million CHF	2004	2003
Net liability arising from defined benefit pension plans	173	178
Net liability arising from other post-employment benefits	107	111
Net liability	**280**	**289**
Reflected in the balance sheet as follows:		
Other assets net (note 22)	6	3
Long-term provisions – retirement benefit plans (note 30)	286	292
Net liability	**280**	**289**

Equity compensation plans

Holcim has established an employee share ownership plan for all employees of Swiss subsidiaries and some executives from Group companies. This plan entitles employees to acquire discounted Holcim shares, which are subject to disposal restrictions. In addition, part of the compensation of key executives is paid in Holcim shares, which are valued at market price and are subject to disposal restrictions. All shares granted under these plans are purchased from the market, and the cost is charged as personnel expenses in the consolidated statement of income. Therefore, no dilution of Holcim shares occurs.

Share option plan

Share options which provide the right to purchase Holcim shares at a set price are granted to management.

Movements in the number of share options outstanding are as follows:

Number[1]	2004	2003
January 1	**436,580**	**310,410**
Granted (individual bonus)	56,306	92,620
Granted (single allocation)	33,550	33,550
Exercised	0	0
Lapsed	0	0
December 31	**526,436**	**436,580**

The above-mentioned share options were granted as follows:

Options granted during 2004

56,306 share options were granted on March 5, 2004 at a set price on that date of CHF 66.36[1] and expire on March 5, 2012. These options cannot be exercised for three years from the date of grant but may be exercised at any time thereafter until the expiry date.

33,550 share options were granted on June 1, 2004 at a set price on that date of CHF 70.16, corresponding to the stock market price of 2002, and expire on June 1, 2016. The options cannot be exercised for nine years from the date of grant but may be exercised at any time thereafter until the expiry date.

[1] Adjusted to reflect former share splits and/or capital increases.

Options granted during 2003

92,620[1] share options were granted on March 12, 2003 at a set price on that date of CHF 36.86[1] and expire on March 12, 2011. These options cannot be exercised for three years from the date of grant but may be exercised at any time thereafter until the expiry date.

33,550[1] share options were granted on January 2, 2003 at a set price on that date of CHF 70.16[1], corresponding to the stock market price of the previous year, and expire on January 2, 2015. The options cannot be exercised for nine years from the date of grant but may be exercised at any time thereafter until the expiry date.

The shares represented by the options granted under this plan are either reserved as part of the company's treasury stock or are purchased from the market.

The terms of the options outstanding at December 31, 2004 and 2003 are as follows:

Grant date	Expiry date	Ratio	Exercise price[1]	Number[1]	Number[1]
				2004	2003
2000	2008	1:1	CHF 69.63	34,650	34,650
2001	2009	1:1	CHF 66.99	39,600	39,600
2002	2010	1:1	CHF 75.66	34,860	34,860
2002	2014	1:1	CHF 70.16	201,300	201,300
2003	2011	1:1	CHF 36.86	92,620	92,620
2003	2015	1:1	CHF 70.16[2]	33,550	33,550
2004	2012	1:1	CHF 66.36	56,306	–
2004	2016	1:1	CHF 70.16[2]	33,550	–
Total				**526,436**	**436,580**

32 Interests of Minority Shareholders

Million CHF	2004	2003
January 1	**2,666**	**2,867**
New minorities assumed	148	7
Buyout of minorities	(653)	(27)
Capital paid-in by minorities	2	26
Dividends to minority shareholders	(159)	(146)
Dividends paid on preference shares	(17)	(16)
Minority interests in income	239	246
Gain on available-for-sale securities net	0	2
Loss on cash flow hedges net	1	0
Currency translation effects	(49)	(293)
December 31	**2,178**	**2,666**

Included in interests of minority shareholders are preference shares which were issued by the Group in 2001 through one of its Group companies (hereafter "Group Company") to an independent third party investor (hereafter "Investor"). The total subscription value of the preference shares was USD 450 million. The Group Company pays a fixed dividend to the Investor. The payment of such dividend is subject to the Group Company distributing dividends on its ordinary shares. The Group has the right but not the obligation to redeem the preference shares held by the Investor at any time.

[1] Adjusted to reflect former shares splits and/or capital increases.

[2] Valued according to the single allocation in 2002.

33 Details of Shares

Number of shares[1]	Registered shares	
December 31	2004	2003
Total outstanding shares	**223,138,768**	**195,225,960**
Treasury shares		
Shares reserved for convertible bonds	2,072,858	2,439,610
Shares reserved for call options	526,436	436,580
Unreserved treasury shares	4,187,456	3,082,679
Total treasury shares	**6,786,750**	**5,958,869**
Total issued shares	**229,925,518**	**201,184,829**
Conditional shares		
Reserved for convertible bonds	14,007,875	14,007,875
Unreserved	0	0
Total conditional shares	**14,007,875**	**14,007,875**
Total shares	**243,933,393**	**215,192,704**

[1] Adjusted to reflect former shares splits and/or capital increases.

The par value per share is CHF 2. The share capital amounts to CHF 460 million (2003: 402) and treasury shares amount to CHF 488 million (2003: 448). On June 4, 2003, Holcim's shareholders approved the introduction of a standard registered share. As a result, all bearer shares were subsequently converted into registered shares at a ratio of 5-for-1.

34 Contingencies, Guarantees and Commitments

Contingencies

In the ordinary course of business, the Group is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environment and health and safety matters. There are no such matters pending that the Group expects to be material in relation to the Group's business, financial position or results of operations.

The Group operates in countries where political, economic, social and legal developments could have an impact on the Group's operations. The effects of such risks which arise in the normal course of business are not foreseeable and are therefore not included in the accompanying consolidated financial statements.

Guarantees

At December 31, 2004, guarantees issued to third parties in the ordinary course of business amounted to CHF 138 million (2003: 365).

Commitments

In the ordinary course of business, the Group buys and sells investments, associated companies and Group companies or portions thereof. It is common practice that the Group makes offers or receives call or put options in connection with such acquisitions and divestitures. The Group does not expect to incur losses as a result of these offers and options. As (a) no active market exists for these options and (b) it appears highly unlikely that these options could be sold to third parties as they represent only minority interests, management therefore considers that the fair value of both call and put options cannot be reliably estimated. Consequently, these options have not been recognized in the consolidated balance sheet at year-end.

At December 31, 2004, the Group's commitments amounted to CHF 652 million (2003: 745).

Million CHF	Cash and marketable securities	Accounts receivable	Trade accounts payable	Current financing liabilities	Other current liabilities	Total 2004	Total 2003
EUR	1,610	962	552	1,454	401	165	(795)
CHF	801	109	37	553	113	207	(556)
USD	898	317	138	350	283	444	1,249
CAD	41	118	100	0	60	(1)	11
MXN	54	109	61	0	58	44	(11)
EGP	3	1	4	1	13	(14)	(37)
ZAR	10	79	29	5	76	(21)	(40)
PHP	24	33	8	20	25	4	(74)
THB	22	33	18	1	28	8	24
AUD	14	75	14	2	31	42	(13)
NZD	0	36	16	12	9	(1)	(151)
Others	293	337	307	311	260	(248)	(152)
Total	**3,770**	**2,209**	**1,284**	**2,709**	**1,357**	**629**	**(545)**

36 Cash Flow used in Investing Activities

Million CHF	2004	2003
Purchase of property, plant and equipment net		
Replacements	(838)	(915)
Proceeds from sale of property, plant and equipment	83	113
Capital expenditures on property, plant and equipment to maintain productive capacity and to secure competitiveness	**(755)**	**(802)**
Expansion investments	(368)	(490)
Total purchase of property, plant and equipment net (A)	**(1,123)**	**(1,292)**
Purchase of financial assets, intangible and other assets		
Acquisition of new Group companies (net of cash and cash equivalents acquired)[1]	(395)	(423)
Increase in participation of existing Group companies	(650)	(56)
Increase in financial investments including associates	(75)	(68)
Increase in other assets	(1,033)	(467)
Total	**(2,153)**	**(1,014)**
Disposal of financial assets, intangible and other assets		
Disposal of Group companies (net of cash and cash equivalents disposed of)	9	49
Decrease in participation in Group companies	5	0
Decrease in financial investments including associates	570	304
Decrease in other assets	290	219
Total	**874**	**572**
Total purchase of financial assets, intangible and other assets net (B)	**(1,279)**	**(442)**
Total cash flow used in investing activities (A+B)	**(2,402)**	**(1,734)**

[1] Including goodwill of new Group companies.

Cash flow from acquisitions and disposals of Group companies				
	Acquisitions		Disposals	
Million CHF	2004	2003	2004	2003
Cash and cash equivalents	(17)	(33)	2	13
Other current assets	(101)	(32)	10	54
Long-term assets	(512)	(164)	17	124
Other current liabilities	74	21	(11)	(30)
Long-term financial liabilities and long-term provisions	142	4	(3)	(30)
Fair value of purchased / book value of disposed Group companies	**(414)**	**(204)**	**15**	**131**
Acquired (disposed) cash and cash equivalents	17	33	(2)	(13)
Net value	**(397)**	**(171)**	**13**	**118**
Net value Holcim's share	**(187)**	**(171)**	**6**	**118**
Goodwill	(208)	(252)	0	0
Net result from divestments			3	(69)
Net cash flow	**(395)**	**(423)**	**9**	**49**

37 Post-Balance Sheet Events

On January 20, 2005, Holcim UK made a friendly takeover and recommended cash offer to the shareholders of Aggregate Industries plc to acquire its entire ordinary share capital for a total amount of approximately GBP 1.8 billion. Aggregate Industries is a major integrated supplier of aggregates, asphalt and ready-mix concrete in the UK and the United States. Holcim UK is offering the ordinary shareholders of Aggregate Industries 138 pence per share. In addition, Aggregate Industries' shareholders will also be entitled to a second interim dividend of 2 pence per share if the offer becomes or is declared unconditional in all respects. A loan note alternative will be made available. As of January 20, 2005, Holcim UK holds 29.9% of the ordinary share capital of Aggregate Industries.

On January 20, 2005, Holcim entered into a strategic alliance with Gujarat Ambuja Cement Ltd to enter the growth market of India. The alliance will be conducted through Ambuja Cement India Ltd (ACIL), in which Holcim will hold 67% after all relevant transactions have been completed. ACIL currently owns 13.8% of The Associated Cement Companies Ltd (ACC) and 94.1% of Ambuja Cement Eastern Ltd (ACEL). The two cement companies have a combined annual cement capacity of about 20.2 million tonnes. As part of the transaction, the Holcim Group acting through ACIL will make a public purchase offer to the shareholders of ACC and ACEL. It will offer ACC shareholders INR 370 per share with the objective of increasing its shareholding up to 50.01% and ACEL shareholders INR 70 per share, subject to the approvals of relevant government authorities in India.

On January 25, 2005, Holcim concluded the sale of treasury shares in the amount of about CHF 430 million.

Board of Directors

In 2004, the non-executive members of the Board of Directors received a total remuneration of CHF 1.9 million (2003: 1.6). In addition, they were also granted 7,128 (2003: 8,480) shares of Holcim Ltd.

Senior management

The total annual compensation of each member of senior management comprises a base salary, a Group bonus, which is based on the financial results of the Group, and an individual bonus, which is based on individual performance. In 2004, the total remuneration of the members of senior management amounted to CHF 13.5 million (2003: 12.6). In addition, they were also granted 33,043 (2003: 48,130) shares of Holcim Ltd and 89,856 (2003: 126,170) share options.

At December 31, 2004, there were loans in the amount of CHF 3.1 million (2003: 2.8) outstanding, which were granted to members of senior management (see Corporate Governance section for further details).

39 Authorization of the Financial Statements for Issuance

The consolidated financial statements were authorized for issuance by the Board of Directors of Holcim Ltd on February 25, 2005 and are subject to shareholder approval at the Annual General Meeting of Shareholders scheduled for May 3, 2005.

Region	Company	Place	Nominal share capital in 000		Consolidated participation
Europe	Holcim (Belgique) S.A.	Belgium	EUR	72,762	100.0%
	Holcim (France) S.A.	France	EUR	70,525	100.0%
	Holcim (España), S.A.	Spain	EUR	147,803	99.9%
	Holcim Trading SA	Spain	EUR	19,600	100.0%
	Holcim Services EMEA S.L.	Spain	EUR	250	100.0%
	Holcim (Deutschland) AG	Germany	EUR	47,064	88.9%
	Holcim (Baden-Württemberg) GmbH	Germany	EUR	6,450	96.0%
	Holcim (Schweiz) AG	Switzerland	CHF	142,200	100.0%
	Holcim Group Support Ltd	Switzerland	CHF	1,000	100.0%
	Holcim White Ltd	Switzerland	CHF	1,000	100.0%
	Holcim (Italia) S.p.A.	Italy	EUR	26,000	100.0%
	Holcim (Česko) a.s.	Czech Republic	CZK	486,297	96.3%
	Holcim (Slovensko) a.s.	Slovakia	SKK	1,275,068	98.0%
	Holcim Hungária Rt.	Hungary	HUF	4,500,000	70.4%
	Holcim (Hrvatska) d.o.o.	Croatia	HRK	201,718	99.8%
	Fabrika Cementa "Novi Popovac" A.D.	Serbia	CSD	2,300,000	92.2%
	Holcim (Romania) S.A.	Romania	ROL	2,052,680,570	99.7%
	Holcim (Bulgaria) AD	Bulgaria	BGN	7,194	100.0%
	Alpha Cement J.S.C.	Russia	RUB	8,298	68.8%
North America	Holcim (US) Inc.	USA	USD	0	100.0%
	St. Lawrence Cement Inc.	Canada	CAD	145,109	63.7%
Latin America	Holcim Apasco S.A. de C.V.	Mexico	MXN	203,522	100.0%
	Cemento de El Salvador S.A. de C.V.	El Salvador	USD	78,178	50.0%
	Holcim de Nicaragua S.A.	Nicaragua	NIO	44,250	41.8%
	Holcim (Costa Rica) S.A.	Costa Rica	CRC	8,604,056	59.7%
	Panamá Cement S.A.[1]	Panama	USD	116,135	50.0%
	Caricement Antilles N.V.	Curaçao	USD	23,899	100.0%
	Holcim (Colombia) S.A.	Colombia	COP	72,536,716	99.8%
	Holcim (Venezuela) C.A.	Venezuela	VEB	7,792,178	100.0%
	Cementos Colón, S.A.[1]	Dominican Republic	DOP	165,000	29.8%
	Holcim (Ecuador) S.A.	Ecuador	USD	81,924	83.5%
	Holcim (Brasil) S.A.	Brazil	BRL	171,752	99.9%
	Minetti S.A.	Argentina	ARS	352,057	75.5%
	Cemento Polpaico S.A.	Chile	CLP	5,992,807	54.3%
Africa Middle East	Holcim (Maroc) S.A.	Morocco	MAD	421,000	51.0%
	Holcim (South Africa) (Pty) Ltd	South Africa	ZAR	740,436	54.4%
	Egyptian Cement Company S.A.E.[1]	Egypt	EGP	812,000	43.7%
	Ciments de Guinée S.A.	Guinea	GNF	6,393,000	61.3%
	Société de Ciments et Matériaux	Ivory Coast	XOF	907,000	99.9%
	United Cement Company of Nigeria Ltd[1]	Nigeria	NGN	1,040,000	50.0%
	Holcim (Liban) S.A.L.	Lebanon	LBP	234,192,509	55.8%
	Holcim (Outre-Mer) S.A.S.	La Réunion/Madagascar	EUR	37,748	100.0%
	Aden Cement Enterprises Ltd.	Republic of Yemen	YER	106,392	100.0%

[1] Joint venture, proportionate consolidation (50%).

Region	Company	Place	Nominal share capital in 000		Consolidated participation
Asia Pacific	Garadagh Cement J.S.C.	Azerbaijan	AZM	159,064	88.9%
	Holcim (Lanka) Ltd	Sri Lanka	LKR	4,656,167	99.6%
	Holcim (Bangladesh) Ltd	Bangladesh	BDT	120,000	82.9%
	Siam City Cement (Public) Company Limited[1]	Thailand	THB	2,500,000	35.7%
	Holcim Services (Asia) Ltd	Thailand	THB	10,000	100.0%
	Holcim (Malaysia) Sdn Bhd	Malaysia	MYR	10,450	100.0%
	Holcim Trading Pte Ltd	Singapore	SGD	650	100.0%
	PT Semen Cibinong Tbk.	Indonesia	IDR	3,831,450,000	78.2%
	Holcim (Vietnam) Ltd	Vietnam	USD	189,400	65.0%
	Holcim (Philippines) Inc.	Philippines	PHP	6,452,099	65.9%
	Cement Australia Pty Ltd[1]	Australia	AUD	0	50.0%
	Holcim (New Zealand) Ltd	New Zealand	NZD	30,000	100.0%

Principal Listed Group Companies

Region	Company	Place of listing	Market capitalization at December 31, 2004 in local currency		Security code number
Europe	Holcim (Deutschland) AG	Frankfurt	EUR	451 million	DE0005259006
North America	St. Lawrence Cement Inc.	Toronto	CAD	1,258 million[2]	CA7910601060
Latin America	Holcim (Costa Rica) S.A.	San José	CRC	55,926 million	CRINC00A0010
	Holcim (Ecuador) S.A.	Quito, Guayaquil	USD	573 million	ECP612411085
	Minetti S.A.	Buenos Aires	ARS	1,299 million	ARP6806N1051
	Cemento Polpaico S.A.	Santiago	CLP	166,610 million	CLP2216J1070
Africa Middle East	Holcim (Maroc) S.A.	Casablanca	MAD	4,905 million	MA0000010332
	Holcim (Liban) S.A.L.	Beirut	USD	157 million	Sicovam 921890
Asia Pacific	Siam City Cement (Public) Company Limited	Bangkok	THB	61,000 million	TH0021010002
	PT Semen Cibinong Tbk.	Jakarta	IDR	4,406,168 million	ID1000072309
	Holcim (Philippines) Inc.	Manila	PHP	12,775 million	PHY3232G1014

[1] Joint venture, proportionate consolidation (50%).

[2] Including all share classes.

	Nominal share capital in 000		Consolidated participation
Holcim Ltd, Switzerland	CHF	459,851	100.0%
Holcibel S.A., Belgium	EUR	831,000	100.0%
Holcim Auslandbeteiligungs-GmbH, Germany	EUR	2,556	100.0%
Holcim Beteiligungs-GmbH, Germany	EUR	102,000	100.0%
Holcim Capital Corporation Ltd., Bermuda	USD	2,630	100.0%
Holcim European Finance Ltd., Bermuda	EUR	25	100.0%
Holcim Finance (Australia) Pty Ltd, Australia	AUD	0	100.0%
Holcim Finance (Belgium) SA, Belgium	EUR	62	100.0%
Holcim Finance (Canada) Inc., Canada	CAD	0	100.0%
Holcim Finance (Luxembourg) SA, Luxemburg	EUR	31	100.0%
Holcim Investments (France) SAS, France	EUR	15,551	100.0%
Holcim Investments (Spain) S.L., Spain	EUR	60,003	100.0%
Holcim Overseas Finance Ltd., Bermuda	CHF	16	100.0%
Holcim Reinsurance Ltd., Bermuda	CHF	1,453	100.0%
Holderfin B.V., Netherlands	EUR	3,423	100.0%
Holcim S.A. de C.V., Mexico	MXN	50	100.0%

Principal Associated Companies

Region	Company	Country of incorporation or residence	Participation
Europe	The Cyprus Cement Company Ltd.	Cyprus	21.0%
Latin America	Cementos Progreso S.A.	Guatemala	20.0%
	Cementos del Norte S.A. de C.V.	Honduras	24.2%
	Cementos Pacasmayo S.A.A.	Peru	29.0%
Asia Pacific	Ardebil	Iran	44.6%
	Huaxin Cement Company Ltd.	China	23.4%

Report of the Group Auditors to the General Meeting of Holcim Ltd

As auditors of the Group, we have audited the consolidated financial statements (consolidated statement of income, consolidated balance sheet, statement of changes in consolidated equity, consolidated cash flow statement and notes presented on pages 98 to 141) of Holcim Ltd for the year ended December 31, 2004. Certain financial statements of subsidiaries have been audited by other auditors.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd.



Manuel Aeby
Swiss Certified Accountant
In charge of the audit



Christoph Dolensky
Swiss Certified Accountant
In charge of the audit

Zurich, February 25, 2005

Aggregates	□
Ready-mix concrete	●
Other products and services	○

Holcim (Belgique) S.A., Belgium

Chief executive:	Bernard Kueng
Personnel:	1,752
Production capacity:	3.1 million t of cement
Obourg plant	■
Haccourt grinding plant	■
Shareholdings:	
Gralex S.A.	□
Holcim Bétons (Belgique) S.A.	●
Holcim Granulats (Belgique)	□
Holcim Betonmortel B.V.	●
Holcim Betonproducten B.V.	○
Holcim Grondstoffen B.V.	○
Scoribel S.A.	■

Holcim (France) SAS, France

Chief executive:	Bernard Kueng
Personnel:	1,684
Production capacity:	5.1 million t of cement
Altkirch plant	■
Dannes plant	■
Héming plant	■
Lumbres plant	■
Rochefort plant	■
Ebange grinding plant	■
Shareholdings:	
Holcim Bétons (France) SAS	●
Holcim Granulats (France) SAS	□

Holcim (España), S.A., Spain	
Chief executive:	Saverio A. Banchini
Personnel:	1,794
Production capacity:	5.1 million t of cement
Carboneras plant	■
Gádor plant	■
Jerez plant	■
Lorca plant	■
Torredonjimeno plant	■
Yeles plant	■
Shareholdings:	
Holcim Aridos S.L.	□
Holcim Hormigones S.A.	●
Holcim Morteros S.A.	●

Holcim Trading SA, Spain

Chief executive:	José Cantillana
Personnel:	63

Holcim Services EMEA S.L., Spain

Chief executive:	José Maria San Luciano Ruiz
Personnel:	62

Holcim (Deutschland) AG, Germany

Chief executive:	Karl Gernandt
Personnel:	918
Production capacity:	3.2 million t of cement
Höver plant	■
Lägerdorf plant	■
Rostock plant (terminal)	■
Salzgitter (granulation)	■
Hansa grinding plant	■
Shareholdings:	
BKK Baustoff-Kontor GmbH	■ ○
Hannoversche Silo-Gesellschaft mbH	○
Holcim Beton und Zuschlagsstoffe GmbH	□ ●
Kieswerke Borsberg GmbH & Co. KG	□
SBU Kieswerk Zeithain GmbH & Co. KG	□
SBU Sandwerke Dresden GmbH	□

Aggregates	□
Ready-mix concrete	●
Other products and services	○

Holcim (Baden-Württemberg) GmbH, Germany

Chief executive:	Oliver Osswald
Personnel:	243
Production capacity:	1.5 million t of cement
Dotternhausen plant	■
Shareholdings:	
Georoc GmbH Deutschland Süd	■
Holcim Kies und Beton GmbH	□ ●
Industrie Beteiligungs GmbH	□ ●
Rohrbach Beteiligungs GmbH	□ ●

Holcim (Schweiz) AG, Switzerland

Chief executive:	Kaspar Wenger
Personnel:	1,219
Production capacity:	3.5 million t of cement
Brunnen plant	■ □
Eclépens plant	■
Siggenthal plant	■
Untervaz plant	■
Lorüns grinding plant, Austria	■
Shareholdings:	
AG Hunziker & Cie	○
Holcim BF+P SA	●
Holcim Gradisles SA	□
Holcim Kies und Beton AG	□ ●
Holcim (Vorarlberg) GmbH	■

Holcim Group Support Ltd, Switzerland

Personnel:	656
Sector company:	
Holcim Group Support (Canada) Ltd.	○

Holcim White Ltd, Switzerland

Chief executive:	Karl A. Baumann
Personnel:	28

Holcim (Italia) S.p.A., Italy	
Chief executive:	Carlo Gervasoni
Personnel:	534
Production capacity:	3.3 million t of cement
Merone plant	■
Ternate plant	■
Morano grinding plant	■
Shareholdings:	
Eurofuels	■
Holcim Aggregati S.r.l.	□
Holcim Calcestruzzi S.r.l.	●

Holcim (Česko) a.s., Czech Republic

Chief executive:	Jan Hamr
Personnel:	410
Production capacity:	1.3 million t of cement
Prachovice plant	■
Aggregates operations	□
Ready-mix concrete operations	●
Shareholdings:	
KAPO Prachovice s.r.o	○
Lom Klecany s.r.o	○
Transbeton Skanska s.r.o	●
Transportcement Prachovice s.r.o	■

Holcim (Slovensko) a.s., Slovakia

Chief executive:	Jan Hamr
Personnel:	794
Production capacity:	2.7 million t of cement
Rohožník plant	■
Banská Bystrica grinding plant	■
Aggregates operations	□
Ready-mix concrete operations	●
Shareholdings:	
ASO Spol s.r.o	■
B & W Auslandsbeteiligung GmbH	○
Hirostavbet s.r.o	●
Transportcement Bratislava	■
Holcim (Wien) GmbH, Austria	■

Holcim Hungária Rt., Hungary

Chief executive:	Richard Skene
Personnel:	647
Production capacity:	2.1 million t of cement
Hejöcsaba plant	■
Lábatlan plant	■
Shareholding:	
Holcim Beton Rt.	□ ●

Holcim (Hrvatska) d.o.o., Croatia

Chief executive:		Albert Szabo
Personnel:		234
Production capacity:		1.0 million t of cement
Koromačno plant	■	
Umag grinding plant	■	
Ready-mix concrete operations	●	

Fabrika Cementa "Novi Popovac" A.D., Serbia

Chief executive:	Darko Krizan
Personnel:	735
Production capacity:	1.4 million t of cement
Novi Popovac plant	■

Holcim (Romania) S.A., Romania

Chief executive:	Markus Wirth
Personnel:	1,279
Production capacity:	5.2 million t of cement
Alesd plant	■
Campulung plant	■
Turda plant	■
Aggregates operations	□
Ready-mix concrete operations	●

Holcim (Bulgaria) AD, Bulgaria

Chief executive:	Todor Kostov
Personnel:	799
Production capacity:	2.5 million t of cement
Beli Izvor plant	■
Pleven plant	■
Shareholdings:	
Holcim Karierni Materiali AD	□
Karieri AD	□

Alpha Cement J.S.C., Russia

Chief executive:	Mikhail V. Bogush
Personnel:	1,826
Production capacity:	4.3 million t of cement
Shurovo plant	■
Volsk plant	■

Holcim (US) Inc., USA

Chief executive:		Patrick Dolberg
Personnel:		2,352
Production capacity:		17.2 million t of cement
Ada plant	■	
Artesia plant	■	
Clarksville plant	■	
Devil's Slide plant	■	
Dundee plant	■	
Holly Hill plant	■	
Mason City plant	■	
Midlothian plant	■	
Portland plant	■	
Theodore plant	■	
Trident plant	■	
GranCem Birmingham	■	
GranCem Chicago	■	
GranCem Weirton	■	

St. Lawrence Cement Inc., Canada

Chief executive:	Philippe Arto
Personnel:	2,871
Production capacity:	4.8 million t of cement
Joliette plant	■
Mississauga plant	■
Demix group	□ ● ○
Dufferin group	□ ● ○
St. Lawrence Cement, USA	
Camden plant	■
Catskill plant	■
Hagerstown plant	■

Holcim Apasco S.A. de C.V., Mexico

Chief executive:	Pierre A. Froidevaux
Personnel:	3,533
Production capacity:	11.5 million t of cement
Shareholdings:	
Cementos Apasco S.A. de C.V.	
Acapulco plant	■
Apaxco plant	■
Macuspana plant	■
Orizaba plant	■
Ramos Arizpe plant	■
Tecomán plant	■
Concretos Apasco S.A. de C.V.	●
Gravasa S.A. de C.V.	□

Aggregates	□
Ready-mix concrete	●
Other products and services	○

Cemento de El Salvador S.A. de C.V., El Salvador	
Chief executive:	Ricardo A. Chavez Caparroso
Personnel:	765
Production capacity:	1.7 million t of cement
El Ronco plant	■
Maya plant	■
Shareholding:	
Bolsas de Centroamérica S.A. de C.V.	○
Concretera Salvadoreña S.A. de C.V.	●
Pedrera de El Salvador S.A. de C.V.	□

Holcim de Nicaragua S.A., Nicaragua	
Chief executive:	Sergio Egloff
Personnel:	77
Production capacity:	0.3 million t of cement
Nagarote grinding plant	■

Holcim (Costa Rica) S.A., Costa Rica	
Chief executive:	Jean Pierre Ratton
Personnel:	954
Production capacity:	0.8 million t of cement
Cartago plant	■
Shareholdings:	
Hidroeléctrica Aguas Zarcas S.A.	○
Holcim Concretera S.A.	●
Productos de Concreto S.A.	●
Quebradores Cerro Minas S.A.	□
Quebrador Ochomogo S.A.	□

Panamá Cement S.A., Panama	
Chief executive:	José Agustin Moscoso
Personnel:	370
Production capacity:	1.0 million t of cement
Shareholdings:	
Cemento Panamá S.A.	
Quebrancha grinding plant	■
Concreto S.A.	●
Grava S.A.	□
Productos de Concreto S.A.	●

Caricement Antilles N.V., Curaçao	
Chief executive:	Carlos Gutierrez-Marcet
Personnel:	19
Antilles terminals	■

Holcim (Colombia) S.A., Colombia	
Chief executive:	Bernard Terver
Personnel:	764
Production capacity:	1.5 million t of cement
Nobsa plant	■
Shareholding:	
Holcim Premezclados S.A.	□ ●

Holcim (Venezuela) C.A., Venezuela	
Chief executive:	Bernard Terver
Personnel:	568
Production capacity:	2.4 million t of cement
Cumarebo plant	■
San Sebastián plant	■
Shareholdings:	
Agregados Caribe C.A.	□
Holcim Premezclados C.A.	●
Yesos del Golfo C.A.	○

Cementos Colón, S.A., Dominican Republic	
Chief executive:	Carlos Gutierrez-Marcet
Personnel:	91
Production capacity:	0.6 million t of cement
Najayo grinding plant	■

Holcim (Ecuador) S.A., Ecuador	
Chief executive:	Andreas Leu
Personnel:	719
Production capacity:	3.5 million t of cement
Shareholdings:	
Distribuidora Rocafuerte (Disensa) SA	○
Holcim Agregados S.A.	□
Holcim Cemento S.A.	
Cerro Blanco plant	■
San Rafael grinding plant	■
Holcim Hormigones S.A.	●
Cementos Pacasmayo S.A.A., Peru	
Pacasmayo plant	■

Holcim (Brasil) S.A., Brazil		
Chief executive:		Carlos Bühler
Personnel:		1,359
Production capacity:		5.2 million t of cement
Barroso plant	■	
Cantagalo plant	■	
Pedro Leopoldo plant	■	
Vitória grinding plant	■	
Shareholdings:		
Concretex		●
Pedreiras Cantareira	□	

Minetti S.A., Argentina

Chief executive:	Eduardo Kretschmer
Personnel:	743
Production capacity:	4.1 million t of cement
Capdeville plant	■
Córdoba plant	■
Puesto Viejo plant	■
Campana grinding plant	■
Shareholdings:	
Hormix	●
Transmix	●

Cemento Polpaico S.A., Chile

Chief executive:	Eduardo Kretschmer
Personnel:	944
Production capacity:	2.7 million t of cement
Cerro Blanco plant	■
Coronel grinding plant	■
Mejillones grinding plant	■
Shareholding:	
Pétreos S.A.	□ ●

Holcim (Maroc) S.A., Morocco

Chief executive:	Dominique Drouet
Personnel:	602
Production capacity:	2.7 million t of cement
Oujda plant	■
Ras El Ma plant	■
Nador grinding plant	■
Shareholdings:	
Holcim Bétons	●
Holcim Granulats	□

Holcim (South Africa) (Pty) Ltd, South Africa		
Chief executive:		Karl Meissner-Roloff
Personnel:		2,006
Production capacity:		4.2 million t of cement
Dudfield plant	■	
Ulco plant	■	
Roodepoort grinding plant	■	
Alpha Stone and Readymix	□	●
Shareholding:		
Tanga Cement Company Ltd., Tanzania		
Tanga plant	■	

Egyptian Cement Company S.A.E., Egypt

Chief executive:	Nassef Sawiris
Personnel:	1,221
Production capacity:	7.1 million t of cement
El Soukhna plant	■

Ciments de Guinée S.A., Guinea

Chief executive:	Patrice Chanton
Personnel:	180
Production capacity:	0.5 million t of cement
Conakry grinding plant	■

Société de Ciments et Matériaux, Ivory Coast

Chief executive:	Johan Pachler
Personnel:	152
Production capacity:	0.8 million t of cement
Abidjan grinding plant	■

United Cement Company of Nigeria Ltd, Nigeria

Chief executive:	Joe C. Pemberton
Personnel:	136
Production capacity:	0.3 million t of cement
Calabar grinding plant	■

Aggregates	□
Ready-mix concrete	●
Other products and services	○

Holcim (Liban) S.A.L., Lebanon

Chief executive:	Vincent Bouckaert
Personnel:	379
Production capacity:	2.5 million t of cement
Chekka plant	■
Shareholdings:	
Holcim Béton S.A.L.	●
Société Libanaise des Ciments Blancs	■
Bogaz Endustri ve Madencilik, Northern Cyprus	
Famagusta grinding plant	■

Holcim (Outre-Mer) S.A.S., La Réunion

Chief executive:	Andreas Rogenmoser
Personnel:	525
Production capacity:	0.8 million t of cement
Ibity plant	■
New Caledonia grinding plant	■
Réunion grinding plant	■
Mauritius cement terminal	■
Holcim Bétons	●
Holcim Granulats	□

Aden Cement Enterprises Ltd., Republic of Yemen

Chief executive:	Jaafar Skalli
Personnel:	128
Aden terminal	■

Garadagh Cement J.S.C., Azerbaijan

Chief executive:	Uwe Koehler
Personnel:	491
Production capacity:	1.2 million t of cement
Garadagh plant	■

Holcim (Lanka) Ltd, Sri Lanka

Chief executive:	Peter Spirig
Personnel:	585
Production capacity:	1.0 million t of cement
Palavi plant	■
Shareholdings:	
Galle Cement Company Ltd.	
Galle terminal	■
Ruhunu Cement Company Ltd.	
Galle grinding plant	■

Holcim (Bangladesh) Ltd, Bangladesh

Chief executive:	Ramit Budhraja
Personnel:	508
Production capacity:	1.3 million t of cement
Bangladesh grinding plant	■
Shareholdings:	
Cemcor Limited	
Saiham Cement Industries Ltd	■
United Cement Industries Limited	■

Siam City Cement (Public) Company Limited, Thailand

Chief executive:	Leo Mittelholzer
Personnel:	3,242
Production capacity:	14.8 million t of cement
Saraburi plants	■
Shareholdings:	
Conwood Co. Ltd.	○
Karat Faucet Co. Ltd.	○
Siam City Concrete Co. Ltd.	●

Holcim Services (Asia) Ltd., Thailand

Chief executive:	Felix Hoechner
Personnel:	79
Information Services Asia-Pacific	○

Holcim (Malaysia) Sdn Bhd, Malaysia

Chief executive:	Joe Khor
Personnel:	86
Production capacity:	1.2 million t of cement
Pasir Gudang grinding plant	■

PT Semen Cibinong Tbk., Indonesia	
Chief executive:	Tim Mackay
Personnel:	3,284
Production capacity:	9.6 million t of cement
Cilacap plant	■
Narogong plant	■
PT Trumix Beton	□ ●
PT Wahana Transtama	■

Holcim (Vietnam) Ltd, Vietnam

Chief executive:	Mike Doyle
Personnel:	914
Production capacity:	3.4 million t of cement
Hon Chong plant	■
Cat Lai grinding plant and terminal	■

Holcim (Philippines) Inc., Philippines

Chief executive:	Paul O'Callaghan
Personnel:	1,371
Production capacity:	9.6 million t of cement
Bulacan plant	■
Davao plant	■
La Union plant	■
Luga-it plant	■
Trans Asia Power Corporation	○
Shareholdings:	
Calamba Aggregates Co. Inc.	□
Northern Mindanao Transport Company	■

Cement Australia Pty Ltd, Australia

Chief executive:	Chris Leon
Personnel:	1,542
Production capacity:	3.8 million t of cement
Gladstone plant	■
Kandos plant	■
Railton plant	■
Bulwer Island grinding plant	■
Rockhampton plant	○
Shareholdings:	
Australian Steel Mill Services Pty Ltd.	○
Cornwall Coal Company	○
Melcann Ltd.	■
Pacific Lime Pty Ltd.	○
Pozzolanic Industries Ltd.	■

Holcim (New Zealand) Ltd, New Zealand	
Chief executive:	Rex Williams
Personnel:	779
Production capacity:	0.5 million t of cement
Westport plant	■
Aggregates operations	□
Ready-mix concrete operations	●
Shareholdings:	
AML Ltd.	●
Coastal Resources Ltd.	□
McDonald's Lime Ltd.	○
Taylors Lime Co.	○
Suzhou plant, China	■

Million CHF	2004	2003
Financial income	485.7	325.8
Other ordinary income	8.3	7.3
Extraordinary income	0	3.4
Total income	**494.0**	**336.5**
Financial expenses	(59.8)	(51.6)
Other ordinary expenses	(26.9)	(24.9)
Change in provisions and valuation adjustments on financial investments	(60.0)	(48.3)
Taxes	(5.2)	(0.8)
Total expenses	**(151.9)**	**(125.6)**
Net income	**342.1**	**210.9**

Balance Sheet Holcim Ltd as at December 31

Million CHF	2004	2003
Cash and cash equivalents	785.1	77.6
Accounts receivable – Group companies	134.0	153.6
Accounts receivable – third parties	4.2	4.9
Prepaid expenses and other current assets	5.2	2.5
Total current assets	**928.5**	**238.6**
Loans – Group companies	1,798.7	1,252.0
Financial investments – Group companies	6,646.0	4,909.2
Other financial investments	11.0	16.2
Total long-term assets	**8,455.7**	**6,177.4**
Total assets	**9,384.2**	**6,416.0**
Current financing liabilities – Group companies	195.8	155.9
Other current liabilities	17.2	23.5
Total short-term liabilities	**213.0**	**179.4**
Long-term financing liabilities – Group companies	459.2	634.9
Debentures	1,000.0	1,000.0
Long-term provisions	2,181.4	656.5
Total long-term liabilities	**3,640.6**	**2,291.4**
Total liabilities	**3,853.6**	**2,470.8**
Share capital	459.9	402.4
Legal reserves		
Ordinary reserve	3,974.7	2,605.1
Reserve for treasury shares	484.2	443.4
Free reserve	262.8	262.8
Retained earnings	349.0	231.5
Total shareholders' equity	**5,530.6**	**3,945.2**
Total liabilities and shareholders' equity	**9,384.2**	**6,416.0**

Change in Shareholders' Equity Holcim Ltd

	Share capital	Ordinary reserve	Reserve for treasury shares	Free reserve	Retained earnings	Total
Million CHF						
January 1, 2002	**402.4**	**2,593.6**	**448.3**	**262.8**	**210.4**	**3,917.5**
Capital increase						0
Capital surplus		6.6				6.6
Increase reserve for treasury shares		(4.0)	4.0			0
Dividends					(195.1)	(195.1)
Net income of the year					200.5	200.5
December 31, 2002	**402.4**	**2,596.2**	**452.3**	**262.8**	**215.8**	**3,929.5**
January 1, 2003	**402.4**	**2,596.2**	**452.3**	**262.8**	**215.8**	**3,929.5**
Capital increase						0
Capital surplus						0
Decrease reserve for treasury shares		8.9	(8.9)			0
Dividends					(195.2)	(195.2)
Net income of the year					210.9	210.9
December 31, 2003	**402.4**	**2,605.1**	**443.4**	**262.8**	**231.5**	**3,945.2**
January 1, 2004	**402.4**	**2,605.1**	**443.4**	**262.8**	**231.5**	**3,945.2**
Capital increase	57.5					57.5
Capital surplus		1,410.4				1,410.4
Increase reserve for treasury shares		(40.8)	40.8			0
Dividends					(224.6)	(224.6)
Net income of the year					342.1	342.1
December 31, 2004	**459.9**	**3,974.7**	**484.2**	**262.8**	**349.0**	**5,530.6**

Contingent liabilities	31.12.2004	31.12.2003
Million CHF		
Holcim Capital Corporation Ltd.		
Guarantees in respect of holders of		
5.125% CHF 125 million bonds due in 2005	140	140
5% CHF 150 million bonds due in 2006	165	165
6.35% USD 249 million private placement due in 2006	302[1]	344
3.75% CHF 200 million bonds due in 2007	215	215
5.83% USD 35 million private placement due in 2007	43[1]	48
6.6% USD 168 million private placement due in 2008	213[1]	238
5.93% USD 105 million private placement due in 2009	132[1]	147
7.05% USD 358 million private placement due in 2011	480[1]	530
6.59% USD 165 million private placement due in 2014	221[1]	240
0% USD 615.865 million convertible bonds due in 2017	700[1]	762
7.65% USD 50 million private placement due in 2031	80[1]	85
Guarantees in respect of financial institutions		
Swaps for above-mentioned bonds	0	1
Holcim Finance (Australia) Pty Ltd		
Guarantees in respect of holders of		
5.5% AUD 150 million bonds due in 2006	137[2]	141
6.15% AUD 110 million bonds due in 2006	100[2]	104
Holcim Finance (Belgium) SA		
Commercial Paper Program, guarantee based on utilization, EUR 500 million maximum	532[3]	623
Holcim Finance (Canada) Inc.		
Guarantees in respect of holders of		
5.86% CAD 105 million private placement due in 2007	107[4]	108
6.91% CAD 10 million private placement due in 2017	12[4]	11
Holcim Finance (Luxembourg) SA		
Guarantees in respect of holders of		
2.55% EUR 50 million bonds due in 2006	85[3]	86
4.375% EUR 750 million bonds due in 2010	1,275[3]	1,285
4.375% EUR 600 million bonds due in 2014	1,020[3]	0
Guarantees in respect of financial institutions		
Swaps for above-mentioned bonds	0	6
Holcim Overseas Finance Ltd.		
Guarantees in respect of holders of		
1% CHF 419.25 million convertible bonds due in 2004	0	428
1% CHF 600 million convertible bonds due in 2012	719	719
Holcim Ltd is part of a value added tax group and therefore jointly liable to the federal tax department for the value added tax liabilities of the other members.		

Issued bonds

The outstanding bonds and private placements as at December 31, 2004 are listed on pages 126 and 127.

Principal investments

The principal direct and indirect investments of Holcim Ltd are listed under the heading "Principal Companies of the Holcim Group" on pages 139 to 141.

[1] Exchange rate USD: CHF 1.1371.
[2] Exchange rate AUD: CHF 0.8914.
[3] Exchange rate EUR: CHF 1.5456.
[4] Exchange rate CAD: CHF 0.949.

Treasury shares		Number	Price per share in CHF	Million CHF
01.01.03	Treasury shares	6,074,065	74.46	452.3
01.01. to 31.12.03	Movement	(115,196)	n.a.	(8.9)
31.12.03	Treasury shares	5,958,869	74.42	443.4
01.01.04	Treasury shares	5,958,869	74.42	443.4
01.01. to 31.12.04	Movement	827,881	n.a.	40.8
31.12.04	Treasury shares	6,786,750	71.35	484.2

Conditional share capital		Number	Price per share in CHF	Million CHF
01.01.03	Conditional shares par value	14,007,875	2.00	28.0
01.01. to 31.12.03	Movement	0	0	0
31.12.03	Conditional shares par value	14,007,875	2.00	28.0
01.01.04	Conditional shares par value	14,007,875	2.00	28.0
01.01. to 31.12.04	Movement	0	0	0
31.12.04	Conditional shares par value	14,007,875	2.00	28.0

Share interests of Board of Directors and senior management

As at December 31, 2004, the members of the Board of Directors and the senior management of Holcim held directly and indirectly in the aggregate 50,848,168 (2003: 47,641,353) registered shares and no rights to acquire further registered shares and 526,436 (2003: 436,580) call options on registered shares.

Important shareholders[1]

As at December 31, 2004, Thomas Schmidheiny directly and indirectly held 50,610,061 or 22.01% (2003: 47,422,633 or 23.6%) registered shares.[2]

Capital Group Companies Inc. held 22,956,120 or 9.98% registered shares as at August 6, 2004.

The information disclosed complies with all Swiss legal requirements. Further information can be found in the Corporate Governance chapter on pages 52 to 71.

[1] Shareholding of more than 5%.
[2] Included in share interests of Board of Directors and senior management.

Dividend-bearing share capital		2004		2003
Shares	Number	Million CHF	Number	Million CHF
Registered shares of CHF 2 par value	229,925,518	459.9	201,184,829	402.4
Total	**229,925,518**	**459.9**	**201,184,829**	**402.4**

Appropriation of retained earnings		
CHF		
Retained earnings brought forward	6,909,219	20,551,633
Net income of the year	342,089,304	210,908,185
Retained earnings	**348,998,523**	**231,459,818**
The Board of Directors proposes to the Annual General Meeting of Shareholders of May 3, 2005 in Dübendorf the following appropriation:		
Gross dividend[1]	(278,923,460)	(224,550,599)
Balance to be carried forward	**70,075,063**	**6,909,219**

This results in the following dividend per share:

Dividend	**Gross**	**Net[2]**
Registered share	CHF 1.25	CHF 0.8125

On May 6, 2005, the dividend on registered shares will be paid in accordance with shareholders' instructions.

[1] No dividend is paid on treasury shares held by Holcim. On January 1, 2005, treasury holdings amounted to 6,786,750 registered shares.
[2] After deduction of 35% withholding tax.

Report of the Statutory Auditors to the General Meeting of Holcim Ltd

As statutory auditors, we have audited the accounting records and the financial statements (statement of income, balance sheet and notes presented on pages 150 to 155) of Holcim Ltd for the year ended December 31, 2004.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's Articles of Incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd.





Manuel Aeby
Swiss Certified Accountant
In charge of the audit

Christoph Dolensky
Swiss Certified Accountant
In charge of the audit

Zurich, February 25, 2005

Widely represented in share indices

The Holcim registered share is represented in 67 important share indices.

Weighting of Holcim Registered Share in Selected Share Indices	
Index	Weighting in %
SMI, Swiss Market Index	1.73
SPI, Swiss Performance Index	1.54
BEBULDM, BE500 Building Materials Index	11.98
SXOP, Dow Jones STOXX 600 Construction	6.75
VIRTX, virt-x Broad	0.25
DJSI World, Dow Jones Sustainability Index World	0.13
FTSE4Good Europe Index	0.21

Sources: Bloomberg, Dow Jones Sustainability Indexes, FTSE Index Company, end-December 2004.

Additional Data	
Security code number	1221405
Telekurs code	HOLN
Reuters code	HOLN.VX
Bloomberg code	HOLN VX

Stock exchange listings

The Holcim shares (security code No. 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. The shares are also traded on the Frankfurt Stock Exchange. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLN.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 15,750 million (2003: 11,588) at December 31, 2004.

Key Data Holcim Registered Share[1]					
Par value CHF 2	2004	2003	2002	2001	2000
Number of shares issued	229,925,518	201,184,829	201,184,829	201,184,829	188,610,775
Number of dividend-bearing shares	229,925,518	201,184,829	201,184,829	201,184,829	188,610,775
Number of shares conditional capital	14,007,875[2]	14,007,875	14,007,875	9,007,875	9,007,875
Number of treasury shares	6,786,750	5,958,869	6,074,065	6,023,000	1,170,775
Stock market prices in CHF					
High[3]	70	59	77	79	88
Low[3]	56	37	40	52	63
Consolidated earnings per share in CHF[4]	4.32	3.51	2.59	4.24	4.82
Cash earnings per share in CHF[5]	5.95	4.96	4.14	5.56	6.05
Consolidated shareholders' equity per share in CHF[4]	40.36	35.00	33.66	39.16	37.89
Gross dividend per share in CHF	1.25[6]	1.15	1.00	1.00	1.00

Current Rating	
Standard & Poor's long-term rating	BBB+ CreditWatch Negative
Standard & Poor's short-term rating	A-2

[1] Adjusted to reflect former share splits and capital increases.
[2] Shares reserved for convertible bonds issued.
[3] Bearer share until unification of share structure (June 10, 2003), registered share afterwards.
[4] After interests of minority shareholders based on weighted average number of shares outstanding, see note 14.
[5] Excludes the amortization of goodwill and other intangible assets.
[6] Proposal of the Board of Directors.


CHF 100
CHF 80
CHF 60
CHF 40
CHF 20
CHF 0
2000
2001
2002
2003
2004
2005
Holcim share¹
SMI (adjusted)

Major shareholders

Information on major shareholders can be found on page 154 in this report.

Registration and voting restrictions

Acquirers of registered shares shall be registered upon request in the share register as shareholders with the right to vote if they expressly declare that they have acquired the registered shares in their own name and for their own account. If persons fail to expressly declare in their registration applications that they hold the shares for their own account (the "Nominees"), the Board of Directors shall enter such persons in the share register with the right to vote, provided that the Nominee has entered into an agreement with the company concerning his status, and further provided that the Nominee is subject to a recognized bank or financial market supervision.

Free float

The free float according to the definition of the SWX Swiss Exchange is 77.99%.

Dividend policy

Dividends are paid annually. The next dividend payment will be on May 6, 2005. Holcim's mid-term dividend policy is to target a dividend payout ratio of 25 to 33% of net profit after goodwill amortization received by the end of the reporting period, calculated according to IFRS.

Information on Holcim shares

Further information on Holcim shares can be found on the Internet: www.holcim.com/investors

[1] Bearer share until unification of share structure (June 10, 2003), registered share afterwards.

		2004	2003	2002	2001	2000
Statement of income						
Net sales[1]	Million CHF	13,215	12,600	13,010	13,644	13,531
Gross profit[1]	Million CHF	6,598	6,036	6,243	6,490	6,074
Operating EBITDA	Million CHF	3,588	3,311	3,341	3,335	3,365
Operating EBITDA margin	%	27.2	26.3	25.7	24.4	24.9
EBITDA	Million CHF	3,619	3,383	3,399	3,574	3,595
Operating profit	Million CHF	2,251	1,925	1,903	1,945	2,001
Operating profit margin	%	17.0	15.3	14.6	14.3	14.8
Depreciation and amortization	Million CHF	1,444	1,446	1,545	1,417	1,429
EBIT[1]	Million CHF	2,175	1,937	1,854	2,157	2,166
Income taxes	Million CHF	510	510	493	433	448
Tax rate	%	30.7	35.4	38.2	29.6	30.2
Net income before minority interests	Million CHF	1,153	932	797	1,031	1,035
Net income after minority interests	Million CHF	914	686	506	812	886
Net income margin	%	6.9	5.4	3.9	6.0	6.5
Cash flow statement						
Cash flow from operating activities	Million CHF	2,622	2,619	2,388	2,402	2,557
Cash flow margin	%	19.8	20.8	18.4	17.6	18.9
Investments in property, plant and equipment for maintenance	Million CHF	755	802	843	855	816
Investments in property, plant and equipment for expansion	Million CHF	368	490	409	875	824
Financial investments net	Million CHF	1,279	442	245	1,949	1,929
Balance sheet						
Current assets	Million CHF	7,396	6,028	6,460	6,367	6,401
Long-term assets	Million CHF	18,465	18,797	19,000	20,677	18,588
Total assets	Million CHF	25,861	24,825	25,460	27,044	24,989
Short-term liabilities	Million CHF	5,350	5,224	5,168	5,258	5,790
Long-term liabilities	Million CHF	9,803	10,102	10,857	11,403	10,199
Shareholders' equity including interests of minority shareholders[2]	Million CHF	10,708	9,499	9,435	10,383	9,000
Shareholders' equity as % of total assets[2]	%	41.4	38.3	37.1	38.4	36.0
Interests of minority shareholders	Million CHF	2,178	2,666	2,867	2,741	1,900
Net financial debt	Million CHF	6,810	8,299	8,857	9,768	9,060
Capacity, sales and personnel						
Annual production capacity cement[1]	Million t	154.1	145.2	141.9	121.2	113.2
Sales of cement and clinker[1]	*Million t*	102.1	94.3	90.5	84.3	80.6
Sales of aggregates	Million t	104.2	95.9	92.1	89.5	86.6
Sales of ready-mix concrete	Million m^3	29.3	27.0	25.3	25.5	24.9
Personnel		46,909	48,220	51,115	47,362	44,316
Financial ratios						
Return on equity[3]	%	11.9	10.2	7.1	11.0	13.1
Gearing	%	63.6	87.4	93.9	94.1	100.7
Funds from operations[4] / net financial debt	%	38.1	28.6	26.4	25.1	27.2
EBITDA net interest coverage	×	7.2	6.8	5.9	5.5	5.6
EBIT net interest coverage	×	4.3	3.9	3.2	3.3	3.4

[1] Restated figures 2000.
[2] Includes interests of minority shareholders.
[3] *Excludes interests of minority shareholders.*
[4] Net income before minority interests and depreciation and amortization.

Cautionary statement regarding forward-looking statements
This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Organizational chart as at January 1, 2005

Holcim Board of Directors

Audit Committee

Governance, Nomination & Compensation Committee

Markus Akermann
CEO

Executive Committee


Benoît-H. Koch
Hansueli Heé
Thomas Knöpfel
Paul Hugentobler
Tom A. Clough
Theophil H. Schlatter
CFO

Regional Line Responsibility


North America
UK, Norway
Mediterranean[1]
International Trade
Europe[2]
Latin America[3]
Mexico
South Asia
ASEAN[4]
East Asia[5]
Oceania
South & East Africa

Area Managers


Javier de Benito
Area Manager
Urs Böhlen
Area Manager
Bernard Terver
Area Manager
Gérard Letellier
Area Manager

Functional Responsibility


Sustainable Development
Manufacturing
Legal & Compliance
Strategy & Risk Management, Communication
Commercial, Procurement, IT
Human Resources
Finance & Controlling

Corporate Functional Managers


Jacques Bourgon
Hans Braun[6]
Corporate Manufacturing Services Manager
Roland Köhler
Corporate Strategy & Risk Manager
Stefan Wolfensberger
Corporate Commercial Services Manager
Beat Fellmann
Deputy CFO

Functions


Industrial Ecology: Patrick Verhagen
Social Responsibility & SD Coordination: Barbara Dubach
Manufacturing Services
Technical Services: Hans Braun
Engineering: Jacques Bourgon
Legal: Peter Doerr
Occupational Health & Safety: Ted Anderson
HGRS Services: Thomas L. Küderli
Strategy & Risk Management: Roland Köhler
Communications: Roland Walker
Investor Relations: Bernhard A. Fuchs
Internal Audit[7]: Rodolfo Schibli
Commercial Services
Marketing Services: Jürg Kuhn
Product Development: Stefan Wolfensberger
Concrete & Aggregates: Samuel Plüss
Procurement: Alois Zwinggi
Information Technology: Urs Bleisch
HR Management: Penny Abbott
Training & Learning: Walter Baumgartner
Financial Holdings, Tax, HGRS IT Service Center, HGRS Accounting: Beat Fellmann
Controlling: Christoph Haller
Financing & Treasury: Christof Hässig
Holcim Information Platform: Mark Füllemann

[1] Incl. Iberian Peninsula. [2] Excl. Iberian Peninsula, UK and Norway.
[3] Excl. Mexico. [4] Excl. Philippines. [5] Incl. Philippines. [6] Until 30.6.2005.
[7] Internal Audit reports to the Chairman of the Board of Directors.
HGRS = Holcim Group Support Ltd.

Financial Reporting Calendar	
Press and analyst conference on annual results for 2004	March 2, 2005
Results for the first quarter 2005	May 2, 2005
General meeting of shareholders	May 3, 2005
Dividend payment	May 6, 2005
Half-year results for 2005	August 25, 2005
Press and analyst conference for the third quarter 2005	November 9, 2005
Press and analyst conference on annual results for 2005	March 1, 2006

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com

Holcim

www.holcim.com







Day in, day out, Holcim's 47,000 men and women do their part in building the future. Wherever they may be, they deliver true value to our customers.

Holcim is one of the world's leading suppliers of cement, aggregates and concrete and the provider of choice for related services. Holcim has majority and minority interests in more than 70 countries on all continents.